03035528

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

P.E. 10/22/03

Commission File Number: 0-15850

For the month of October (October 22, 2003)

ANSELL LIMITED
(Translation of registrant's name into English)

Level 3, 678 Victoria Street, Richmond, Victoria 3121, Australia
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F...X... Form 40-F.........

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):] X

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):] ____

[Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ..... No ..X..

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] 82- ________

This Form 6-K is designated as incorporated by reference into the Form F-3 Registration Statement filed with the Securities and Exchange Commission on November 20, 1990 with file numbers 33-37752 and 33-37752-01, the Form F-3 Registration Statement filed with the Securities and Exchange Commission on April 30, 1991 with file number 33-40228, the Form F-3 Registration Statement filed with the Securities and Exchange Commission on October 31, 1994 with file numbers 33-85802 and 33-85802-1, the Form S-8 Registration Statement filed with the Securities and Exchange Commission with file number 33-18603, and the Form F-3 Registration Statement filed with the Securities and Exchange Commission on July 25, 1997 with file number 333-6472.

117 pages

Notes:

Unless otherwise stated herein, references to "$" are to Australian dollars and all dollar amounts are expressed in Australian dollars.

This Form 6-K contains forward looking statements (within the meaning of the Securities Exchange Act of 1934) and information that is based on management's beliefs as well as assumptions made by and information currently available to management. When used in this Form 6-K, the words "anticipate", "approach", "begin", "believe", "continue", expect", "forecast", "going forward", "improved", "likely", "look forward", "opportunity", "outlook", "plans", "potential", "proposal", "should", and "would" and similar expressions are intended to identify forward looking statements. These forward looking statements necessarily make assumptions, some of which are inherently subject to uncertainties and contingencies that are beyond the Company's control. Should one or more of these uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, expected, estimated or projected. Specifically, the ability of the Company to realize its ongoing commitment to increasing shareholder value through its ongoing restructuring, asset dispositions, strategic review and implementation, and cost cutting initiatives, may be affected by many factors including: uncertainties and contingencies such as economic conditions both in the world and in those areas where the Company has or will have substantial operations; foreign currency exchange rates; pricing pressures on products produced by its subsidiaries; growth prospects; positioning of its business segments; future productions output capacity; and the success of the Company's business strategies, including further structural and operational changes, business dispositions, internal reorganizations, cost cutting, and consolidations (particularly with respect to Ansell and its various healthcare segments).

DC01/404892.1



Ansell

FINANCIAL REPORT 2003

Financial Report of Ansell Limited and Controlled Entities - 2003

Please note that the Annual Review 2003 contains the Concise Financial Report of Ansell Limited which is derived from the Financial Report 2003. The Annual Review 2003 does not constitute part of this report.

Both the Annual Review 2003 (containing the Concise Financial Report) and the Financial Report 2003 are available from the Company's website (www.ansell.com) or upon request. Information on the web site does not constitute part of this report.

Ansell Limited
ACN 004 085 330
678 Victoria Street
Richmond, VIC
Telephone (61 3) 9270 7270
Facsimile (61 3) 9270 7300

4

Ansell Limited and Controlled Entities

Financial Statements - 30 June 2003
Table of Contents:

5

Board of Directors

The Board of Directors of Ansell Limited at the date of this Report comprises:

EDWARD D TWEDDELL, BSc, MBBS (HONS), FRACGP, FAICD

Chairman and Non-executive Director since October 2001. A Director of National Australia Bank, Australia Post and CSIRO, he is also Chairman of the Nepenthe Group Pty Ltd.

Dr Tweddell's experience includes ten years with a multinational pharmaceutical company primarily involved in medical affairs and drug development, an appointment as President and Chief Executive of a consumer-products and healthcare company in Japan, and eight years as Chief Executive of an Australian-based pharmaceutical company.

Dr Tweddell resides in Adelaide, and is aged 62.

HARRY BOON, LLB (HONS), B.COM

Managing Director and Chief Executive Officer of Ansell Limited since April 2002.

Since joining Ansell in 1976 Mr Boon has held senior positions with responsibilities for marketing, regional management and general management in Australia, Europe and North America. He had been President, Chief Executive Officer and Managing Director of Ansell Healthcare since February 1989.

Mr Boon resides in New Jersey, USA, and is aged 55.

PETER L BARNES, B.COM (HONS), MBA MELB

Appointed Non-executive Director in October 2001. He is Chairman of Samuel Smith & Son Pty Limited and a Director of Metcash Trading Limited and Gold Coin Management Holdings Ltd of Malaysia. He is also President of the Winemakers Federation of Australia and a Member of the National Food Industry Council.

Mr Barnes brings to the Board his experience in senior roles in finance, marketing and general management in the international arena. His background includes a long career with a leading global consumer marketing organisation in the USA, Europe, Asia and Australia.

Mr Barnes resides in Sydney, and is aged 60.

L DALE CRANDALL, MBA UC BERKELEY, CPA

Non-executive Director since November 2002. Director of Union Bank of California, Covad Communications Group and BEA Systems, Trustee of Dodge & Cox Mutual Funds.

Mr Crandall has a background in accounting and finance and is a former Group Managing Partner for Southern California for Price Waterhouse. He was formerly President and Chief Operating Officer of Kaiser Foundation Health Plan and Hospitals in the United States.

Mr Crandall resides in San Francisco, USA, and is aged 62.

HERBERT J ELLIOTT, AC, MBE, MA CANTAB

Non-executive Director since February 2001. Chairman of the Telstra Foundation Limited and Director of Sydney Olympic Parks Authority.

Mr Elliott has experience in marketing and general management, including an appointment as President and Chief Executive of North America for the sporting goods company, Puma.

Mr Elliott resides in Perth, and is aged 65.

STANLEY P GOLD, AB, JD

Non-executive Director since October 2001. President and Chief Executive Officer of Shamrock Holdings, Inc., President of Shamrock Capital Advisors Inc., Director of The Walt Disney Company and Chairman of Tadiran Communications Ltd of Israel.

Mr Gold is a former Managing Partner of a prominent Los Angeles law firm and has specialised in corporate acquisitions, sales and financing. He has served as President and Chairman of a number of companies in the United States and Israel.

Mr Gold resides in Los Angeles, USA, and is aged 60.

MICHAEL J McCONNELL, (ALTERNATE TO MR STANLEY GOLD SINCE OCTOBER 2001)

Managing Director of Coolmain Capital Advisors LLC and Shamrock Capital Advisors Inc. He is also a Director of Newport Technology Fund and Port-Link International.

Mr McConnell resides in Los Angeles, USA, and is aged 37.

6

Corporate Governance

INTRODUCTION

The Board works under a set of well-established corporate governance policies that reinforce the responsibilities of all Directors in accordance with the requirements of the Corporations Act and the Australian Stock Exchange (ASX). In addition, many of the governance elements are enshrined in the Company's Constitution.

The Board regularly reviews and updates its corporate governance policies, to ensure that the Company's policies remain in accordance with best practice. The Board is aware of, and has had regard to, developments in Australia and overseas in relation to corporate governance 'best practice'.

The Board has for some time satisfied the majority of the recommendations of the ASX Corporate Governance Council and has incorporated its provisions in its annual review of corporate governance practices.

The corporate governance section of the Company's website contains various material relating to corporate governance, including Board charter, Committee charters, Code of Conduct and other information. The link to the corporate governance section of the Ansell website is www.ansell.com

BOARD RESPONSIBILITIES

The Board has ultimate responsibility to set policy regarding the business and affairs of the Company and its subsidiaries for the benefit of the shareholders and other stakeholders of the Company. The Board is accountable to shareholders for the performance of the Group.

The Board has the following responsibilities and functions, namely, to:

(a) review and approve corporate strategies, budgets, plans and policies developed by management and evaluate performance of the Group against those strategies and business plans in order to:

  (i) monitor the performance of functions delegated to the executive team including the progress of major capital expenditure, capital management, acquisitions, divestitures and strategic commitments; and

  (ii) assess the suitability of the Company's overall strategies, business plans and resource allocation;

(b) appoint a Chief Executive Officer for the ongoing management of the business and its strategies;

(c) regularly evaluate the performance of the Chief Executive Officer and senior management and ensure appropriate executive succession planning is conducted;

(d) monitor financial and business results (including the audit process) to understand at all times the financial position of the Group;

(e) ensure regulatory compliance and maintain adequate risk management processes;

(f) report to shareholders; and

(g) implement a culture of compliance with the highest legal and ethical standards and business practices.

In carrying out its duties, the Board meets formally over one or two days at least six times a year, with additional meetings held as required to address specific issues. Directors also participate in meetings of various Board Committees, which assist the full Board in examining particular areas or issues.

It is also the Company's practice for Directors to visit a number of the Company's facilities in each year.

The Board delegates management of the Company's resources to the executive team under the leadership of the Chief Executive Officer, to deliver the strategic direction and achieve the goals determined by the Board. Any powers not specifically reserved for the Board have been delegated to the executive team.

RISK MANAGEMENT AND CODE OF CONDUCT

Ansell places high priority on risk identification and management throughout all its operations and has processes in place to review their adequacy. These include:

- a comprehensive risk control program that includes property protection and health, safety and environmental audits using underwriters, self-audits, and engineering and professional advisers; and
- a process to identify and measure business risk.

The Company also has in place a system of internal controls for the identification and management of financial risk including a system of internal sign-offs to ensure the Company is in compliance with its legal obligations, including those which arise under the US Sarbanes-Oxley Act.

Ansell is committed to upholding the highest legal, moral and ethical standards in all of its corporate activities and has adopted a Code of Conduct, which aims to strengthen its ethical climate and provide basic guidelines for situations in which ethical issues arise.

The Code of Conduct applies to Directors, executives, management and employees, sets high standards for ethical behaviour and business practice beyond complying with the law, and is based on the key principles whereby Ansell:

- strives to do business with customers and suppliers of sound business character and reputation;
- strives to maintain the highest standard of ethical behaviour in business dealings and to behave with integrity in all dealings with customers, shareholders, government, employees, suppliers and the community;
- does not knowingly support any public or private organisation which espouses discriminatory policies or practices; and
- expects all employees to perform their duties with honesty, truthfulness and integrity.

7

It is the policy of Ansell to comply with the letter and spirit of all applicable laws, including those relating to employment, discrimination, health, safety, medical device, consumer protection, antitrust, securities and the environment. The Company has also developed procedures to ensure that employees are aware of and discharge their obligations under relevant privacy laws in their handling of information provided to the Group. No Director, officer, executive or manager of Ansell has authority to violate any law or to direct another employee or any other person to violate any law on behalf of the Company.

The Company's ethical practices and procedures are reviewed regularly, and processes are in place to promote and communicate these policies within the Company. Employees and Directors are encouraged to participate in Company-sponsored compliance programs presented by or on behalf of the Company to ensure that they remain up to date regarding relevant legal and industry developments. Assistance is also available to clarify whether particular laws apply and how they may be interpreted.

BOARD COMPOSITION

The Board's policy is that there should be a majority of independent, Non-executive Directors. This is a requirement embodied in the Company's Constitution, ensuring that all Board discussions or decisions have the benefit of predominantly outside views and experience, and that the majority of Directors are free from interests and influences that may create a conflict with their duty to the Company. Maintaining a balance of experience and skills is an important factor in Board composition. Details of the skills, experience and expertise of each Director is set out on page 4 of this report.

The requirement under the Constitution is for at least twice as many Non-executive Directors as Executive Directors. As an additional safeguard in preserving independence, an Executive Director cannot hold the office of Chairman.

The Board has adopted the definition of independence set out in the IFSA Blue Book (December 2002)*. The Board has developed guidelines to determine materiality thresholds for the purposes of that definition. Broadly speaking these guidelines seek to determine whether the Director is generally free of any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the Director's ability to act in the best interests of the Company.

The Company currently has six Directors, one of whom is an Executive Director (the Chief Executive Officer who is also Managing Director). The remaining five Directors are Non-executive, four of whom, including the Chairman, are 'independent'. In addition, one alternate Director has been appointed to represent Mr Gold, an overseas-based Director. Mr Gold, who is a Director of, and represents one of the largest shareholders in the Company, Shamrock Holdings of California Inc., is the only Non-executive Director who does not meet the Board's definition of independence. For the purposes of completeness, Mr Gold's alternate, Mr McConnell, is also not considered independent. In the opinion of the Board, the present composition fairly represents the interests of all shareholders in the Company. Any Director can seek independent professional advice at the Company's expense in the furtherance of his or her duties, subject to prior discussion with the Chairman. If this occurs, the Chairman must notify the other Directors of the approach, with any resulting advice received to be generally circulated to all Directors.

BOARD REVIEW AND ELECTION PROCESSES

The Board periodically conducts a formal review of its performance in meeting shareholder and stakeholder expectations. Such reviews include:

- comparing Board performance against agreed external benchmarks;
- assessment and consideration of the effectiveness and composition of the Board;
- an assessment of the performance of the Chief Executive Officer and Managing Director by the Non-executive Directors;
- assessing whether corporate governance principles are appropriate and reflect 'good practice' (by way of self-assessment using a structured approach); and
- assessing whether the expectations of differing shareholder groups have been met.

New Directors are nominated by the Board, as described below, and then must face a vote of shareholders at the next Annual General Meeting in order to be confirmed in office. The criteria for considering new candidates for the Board are set by the Nomination, Remuneration and Evaluation Committee. All Directors other than the Managing Director are required to seek re-election at least once in every three years on a rotating basis.

APPOINTMENT TERMS

In order to ensure that composition of the Board will change over time, the Board has a general policy that Non-executive Directors should not serve for a period exceeding 12 years, and that the Chairman should not serve in that role for more than 10 years.

In order to ensure that Directors are able to fully discharge their duties to the Company, all Directors must consult with the Chairman of the Board, and advise the Nomination, Remuneration and Evaluation Committee, prior to accepting a position as a Non-executive Director of another company.

* *Corporate Governance, A Guide for Fund Managers and Corporations – Blue Book*, Investment and Financial Services Association, December 2002 (copy available at www.ifsa.com.au).

8

REMUNERATION

Non-executive Directors are paid an annual fee within a fixed amount approved for all Non-executive Directors by shareholders. The total annual amount approved for Ansell is currently $750,000, which was set in 1989. This is a maximum aggregate amount, and the Company does not, at this time, intend distributing that full amount by way of fees.

The Board has determined that the practice of paying retirement benefits to Non-executive Directors be discontinued (notwithstanding the payment of retirement benefits had previously been approved by shareholders). At the June 2003 Board meeting the Board resolved that:

- no new Non-executive Director appointed to the Board will be entitled to the payment of a retirement benefit upon retirement from office; and
- the entitlements of current Non-executive Directors cease to accrue with effect from 30 June 2003 and the accrued entitlements of Directors be calculated and paid out to each Director as at that date.

For the period 1 July 2002 to 30 June 2003, Directors received an annual fee of $60,000 for Board duties, with the Chair receiving $180,000. A fee of $5,000 per annum was paid to Directors appointed to the Audit Committee and the Nomination, Remuneration and Evaluation Committee with the Committee Chair in each case receiving a fee of $7,500 per annum.

After receiving independent expert advice, undertaking a review of comparative companies and following the decision to cease paying retirement benefits to Non-executive Directors, the annual fee payable to each Non-executive Director has been increased, with effect from 1 July 2003, to $75,000 per annum for Board duties, with the Chair receiving $225,000 per annum. A fee of $7,500 per annum will be paid to Directors appointed to the Audit Committee and the Nomination, Remuneration and Evaluation Committee with the Committee Chair receiving a fee of $9,375 per annum. The adopted increases remain within the aggregate fee cap approved by shareholders.

The fees paid to Directors take into account what is paid by comparable companies, and what is necessary to attract high-calibre people to consider Board appointment. In line with general industry practice, the Board reviews its remuneration strategies in relation to Non-executive Directors from time to time.

Each Non-executive Director is required to reinvest a minimum 10 per cent of their annual gross fee in acquiring shares in the Company until their shareholding is equal to at least one year's fees, pursuant to a Non-executive Directors' Share Plan. The Plan enables Non-executive Directors to elect to apply up to 100 per cent of their fees in acquiring shares in the Company. Details of each Director's participation in the Non-executive Directors' Share Plan during the year appear in the table in the next column.

As members of management, Executive Directors, when appointed, do not receive fees or Directors' retirement benefits. They are members of the Company's Superannuation Fund and, as such, participate in Company-sponsored superannuation.

Further details regarding the remuneration paid to Directors and senior executives of the Company and the Group are set out in the Directors' Report on page 13.

NON-EXECUTIVE DIRECTORS' SHARE PLAN

Shareholders approved the participation by Non-executive Directors in the Plan in October 2000 and April 2002 (on amended terms). Since receiving shareholder approval, shares have been purchased on ASX under the Plan at the prevailing market price on behalf of each of the then current Non-executive Directors.

Details of securities acquired on ASX on behalf of Non-executive Directors under the Ansell Non-executive Directors' Share Plan during the financial year are set out below in accordance with ASX Listing Rule 10.15A.

DIRECTOR	NUMBER OF SHARES ACQUIRED	DATE OF ACQUISITION	ACQUISITION PRICE
Dr E D Tweddell	642	19/9/2002	$6.98
	607	17/12/2002	$7.38
	888	17/3/2003	$5.05
	756	20/6/2003	$5.93
Mr P L Barnes	240	19/9/2002	$6.98
	227	17/12/2002	$7.38
	333	17/3/2003	$5.05
	283	20/6/2003	$5.93
Mr L D Crandall	864	17/12/2002	$7.38
	1,516	17/3/2003	$5.05
	1,448	20/6/2003	$5.93
Mr H J Elliott	214	19/9/2002	$6.98
	202	17/12/2002	$7.38
	296	17/3/2003	$5.05
	325	20/6/2003	$5.93
Mr S P Gold	1,546	19/9/2002	$6.98
	1,281	17/12/2002	$7.38
	4,181	17/3/2003	$5.05
	1,336	20/6/2003	$5.93

In addition, Ms S C H Kay participated in the Plan prior to her retirement as a Director of the Company, acquiring 232 shares on 19 September 2002 at $6.98 per share.

DEALINGS IN SHARES

Subject to the restriction that persons may not deal in any securities when they are in possession of price-sensitive information, Directors and employees generally may only buy or sell Ansell shares in the periods immediately following any price-sensitive announcements, including the half-year and full year results and Annual General Meeting. At other times, Directors dealing in Ansell shares must obtain prior approval from the Chairman.

9

The relevant interests of each Director in the share capital of the Company as at the date of this Report, as notified to the Australian Stock Exchange Limited pursuant to the Listing Rules and section 205G of the Corporations Act, were:

	1	2	3
E D Tweddell	30,872		
P L Barnes	10,370		
H Boon	56,701	1,000,000	
L D Crandall	3,828		
H J Elliott	7,798		
S P Gold	9,065		18,928,840
M J McConnell (alternate to S P Gold)	20,000		

1. Beneficially held in own name, or in the name of a trust, nominee company or private company.
2. Beneficial. Executive Share Options. These were granted in 2002 and have an exercise price of $6.32. They were granted in two equal tranches of 500,000 options, with each tranche being independent of the other. The first tranche may only be exercised if a hurdle applicable to the 2003 financial year is achieved. This hurdle has been achieved and the first tranche may be exercised after 30 June 2004 and prior to 30 June 2006. The second tranche may only be exercised if a hurdle applicable to the 2004 financial year is achieved.
3. Non-beneficial. Mr Gold has an indirect interest in these shares by virtue of a 10 per cent economic interest in the holding of Trefoil International III, SPRL of which he is also a Director. Trefoil International III, SPRL is a related body corporate of Shamrock Holdings of California Inc.

CONFLICT OF INTEREST

In order to ensure that any 'interests' of a Director in a particular matter to be considered by the Board are brought to the attention of each Director, the Company has developed protocols, consistent with obligations imposed by the Corporations Act and the Listing Rules, to require each Director to disclose any contracts, offices held, interests in transactions and other directorships which may involve any potential conflict. Appropriate procedures have been adopted to ensure that, where the possibility of a material conflict arises, relevant information is not provided to the Director, and the Director does not participate in discussion on the particular issue, or vote in respect of the matter at the meeting where the matter is considered.

BOARD COMMITTEES

The Board has established two standing Committees, being the:

- Audit Committee; and
- Nomination, Remuneration and Evaluation Committee.

The Board periodically reviews the charter of each Committee.

The Board also delegates specific functions to ad hoc Committees of Directors on an 'as needs' basis. The powers delegated to these Committees are set out in Board resolutions.

Senior executives attend Board and Committee meetings by invitation, whenever particular matters arise that require management presentations or participation.

AUDIT COMMITTEE

The members of the Audit Committee during the year were all 'independent' Non-executive Directors and comprised:

- Mr P L Barnes (Chair);
- Mr L D Crandall (from 11 December 2002);
- Mr H J Elliott; and
- Ms S C H Kay (until 1 November 2002).

Members of the Audit Committee are financially literate and the Board is of the opinion that the members of the Committee possess sufficient financial expertise and knowledge of the industry in which the Company operates. Details of the qualifications of the Audit Committee members are included in this Report on page 4.

The Audit Committee reviews the financial statements, adequacy of financial controls and the annual audit arrangements, both internal and external. It monitors the controls and financial reporting systems, applicable Company policies, national and international accounting standards and other regulatory or statutory requirements.

The Committee also liaises with the Company's internal and external auditors, reviews the scope of their activities, reviews the external auditor's remuneration and independence, and advises the Board on their remuneration, appointment and removal. It is Board policy that the lead external audit partner and review partner are each rotated periodically. The Board has adopted a policy in relation to the provision of non-audit services by the Company's external auditor that is based on the principle that work that may detract from the external auditor's independence and impartiality, or be perceived as doing so, should not be carried out by the external auditor.

The Committee also reviews the processes in place for the identification, management and reporting of business risk, and reviews the findings reported.

The Chief Executive Officer, Chief Financial Officer, Group Chief Accountant, Director - Internal Audit, other relevant Company officers (as required) and the principal external audit partner participate at meetings of the Committee.

NOMINATION, REMUNERATION AND EVALUATION COMMITTEE

The members of the Nomination, Remuneration and Evaluation Committee during the year were all Non-executive Directors and comprised:

- Dr E D Tweddell (Chair);
- Mr P L Barnes; and
- Mr S P Gold,

a majority of whom are 'independent' Non-executive Directors.

Corporate Governance continued

This Committee's charter provides for it to periodically review the structure and performance of the Board, Board Committees and individual Directors and recommend changes when necessary. This includes identifying suitable candidates for appointment as Non-executive Directors.

In doing so, the Committee establishes the policies and criteria for Non-executive Director selection. The criteria include a candidate's personal qualities, professional and business experience, and availability and time to commit to all aspects of the Board's program.

The Committee also considers matters such as succession and senior executive compensation policy, including short and long-term incentive plans and the Company's recruitment, retention and termination policies, and advises the Board accordingly. The Committee makes recommendations to the Board regarding the specific remuneration of the Chief Executive Officer (including base pay, incentive payments, equity awards, retirement rights and service contracts). The remuneration of Non-executive Directors is a matter that is determined by the Board, although
the Committee may request management or external consultants to provide necessary information upon which the Board may make its determination.

The Committee has available to it the services of independent professional advisers to assist in the search for high-calibre people at all levels and ensure that the terms and conditions offered by the Company are competitive with those offered by comparable companies.

DISCLOSURE TO INVESTORS

The Company has implemented procedures to ensure that it provides relevant and timely information to its shareholders and to the broader investment community, in accordance with its obligations under the ASX continuous disclosure regime.

In addition to the Company's obligations to disclose information to the ASX and to distribute information to shareholders, the Company publishes annual and half-year reports, media releases, and other investor relations publications on its website, at www.ansell.com Information is also communicated to shareholders via periodic mail-outs.

The Board encourages full participation of shareholders at the Annual General Meeting to ensure a high level of accountability and discussion of the Group's strategy and goals. The Company invites the external auditor to attend the Annual General Meeting and be available to answer shareholder questions about the conduct of the audit and the preparation and content of the auditor's report.

ATTENDANCE AT BOARD AND BOARD COMMITTEE MEETINGS DURING THE YEAR ENDED 30 JUNE 2003

	BOARD		AUDIT		NOMINATION, REMUNERATION & EVALUATION	
	HELD	ATTD	HELD	ATTD	HELD	ATTD
E D Tweddell	8	8	1	1	3	3
P L Barnes	8	8	5	5	3	3
H Boon	8	8				
L D Crandall	6	6	3	3		
H J Elliott	8	8	4	4		
S P Gold	8	8			3	2
S C H Kay	2	2	2	2		

Held - Indicates the number of meetings held while each Director was in office.

Attd - Indicates the number of meetings attended during the period that each Director was in office. Ms S C H Kay retired on 1 November 2002.

Mr L D Crandall was appointed on 1 November 2002.

Mr S P Gold attended four Board meetings in person and was represented at each other meeting by his alternate Mr M J McConnell.

A meeting of a special Board Committee comprising Dr E D Tweddell and Mr P L Barnes was convened on 3 September 2002 in relation to the signing of the Accounts for the year ended 30 June 2002. A meeting of a special Board Committee comprising Dr E D Tweddell and Mr P L Barnes was convened on 13 February 2003 in relation to the review and lodgement of the Half-Year Results announcement, Reports and financial statements for the six months ended 31 December 2002. A special Board Committee comprising Dr E D Tweddell and Mr H Boon was convened and met on 16 April 2003 and 30 April 2003 in connection with the Company's share buy-back program.

11

Report of the Directors

This Report by the Directors of Ansell Limited ('the Company') is made for the year ended 30 June 2003 pursuant to Division 1 of Part 2M.3 of the Corporations Act.

DIRECTORS

The names of each person who has been a Director of the Company during or since the end of the financial year, particulars of the qualifications, experience and special responsibilities of each Director as at the date of this Report, and of their other directorships, and the relevant interests of each of those Directors in the share capital of the Company and any related body corporate that have been notified to the Australian Stock Exchange under regulatory requirements, are as set out on pages 4 to 8.

Details of meetings of the Company's Directors (including Meetings of Committees of Directors) and Directors' attendance are set out on page 9. As set out on pages 8 and 9 of this Report, the Board has established both an Audit Committee and a Nomination, Remuneration and Evaluation Committee.

PRINCIPAL ACTIVITIES

The activities of the Ansell group of companies ('the Group') principally involve the manufacturing and sourcing, distribution and sale of gloves and protective products in the Professional Healthcare, Occupational Healthcare and Consumer Healthcare markets.

In addition, the Company remains a partner in the South Pacific Tyres partnership with The Goodyear Tire and Rubber Company.

During the year the Company sold its 50 per cent interest in Pacific Marine Batteries Pty Limited to Snowden's Beach Pty Limited, and its 45 per cent interest in BT Equipment Pty Ltd to Tutt Bryant Equipment Pty Ltd. The sales were at a premium to book value and resulted in cash generation of $16.7 million (US$9.8 million).

DIVIDENDS AND SHARE BUY-BACK

No interim dividend was paid in respect of the year ended 30 June 2003. A final dividend of 11 cents per share (unfranked) in respect of the year ended 30 June 2003 is payable on 9 October 2003 to shareholders registered on 18 September 2003.

The Company announced on 16 April 2003 that it would undertake an on-market buy-back of up to 10 million shares as part of a balanced capital management strategy. As at 30 June 2003, the Company had bought back 1,408,420 shares for $8.18 million (US$4.80 million).

PERFORMANCE IN RELATION TO ENVIRONMENTAL REGULATIONS

The Group's Australian operations are not subject to any specific or material environmental regulation.

The Group's continuing international manufacturing operations are subject to environmental regulation in the jurisdictions where the Group operates. The Group has risk management programs in place to address the requirements of these regulations. From time to time, the Group receives notices from relevant authorities pursuant to various environmental legislation. On receiving such notices, the Group evaluates the options for the matters raised and the associated costs and, where appropriate, makes provision for such costs.

The Directors are not aware of any material breaches of Australian or international environmental regulations during the year.

REVIEW OF OPERATIONS AND RESULTS

A review of continuing operations of the Group is contained on pages 14 and 15. The Group operating profit attributable to shareholders after tax was $49.9 million (US$29.3 million) for the year ended 30 June 2003. This compares with a loss in the previous year of $115.8 million (US$60.5 million).

The result for the year includes a $6.1 million (US$3.6 million) non-cash write-down to market value as at 30 June 2003 of the Company's residual non-core investment in Ambri Limited.

Operating earnings before interest, tax and amortisation (EBITA) of the continuing Ansell Healthcare business before unallocated items was down slightly on translation from $162.3 million in the previous year to $159.6 million, but was up 10.5 per cent from US$84.7 million to US$93.6 million expressed in the Company's operating currency.

The cost of operating the Company's corporate offices was almost halved from the previous year on a comparable basis.

The Company has continued to make significant progress in resolving various remaining transitional issues carried over from discontinued businesses and the previous company structure.

Cash flow was strong resulting in a reduction of $179.6 million (US$82.9 million) in net interest bearing debt and gearing (net interest bearing debt as a percentage of net interest bearing debt plus equity) was reduced to 18.1 per cent from 29.4 per cent at previous year-end. Interest cover increased to 6.4 times from 4.5 times in 2002.

In the opinion of the Directors, other than as referred to in this Report, there were no significant changes in the state of affairs of the Group.

EVENTS AFTER BALANCE DATE

Since the end of the financial year there have been no matters or circumstances that have significantly affected, or may significantly affect, the operations, results of operations or state of affairs of the Group in subsequent financial years.

Since balance date, however, Simplot Australia Pty Ltd ('Simplot'), the Company and other Group Companies have entered into an agreement to settle the claims previously instituted by Simplot in the Supreme Court of Victoria that were outstanding during, and at the end of, the financial year.

Report of the Directors continued

LIKELY DEVELOPMENTS

Certain likely developments in the operations of the Group, and the expected results of those operations, in financial years subsequent to the financial year ended 30 June 2003, are referred to in the Message from the Chairman and in the Chief Executive Officer's Report sections of the Annual Review. In the opinion of the Directors it would be likely to result in unreasonable prejudice to the Group if further information were to be included.

DIRECTORS' AND SENIOR EXECUTIVES' EMOLUMENTS

The Board's Nomination, Remuneration and Evaluation Committee is responsible for reviewing the remuneration policies and practices of the Company, including the compensation arrangements for the Managing Director and senior management and, within the aggregate amount approved by shareholders, the fees for Non-executive Directors. This role also includes responsibility for the Company's equity incentive arrangements. Executive and senior management performance review and succession planning are matters also referred to, and considered by, the Committee.

The Nomination, Remuneration and Evaluation Committee has access to independent advice and comparative studies on the appropriateness of remuneration arrangements.

Non-executive Directors - The fees of the Chairman and Non-executive Directors are set within the aggregate amount approved by shareholders, at levels which represent the responsibilities of, and the time commitments provided by, those Directors in discharging their duties. The annual fees payable to Directors have been increased, effective 1 July 2003, following a reassessment of the time required to be spent on Board and Committee matters, additional responsibilities accepted and in light of the determination to cease paying Non-executive Director retirement benefits. Non-executive Directors are required to reinvest a minimum of 10 per cent of their annual gross fee in acquiring shares in the Company pursuant to the terms of the Company's Non-executive Directors' Share Plan, details of which are set out on page 7.

Senior executives - Remuneration levels are competitively set to attract, retain and motivate appropriately qualified and experienced senior executives capable of discharging their respective responsibilities.

Remuneration packages of senior executives have incorporated both short and long-term performance-based components.

Short-term incentive - An annual cash-based bonus program operates to reward individual performance against agreed performance targets. These targets are set with respect to both organisational and individual goals. Pursuant to this program, in general, a bonus equal to a set percentage of total compensation determined by the level of seniority of management may be awarded for performance that meets these targets. Bonus payments can increase for performance meeting set stretch targets.

Long-term incentive - Shareholders at the 2002 Annual General Meeting approved a grant of options to the Managing Director pursuant to the Ansell Limited Stock Incentive Plan. The options may only be exercised where previously announced EBITA performance targets for the Ansell Healthcare business set in connection with *Operation Full Potential* are satisfied. The options only become exercisable 12 months after satisfaction of the applicable performance hurdles.

The Chief Financial Officer and other Group senior executives have been granted options (in the case of the Chief Financial Officer) or Performance Share Rights (PSRs) (in the case of other Group senior executives) pursuant to the Ansell Limited Stock Incentive Plan. These rights, which entitle their holder to an equivalent number of fully paid ordinary shares upon satisfaction of previously announced EBITA performance targets for the Ansell Healthcare business set in connection with *Operation Full Potential*, are longer-term incentives linked to Group performance over a three-year period.

Further details regarding the terms of the Stock Incentive Plan, including the number of PSRs issued under the Plan, are set out in Note 25 to the financial statements contained in this report.

Termination payments - The Group has entered into Service Agreements with, or has adopted policies relating to its senior executive team, which provide for termination payments to be made available in certain circumstances.

The Company may terminate the employment of the Chief Executive Officer on giving six months' notice and by paying a lump sum equal to 18 months of his total remuneration package (or making a payment in lieu of notice). The Chief Executive Officer must give the Company at least six months' notice of resignation. In certain circumstances, such as a substantial diminution of responsibility for the Chief Executive Officer, the Company may be deemed to have terminated employment and will be liable to make the payments set out above.

The potential liability of the Company in relation to the termination of employment of other Group executives is dependent upon the circumstances of the termination, the Company's policies or arrangements with those executives and the laws of the jurisdiction in which the executives are based. For example, while all US-based executives of the Company are considered to be employed 'at-will' and terminable without notice or cause, it is Company policy that senior US executives employed for more than 12 months will, in general, receive termination payments equal to 12 months' salary plus certain other benefits.

The Company may summarily terminate the employment of any executive for cause. As the potential liability of the

Group to make termination payments is dependent upon the circumstances giving rise to the cessation of employment and the applicable policies, arrangements or laws, it is not possible to quantify the potential future impact of these agreements on the Company's financial position.

The table on the following page (which forms part of this Report of the Directors) sets out the remuneration provided to the Directors and the most highly remunerated officers of the Company and the Group (including those based overseas) for the financial year. All values are A$ unless otherwise stated.

INDEMNITY

During the year, Mr L D Crandall entered into a Deed of Access, Indemnity and Insurance in the form previously executed by each other Non-executive Director. The Company has also entered into Deeds of Indemnity with previous Directors of the Company. These Deeds provide for indemnification of the Directors to the maximum extent permitted under law. They do not indemnify for any liability involving a lack of good faith.

During the year, the Company also entered into a limited form of indemnity with Mr R F Jilla, Chief Financial Officer, and Mr D M Graham, General Manager - Finance & Treasury, in relation to certain obligations arising from the US listing of the Company's securities.

No Director or Officer of the Company has received the benefit of an indemnity from the Company during or since the end of the year.

Rule 61 of the Company's Constitution also provides an indemnity in favour of officers (including the Directors and Company Secretary) of the Company against liabilities incurred while acting as such officers to the extent permitted by law. In accordance with the powers set out in the constitution, the Company maintains a Directors' and Officers' insurance policy. Due to confidentiality obligations and undertakings of the policy, no further details in respect of the premium or policy can be disclosed.

ROUNDING

Ansell Limited is a company of the kind referred to in Australian Securities and Investments Commission Class Order 98/100 (as in force on 30 June 2003) and, unless otherwise shown, amounts in this Report have been rounded off to the nearest one hundred thousand dollars.

This Report is made in accordance with a resolution of the Board of Directors and is signed for and on behalf of the Directors.

Edward D Tweddell
Director

Harry Boon
Director

Dated in Melbourne this 1st day of September 2003.

KPMG MELBOURNE
Made for Identification Purposes Only

14

Report of the Directors continued

	Fixed Remuneration[a] $	Fees[b] $	Incentives[c] $	Superannuation Contributions[d] $	Notional Value of Equity Compensation[e] $	Retirement Payments[f] $	Total $
NON-EXECUTIVE DIRECTORS							
E D Tweddell[g] Chairman	156,000	180,000		10,519		$152,615[j]	499,134
P L Barnes		67,500		6,075		$59,058[j]	132,633
L D Crandall[h]		42,815		3,853		$22,330	68,998
H J Elliott		64,387		5,795		$80,358[j]	150,540
S P Gold[i]		60,000		5,400		$53,150	118,550
S C H Kay[h]		19,408		1,747		$84,647[j]	105,802
MANAGING DIRECTOR AND OFFICERS[r] OF THE COMPANY AND THE GROUP							
H Boon[k][p] Group Managing Director and Chief Executive Officer	(US$) 680,635		(US$) 269,379	(US$) 241,620[n]	(US$) 278,592[l]		(US$) 1,470,226
P Corke[k][p]	(US$) 228,204		(US$) 69,020	(US$) 25,548[n]	(US$) 22,710		(US$) 345,482
D Dickson[k][p]	(US$) 302,550			(US$) 15,703[n]	(US$) 45,421		(US$) 363,674
W Heintz[m][q]	(€) 309,222		(€) 100,851	(€) 48,000[o]	(€) 21,634		(€) 479,707
R Jilla[k][p]	(US$) 234,098			(US$) 20,103[n]	(US$) 83,575		(US$) 337,776
W Reed[k][p]	(US$) 262,000		(US$) 88,713	(US$) 21,966[n]	(US$) 27,253		(US$) 399,932
P Soszyn[k][p]	(US$) 226,204		(US$) 66,000	(US$) 55,779[n]	(US$) 22,710		(US$) 370,693

(a) Comprises the cost to the Company of cash salary, non-cash benefits, expatriate assignment costs and associated taxes.

(b) Includes fees in connection with Board and Board Committee responsibilities.

(c) Performance-based payments pursuant to the Company's short-term incentive program.

(d) Includes for two US-based Officers, an imputed notional contribution calculated at an actuarial rate, and in the case of Directors, at the rate that would satisfy Australian Superannuation Guarantee requirements. No amounts were required to be paid to the Australian superannuation fund in respect of the year ended 30 June 2003 upon advice of the Trustee. The notional contribution amounts do not form part of the remuneration of Directors and executives set out in Note 28 to the Financial Statements contained in this report.

(e) In accordance with the requirements of guidelines issued by the Australian Securities and Investments Commission, remuneration includes a proportion of the notional value of Options or PSRs granted during the year pursuant to the Company's equity-based long term incentive plan. In accordance with these requirements, the notional value is determined as at grant date and is progressively allocated over the 'vesting period' for these securities. The amount included as remuneration is not related to nor indicative of the benefit (if any) that individual executives may ultimately realise should the Options or PSRs vest. The notional value of Options or PSRs (as the case may be) as at their effective date of grant has been determined in accordance with Accounting Exposure Draft 108 applying the Monte Carlo Simulation valuation method.

Type of Security/ No. Granted	Effective Date of Grant	Vesting Date	Notional Value
Option 1,000,000	1/7/2002	30/6/2003 30/6/2004	0.47 0.96
Option 300,000	1/7/2002	30/6/2003 30/6/2004 30/6/2005	0.51 1.03 1.20
PSR 437,500	1/7/2002	30/6/2003 30/6/2004 30/6/2005	2.69 2.54 2.06

Calculation of Option and PSR values are based on a share price of $6.58 as at 1 July 2002 using a risk-free interest rate of 5.5 per cent, a market-derived volatility rate and a median rate of discount to reflect the probability of meeting the performance hurdles.

(f) Includes accrued entitlements of the Non-executive Directors to retirement benefits, paid out as at 30 June 2003, as detailed in the Corporate Governance statement on page 7.

(g) Includes remuneration for extra services (now ceased) related to the resolution of matters carried over from the previous Pacific Dunlop Limited structure.

(h) Ms S C H Kay retired as a Director and Mr L D Crandall was appointed as a Director on 1 November 2002.

(i) Mr M J McConnell was appointed alternate director for Mr Gold on 26 October 2001. In accordance with the Company's constitution, Mr McConnell receives no separate emoluments from the Company for acting as Mr Gold's alternate.

(j) The payment of entitlements for Australian-based directors was made by a Group-sponsored superannuation fund, not the Company.

(k) US-based Officers.

(l) The notional value of remuneration for Mr Boon includes a value attributed to 600,000 Options granted to Mr Boon in 1997, prior to his appointment as Group Managing Director and Chief Executive Officer, pursuant to the former Pacific Dunlop Executive Share Option Plan. Following the 5 for 1 consolidation of capital, 120,000 Options remained 'live' with an exercise price of $16.50 each. The performance conditions attaching to these options were not satisfied and the Options lapsed on 11 December 2002. In accordance with Guidelines issued by the Australian Securities and Investments Commission a value of $384,000 would have applied to these options over the five-year vesting period. Notwithstanding this 'notional value', as the options lapsed unexercised, Mr Boon derived no value from these Options and their value is not included in the table above.

(m) European-based Officer.

(n) Includes contributions to US benefit or non-qualified pension plan.

(o) Includes contributions to European pension plan.

(p) US-based Officers are paid in US$. The average exchange rate for the period, as set out in the Financial Statements, is US$0.58651 = A$1.00.

(q) Europe-based Officer paid in €. The average exchange rate for the period is €0.55872 = A$1.00.

(r) The Officers included in this disclosure are those executives having, during the year, the greatest authority for managing the Group. Other personnel who have not had such authority may have received remuneration at a level in excess of that shown for the executives named above.

15

Discussion and Analysis of the Financial Statements

The following discussion and analysis is provided to assist members in understanding the financial report.

Translation of amounts from Australian dollars into US dollars has been made for the convenience of the reader at the rates set out in the financial statements.

STATEMENT OF FINANCIAL PERFORMANCE

Total revenue in 2002/2003 of $1,320.1 million (US$774.3 million) included other revenue of $15.2 million (US$8.9 million) which related to proceeds from the sale of non-current assets.

Sales revenue in 2002/2003 from Healthcare businesses (Occupational, Professional and Consumer) was $1,293.6 million (US$758.7 million) compared with $1,414.2 million (US$738.5 million) in 2001/2002.

In US dollar terms Occupational sales increased by 9.6 per cent, Consumer sales increased by 6.8 per cent however Professional sales declined by 7 per cent. Healthcare EBITA increased 10.5 per cent from US$84.7 million ($162.3 million) to US$93.6 million ($159.6 million).

The Occupational business accounted for 48 per cent of Ansell's 2002/2003 sales and 39 per cent of Healthcare segment EBITA. Occupational sales increased by 9.6 per cent in US dollar terms with strong sales growth achieved in Asia Pacific and Europe. In the Americas sales were flat due to a weaker US manufacturing environment, and to knitted product supply shortfalls during the transfer of production from the US to Mexico. Significant EBITA growth was driven by growth in volume, market share and margin for the *Hyflex*³ range of ergonomic gloves and continuing benefits from the manufacturing rationalisation and restructuring program implemented over the past two years.

The Consumer business accounted for 17 per cent of Ansell's 2002/2003 sales and 27 per cent of Healthcare segment EBITA. Consumer sales increased by 6.8 per cent in US dollar terms led by unit volume growth in global condom shipments following increased demand for products from public aid and assistance agencies in the fight against HIV/AIDS.

The Professional division accounted for 35 per cent of Ansell's 2002/2003 sales and 34 per cent of Healthcare segment EBITA. Sales growth experienced by Asia Pacific and Europe was offset by surgeons' gloves supply interruption and examination glove price reductions in the US. EBITA was also adversely impacted by non-recurring airfreight costs in resupplying the market and by higher latex raw material costs that could not be passed on in examination glove prices.

A review of the carrying value of all assets resulted in the write-down in the value of the non-core investment in the shares held in Ambri Limited. A non-recurring, non-cash write-off of $6.1 million (US$3.6 million) was incurred to bring the book value into line with the market price of the shares.

Interest cover was 6.4 times, significantly better than last year's 4.5 times.

Income tax expense for the year was $26.8 million (US$15.8 million) compared to the previous year's $55.8 million (US$29.1 million). The current year expense benefited from the utilisation of unbooked US tax losses following the full utilisation of US deferred tax assets previously held on the balance sheet.

The net profit after income tax attributable to shareholders for the year was $49.9 million (US$29.3 million) compared to a loss of $115.8 million (US$60.5 million) in 2001/2002.

Earnings per share was 26.7 cents (US 15.7 cents) compared to last year's loss of 61.9 cents (US 32.3 cents). Return on equity was 5.9 per cent compared with last year's (13.2 per cent) while return on total assets improved from (6.3 per cent) to 3.2 per cent.

STATEMENT OF FINANCIAL POSITION

Although in US dollar terms the Group's total assets only increased marginally over the year, available cash reserves increased by US$44.4 million to US$190.7 million ($286.0 million). Total liabilities reduced by US$51.9 million from US$541.5 million to US$489.6 million ($734.3 million). The majority of this reduction is attributable to lower interest bearing liabilities.

The reduced net debt improved balance sheet ratios for the Group, with gearing (net debt to net debt plus equity) further improved to 18.1 per cent, down from 29.4 per cent last year, and net debt to equity falling from 41.8 per cent last year to 22 per cent. Net liabilities to equity decreased from 79.7 per cent to 53.1 per cent.

In addition, the Group holds restricted deposits of $13.8 million (US$9.2 million), down from the previous year's $18.4 million (US$10.4 million), which have been set aside to cover the provisions established to address any remaining liability to members of the Group to claims arising with respect to the Accufix Pacing Leads.

As part of the on-market buy-back element of the balanced capital management strategy almost 1.5 million shares have been repurchased. The Company intends to continue the previously announced buy-back program. The balanced strategy is designed to retain a conservative balance sheet whilst at the same time ensuring that sufficient capital resources are available to fund internal business growth needs and 'bolt-on' acquisitions.

STATEMENT OF CASH FLOWS

Net cash provided by operating activities included $26.8 million (US$15.7 million) of payments related to non-recurring activities, compared with $82.7 million (US$43.2 million) in the previous year. Restructuring payments were a major component of these non-recurring payments.

Capital expenditure for the Healthcare businesses was down from $20.9 million to $15.2 million (US$8.9 million).

16

Discussion and Analysis of the Financial Statements continued

INTEREST COSTS

Net interest expense and borrowing costs for the year were $26.5 million (US$15.5 million) compared to the previous year's $54.7 million (US$28.6 million). This fall was due to the reduction in net debt and a stronger Australian dollar. The average cost of debt at the end of 2003 was 6.44 per cent up from the previous year's 6.25 per cent.

The Group's US$100 million three-year Revolving Credit Facility established in January 2002 remains unused and, together with the substantial cash on deposit, means the Group has strong financial flexibility and liquidity.

At 30 June 2003, the Company's borrowing portfolio had an average maturity of 699 days (previous year 949 days) and was approximately 90 per cent fixed and 10 per cent floating with an average interest rate duration of 398 days compared to the previous year's 711 days.

RATINGS

The Group's ratings are as follows:

	LONG TERM	OUTLOOK	SHORT TERM
Moody's	Ba2	Negative	Not Prime
Standard & Poor's	BB+	Negative	B

The current ratings from both rating organisations were announced in August 2001.

WORKING CAPITAL

The Group's working capital to sales ratio in 2002/2003 was 22.2 per cent compared with the 2001/2002 ratio of 22.0 per cent. This is comprised of the following:

	2003	2002
Inventory to Sales (%)	17.7	18.7
Debtors to Sales (%)	16.4	13.9
Creditors to Sales (%)	11.9	10.6

DEPRECIATION (INCLUDING AMORTISATION OF LEASEHOLD LAND & BUILDINGS)

	2003 $M	2002 $M	2003 US$M	2002 US$M
Group	31	53	18	28
Continuing Operations	31	42	18	22

FACTORIES BY REGION – ANSELL HEALTHCARE

	2003	2002
Asia Pacific	9	9
Americas	7	7
Europe	1	1
TOTAL	17	17

ASSETS EMPLOYED BY REGION – ANSELL HEALTHCARE

	2003 %	2002 %
Asia Pacific	36	35
Americas	40	43
Europe	24	22

Statements of Financial Performance

of Ansell Limited and its Controlled Entities for the year ended 30 June 2003

		Consolidated					The Company		
		2003	2002	2001	2003	2002	2003	2002	2001
	Note	$m	$m	$m	US$m (a)	US$m (a)	$m	$m	$m
Revenue									
Total revenue	3	1,320.1	3,190.4	5,267.3	774.3	1,665.8	263.0	1,257.4	1,904.7
Expenses									
Cost of goods sold		830.4	1,493.3	2,895.4	487.0	779.7	62.6	354.4	1,054.7
Selling, distribution and administration		310.3	504.8	996.5	182.0	263.5	32.3	141.8	445.2
Depreciation and amortisation		56.5	82.3	139.8	33.1	43.0	0.1	8.4	22.5
Write-down of assets		6.1	176.5	97.7	3.6	92.2	-	82.4	890.7
Net assets of businesses disposed		-	922.4	895.2	-	481.6		514.5	36.2
Other		-	-	-	-	-	(32.4)	-	-
Total expenses, excluding borrowing costs		1,203.3	3,179.3	5,024.6	705.7	1,660.0	62.6	1,101.5	2,449.3
Borrowing costs	4	37.8	70.2	144.3	22.2	36.7	36.1	67.0	129.5
Share of net profit/(loss) of associates' and joint venture entities		0.3	1.9	(44.3)	0.2	1.0	-	-	-
Profit/(loss) from ordinary activities before income tax expense		**79.3**	**(57.2)**	**54.1**	**46.6**	**(29.9)**	**164.3**	**88.9**	**(674.1)**
Income tax expense/(benefit) attributable to ordinary activities	8	26.8	55.8	189.9	15.8	29.1	(0.5)	17.3	81.8
Net profit/(loss) from ordinary activities after income tax expense		**52.5**	**(113.0)**	**(135.8)**	**30.8**	**(59.0)**	**164.8**	**71.6**	**(755.9)**
Outside equity interests in net profit/(loss) after income tax		2.6	2.8	3.6	1.5	1.5	-	-	-
Net profit/(loss) after income tax attributable to Ansell Limited shareholders		**49.9**	**(115.8)**	**(139.4)**	**29.3**	**(60.5)**	**164.8**	**71.6**	**(755.9)**
Non-owner transaction changes in equity									
Decrease in asset revaluation reserve		-	-	(14.1)	-	-	-	-	-
Net exchange difference on translation of financial statements of self-sustaining foreign operations		(71.3)	(69.6)	(73.0)	(41.8)	(36.3)	-	-	-
Total valuation adjustments attributable to Ansell Limited shareholders recognised directly in equity		(71.3)	(69.6)	(87.1)	(41.8)	(36.3)	-	-	-
Total changes in equity from non-owner related transactions attributable to Ansell Limited shareholders		**(21.4)**	**(185.4)**	**(226.5)**	**(12.5)**	**(96.8)**	**164.8**	**71.6**	**(755.9)**

Earnings/(loss) per share is based on net profit/(loss) after income tax attributable to Ansell Limited shareholders

		cents	cents	cents	US cents	US cents
Basic earnings per share	35	26.7	(61.9)	(71.8)	15.7	(32.3)
Diluted earnings per share	35	26.6	(61.7)	(71.4)	15.6	(32.2)

(a) Translation of amounts from Australian dollars to US dollars has been made throughout the Consolidated Statement of Financial Performance for the convenience of the reader at US$0.58651 = A$1, being the average of the 10.00 am mid buy/sell rate for Australian dollars as quoted by Reuters on the last working day of the month for the 13 months period June 2002 to June 2003 (June 2002 US$0.52214 = A$1).

The above statements of financial performance should be read in conjunction with the accompanying notes.

Statements of Financial Position

of Ansell Limited and its Controlled Entities as at 30 June 2003

		Consolidated					The Company		
		2003	2002	2001	2003	2002	2003	2002	2001
	Note	$m	$m	$m	US$m (a)	US$m (a)	$m	$m	$m
Current Assets									
Cash assets	11	286.0	258.5	310.9	190.7	146.3	1.4	4.2	28.3
Cash assets - restricted deposits	11	13.8	18.4	27.0	9.2	10.4	-	-	-
Receivables	12	262.4	293.7	643.8	175.0	166.2	796.1	821.0	2,147.0
Inventories	13	187.9	235.1	794.3	125.3	133.2	12.5	13.7	205.9
Prepayments		10.9	15.8	27.4	7.2	8.9	4.2	3.6	6.6
Total Current Assets		761.0	821.5	1,803.4	507.4	465.0	814.2	842.5	2,387.8
Non-Current Assets									
Receivables	12	57.0	66.7	92.0	38.0	37.8	1.2	33.4	84.1
Investments accounted for using the equity method	14	-	13.3	14.6	-	7.5	-	0.2	0.2
Other financial assets	14	141.4	145.8	212.0	94.3	82.5	1,484.5	1,547.2	1,826.3
Property, plant and equipment	15	262.9	332.5	669.9	175.3	188.2	0.3	0.4	98.9
Intangible assets	16	324.5	403.2	556.5	216.4	228.2	-	-	10.7
Deferred tax assets	17	32.0	49.7	106.8	21.3	28.2	-	-	32.2
Other		-	-	21.0	-		-	0.2	13.5
Total Non-Current Assets		817.8	1,011.2	1,672.8	545.3	572.4	1,486.0	1,581.4	2,065.9
Total Assets		1,578.8	1,832.7	3,476.2	1,052.7	1,037.4	2,300.2	2,423.9	4,453.7
Current Liabilities									
Payables	18	154.4	192.7	420.9	103.0	109.1	610.7	761.0	1,722.9
Interest bearing liabilities	19	151.8	107.6	748.8	101.2	60.9	133.8	66.7	715.7
Provisions	20	57.5	85.4	264.4	38.3	48.3	5.9	7.9	131.8
Current tax liabilities	20	3.1	1.9	10.5	2.1	1.1	-	-	-
Other	21	1.1	1.2	5.2	0.7	0.7	0.2	-	1.8
Total Current Liabilities		367.9	388.8	1,449.8	245.3	220.1	750.6	835.6	2,572.2
Non-Current Liabilities									
Payables	18	3.2	3.7	5.1	2.1	2.1	-	-	0.3
Interest bearing liabilities	19	320.0	516.5	861.9	213.4	292.4	320.0	516.3	861.5
Provisions	20	21.7	23.3	54.9	14.5	13.1	0.4	0.4	4.8
Deferred tax liabilities	20	21.5	24.4	22.1	14.3	13.8	-	-	-
Other	21	-	-	16.2	-	-	-	-	16.2
Total Non-Current Liabilities		366.4	567.9	960.2	244.3	321.4	320.4	516.7	882.8
Total Liabilities		734.3	956.7	2,410.0	489.6	541.5	1,071.0	1,352.3	3,455.0
Net Assets		844.5	876.0	1,066.2	563.1	495.9	1,229.2	1,071.6	998.7
Equity									
Contributed equity	5	1,448.3	1,455.5	1,454.3	965.7	823.9	1,448.3	1,455.5	1,454.3
Reserves	6	(268.9)	(176.2)	(118.0)	(179.3)	(99.7)	-	10.2	10.2
Accumulated losses	6	(345.7)	(417.0)	(289.9)	(230.5)	(236.0)	(219.1)	(394.1)	(465.8)
Total equity attributable to Ansell Limited shareholders		833.7	862.3	1,046.4	555.9	488.2	1,229.2	1,071.6	998.7
Outside equity interests	10	10.8	13.7	19.8	7.2	7.7	-	-	-
Total Equity		844.5	876.0	1,066.2	563.1	495.9	1,229.2	1,071.6	998.7

(a) Translation of amounts from Australian dollars to US dollars has been made throughout the Consolidated Statement of Financial Position for the convenience of the reader at the 10.00 am mid buy/sell rate for Australian dollars as quoted by Reuters on Monday 30 June 2003, at US$0.66675 = A$1 (June 2002 US$0.56605 = A$1).

The above statements of financial position should be read in conjunction with the accompanying notes.

19

Statements of Cash Flows

of Ansell Limited and its Controlled Entities for the year ended 30 June 2003

	Note	Consolidated 2003 $m	Consolidated 2002 $m	Consolidated 2001 $m	Consolidated 2003 US$m (a)	Consolidated 2002 US$m (a)	The Company 2003 $m	The Company 2002 $m	The Company 2001 $m
Cash Flows Related to Operating Activities									
Receipts from customers (excluding non-recurring and Accufix Research Institute)		1,357.0	2,356.5	4,404.8	795.9	1,230.4	94.0	532.8	1,637.8
Payments to suppliers and employees (excluding non-recurring and Accufix Research Institute)		(1,159.9)	(2,124.8)	(4,090.4)	(679.9)	(1,109.4)	(118.5)	(540.0)	(1,725.0)
Net receipts from customers (excluding non-recurring and Accufix Research Institute)		197.1	231.7	314.4	116.0	121.0	(24.5)	(7.2)	(87.2)
Income taxes paid		(8.6)	(25.5)	(34.7)	(5.0)	(13.3)	-	-	-
Dividends received		2.6	0.3	0.1	1.5	0.2	30.4	196.8	26.2
Net cash provided by/(used in) Operating Activities (excluding non-recurring and Accufix Research Institute)		191.1	206.5	279.8	112.5	107.9	5.9	189.6	(61.0)
Non-recurring payments to suppliers and employees		(26.8)	(82.7)	(54.5)	(15.7)	(43.2)	(11.1)	(39.7)	(44.9)
Payments to suppliers and employees net of customer receipts (Accufix Research Institute)		(2.7)	(10.7)	(24.3)	(1.6)	(5.6)	-	-	(1.8)
Amounts refunded from Accufix Settlement Funds (United States) by the Court		-	-	25.6	-	-	-	-	7.6
Net Cash Provided by/(Used in) Operating Activities	31(a)	**161.6**	**113.1**	**226.6**	**95.2**	**59.1**	**(5.2)**	**149.9**	**(100.1)**
Cash Flows Related to Investing Activities									
Payments for businesses, net of cash acquired		-	(40.9)	(94.3)	-	(21.4)	-	-	(70.0)
Payments for property, plant and equipment		(15.4)	(34.3)	(76.0)	(9.1)	(17.9)	(0.2)	(7.7)	(16.4)
Payments for brand names/trademarks		-	-	(0.5)	-	-	-	-	-
Proceeds from sale of businesses, net of cash disposed*		-	936.4	906.8	-	488.9	-	517.4	211.5
Proceeds from sale of plant and equipment in the ordinary course of business		6.1	12.1	15.1	3.6	6.3	0.1	2.0	6.4
Loans (made)/repaid		4.2	1.2	(63.1)	2.5	0.6	-	-	(63.1)
Net loans to controlled entities	31(c)		-	-	-	-	(24.0)	331.5	833.4
Proceeds from sale of other investments		9.1	-	0.8	5.3	-	6.6	-	0.8
Payments for investments in controlled entities			-	-	-	-	(6.2)	-	-
Payments for other investments		-	-	(60.1)	-	-	-	-	(2.2)
Net Cash Provided by/(Used in) Investing Activities		**4.0**	**874.5**	**628.7**	**2.3**	**456.5**	**(23.7)**	**843.2**	**900.4**
Cash Flows Related to Financing Activities									
Proceeds from borrowings		7.8	737.0	10,093.6	4.6	384.8	-	738.9	8,135.4
Repayments of borrowings		(86.9)	(1,673.9)	(11,307.5)	(51.0)	(874.0)	(68.8)	(1,680.2)	(8,667.1)
Net (repayments of) / proceeds from borrowings		(79.1)	(936.9)	(1,213.9)	(46.4)	(489.2)	(68.8)	(941.3)	(531.7)
Proceeds from issues of shares		1.0	1.2	2.5	0.6	0.6	1.0	1.2	2.5
Payments for share buy-back		(8.2)	-	(165.4)	(4.8)	-	(8.2)	-	(165.4)
Lease payments		-	-	(0.5)	-	-	-	-	-
Dividends paid		(1.7)	(48.3)	(108.5)	(1.0)	(25.2)	-	(46.5)	(103.3)
Interest received		8.0	13.1	44.6	4.7	6.8	139.1	36.5	130.3
Interest and borrowing costs paid		(37.8)	(70.2)	(144.7)	(22.2)	(36.7)	(36.1)	(67.0)	(129.5)
Net Cash (Used in)/Provided by Financing Activities		**(117.8)**	**(1,041.1)**	**(1,585.9)**	**(69.1)**	**(543.7)**	**27.0**	**(1,017.1)**	**(797.1)**
Net (Decrease)/Increase in Cash Held		**47.8**	**(53.5)**	**(730.6)**	**28.4**	**(28.1)**	**(1.9)**	**(24.0)**	**3.2**
Cash at the beginning of the financial year		262.3	328.4	1,019.8	148.6	185.9	3.3	27.3	24.1
Effects of exchange rate changes on the balances of cash held in foreign currencies at the beginning of the financial year		(12.9)	(12.6)	39.2	21.4	(9.2)	-	-	-
Cash at the End of the Financial Year	31(b)	**297.2**	**262.3**	**328.4**	**198.4**	**148.6**	**1.4**	**3.3**	**27.3**

(a) Translation of amounts from Australian dollars to US dollars has been made throughout the Consolidated Statement of Cash Flows for the convenience of the reader at US$0.58651 = A$1, being the average of the 10.00 am mid buy/sell rate for Australian dollars as quoted by Reuters on the last working day of the month for the 13 months period June 2002 to June 2003 (June 2002 US$0.52214 = A$1).

* The Company 2001 includes a distribution from the Distribution Trust arising from the sale of the Electrical Distribution business (refer Note 4(b)).

The above statements of cash flows should be read in conjunction with the accompanying notes.

20

Industry Segments

of Ansell Limited and its Controlled Entities for the year ended 30 June 2003

	Operating Revenue					Operating Result				
	2003 A$m	2002 A$m	2001 A$m	2003 US$m (a)	2002 US$m (a)	2003 A$m	2002 A$m	2001 A$m	2003 US$m (a)	2002 US$m (a)
INDUSTRY										
Ansell Healthcare										
Occupational Healthcare	624.9	640.2	651.0	366.5	334.3	62.9	37.0	44.3	36.9	19.3
Professional Healthcare	452.6	546.9	544.9	265.5	285.6	53.9	92.7	70.6	31.6	48.4
Consumer Healthcare	216.1	227.1	216.3	126.7	118.6	42.8	32.6	29.4	25.1	17.0
Total Ansell Healthcare	1,293.6	1,414.2	1,412.2	758.7	738.5	159.6	162.3	144.3	93.6	84.7
Unallocated Items	26.5	27.9	60.6	15.6	14.4	(22.4)	(27.7)	(29.4)	(13.1)	(14.5)
						137.2	134.6	114.9	80.5	70.2
Discontinued Businesses										
Trading		808.6	2,744.6		422.2		61.0	132.9		31.9
Operating EBITA						137.2	195.6	247.8	80.5	102.1
NON RECURRING										
Discontinued Businesses										
Net gain on sale of interests in Associated Companies						5.5			3.2	
Proceeds/ Net gain on sale of Controlled Entities and Businesses		939.7	1,049.9		490.7		25.7	155.2		13.4
Rationalisation/Restructuring										
Ansell Healthcare						(4.6)	(11.6)	(60.2)	(2.7)	(6.1)
Engineered Products								(27.4)		
Tyres								(16.2)		
Other						(5.5)	(6.5)	(7.2)	(3.2)	(3.4)
Write-down of assets										
Ansell Healthcare							(63.1)			(32.9)
Exide Investment							(99.9)			(52.2)
Other						(1.5)	(13.5)	(97.7)	(0.9)	(7.0)
						131.1	26.7	194.3	76.9	13.9
Goodwill amortisation						(25.3)	(29.2)	(40.8)	(14.8)	(15.2)
Earnings before Net Interest and Tax (EBIT)						105.8	(2.5)	153.5	62.1	(1.3)
Borrowing Costs net of Interest Revenue						(26.5)	(54.7)	(99.4)	(15.5)	(28.6)
Operating Profit before Tax						79.3	(57.2)	54.1	46.8	(29.9)
Tax						(26.8)	(55.8)	(189.9)	(15.8)	(29.1)
Outside Equity Interests						(2.6)	(2.8)	(3.6)	(1.5)	(1.5)
Total Consolidated	1,320.1	3,190.4	5,267.3	774.3	1,665.8	49.9	(115.8)	(139.4)	29.3	(60.5)
REGIONS										
Asia Pacific	173.7	170.7	160.5	101.9	89.1	35.9	32.9	30.7	21.1	17.2
Americas	656.0	799.5	813.0	384.7	417.6	80.2	99.1	98.7	47.0	51.7
Europe	463.9	444.0	438.7	272.1	231.8	43.5	30.3	14.9	25.5	15.8
	1,293.6	1,414.2	1,412.2	758.7	738.5	159.6	162.3	144.3	93.6	84.7

	Assets Employed					Liabilities				
	2003 A$m	2002 A$m	2001 A$m	2003 US$m (b)	2002 US$m (b)	2003 A$m	2002 A$m	2001 A$m	2003 US$m (b)	2002 US$m (b)
INDUSTRY										
Ansell Healthcare										
Occupational Healthcare	300.9	376.0	512.6	200.6	212.8	118.8	124.7	117.3	79.2	70.6
Professional Healthcare	331.5	404.3	457.8	221.0	228.9	108.3	114.3	96.9	72.2	64.7
Consumer Healthcare	115.7	140.8	160.0	77.1	79.7	52.8	54.6	57.5	35.2	30.9
Total Ansell Healthcare	748.1	921.1	1,130.4	498.7	521.4	279.9	293.6	271.7	186.6	166.2
Unallocated Items	(16.6)	(21.1)	(5.2)	(11.0)	(11.9)	426.1	619.9	1,699.1	284.1	350.8
Discontinued Businesses	223.0	252.6	1,456.6	148.7	143.0	28.3	43.2	439.2	18.9	24.5
Goodwill and Brand names	324.5	403.2	556.5	216.4	228.2					
Cash	299.8	276.9	337.9	199.9	156.7					
Total Consolidated	1,578.8	1,832.7	3,476.2	1,052.7	1,037.4	734.3	956.7	2,410.0	489.6	541.5
REGIONS										
Asia Pacific	269.5	318.4	359.4	179.7	180.2	78.6	83.0	80.6	52.4	47.0
Americas	297.5	398.6	572.0	198.4	225.7	173.2	181.9	165.8	115.5	103.0
Europe	181.1	204.1	199.0	120.6	115.5	28.1	28.7	25.3	18.7	16.2
	748.1	921.1	1,130.4	498.7	521.4	279.9	293.6	271.7	186.6	166.2

Prior year comparatives have been adjusted for reclassification of former Industry Segment businesses which have been sold or abandoned and hence classified as Discontinued Businesses.

(a) Translation of amounts from Australian dollars into US dollars for Operating Revenue and Operating Result has been made for the convenience of the reader at US$0.58651 = A$ 1 (June 2002 US$0.52214 = A$1), being the average of the 10.00am mid buy/sell rate for Australian dollars as quoted by Reuters on the last working day of the month for the thirteen months period June 2002 to June 2003.

(b) Translation of amounts from Australian dollars into US dollars for Assets Employed and Liabilities has been made for the convenience of the reader at the 10.00am mid buy/sell rate for Australian dollars as quoted by Reuters on Monday 30 June 2003, at US$0.66675 = A$1 (June 2002 US$0.56605 = A$ 1).

The above industry segments report should be read in conjunction with the accompanying notes, including Note 30.

21

1. Summary of Significant Accounting Policies

General

Ansell Limited is a multinational healthcare solutions provider of barrier protection products against injury, infection and contamination. The Company's principal line of business, determined and reported on the basis of differing products and services, is the manufacture and supply of barrier protection products into the Occupational, Professional and Consumer healthcare markets.

The Ansell Healthcare group manufactures industrial gloves, medical gloves and consumer products including household gloves and condoms in the Asia Pacific region and America, and markets these products globally.

The significant policies which have been adopted in the preparation of this financial report are:

Basis of Preparation of Financial Report

The financial report is a general purpose financial report which has been prepared in accordance with Accounting Standards, Urgent Issues Group Consensus Views, other authoritative pronouncements of the Australian Accounting Standards Board and the Corporations Act 2001.

It has been prepared on the basis of historical costs and except where stated, does not take into account changing money values or fair values of non-current assets.

The accounting policies adopted in preparing the financial report have been consistently applied by each entity in the consolidated entity and, except where there is a change in accounting policy as set out in Note 2, are consistent with those of the previous year.

Comparative information is reclassified where appropriate to enhance comparability.

Principles of Consolidation

The consolidated financial statements of the Ansell Limited Group ("the consolidated entity") include the financial statements of Ansell Limited ("the Company"), being the parent entity, and its controlled entities.

The consolidated financial statements incorporate the assets and liabilities of all entities controlled by the Company as at balance date and the results of all controlled entities for the year then ended. The effects of all transactions between entities in the consolidated entity are eliminated in full. Outside interests in the results and equity of controlled entities are shown separately in the consolidated Statement of Financial Performance and Statement of Financial Position respectively.

Results of controlled entities are included in the consolidated Statement of Financial Performance from the date on which control commences and continue to be included until the date control ceases to exist.

Revenue Recognition

Revenues are recognised at fair value of the consideration received net of the amount of goods and services tax (GST).

Sales Revenue

Sales revenue comprises revenue earned (net of returns, discounts and allowances) from the provision of products to entities outside the consolidated entity. Sales revenue is recognised when the goods are shipped and title passes.

Interest Income

Interest income is recognised as it accrues.

Asset Sales

The net proceeds of asset sales are included as revenue of the consolidated entity. The profit or loss on disposal of assets is brought to account at the date control passes and a contract of sale has been signed.

The gain or loss on disposal is calculated as the difference between the carrying amount of the asset at the time of the disposal and the net proceeds on disposal.

Any related balance in the asset revaluation reserve is transferred to retained profits/accumulated losses on disposal.

Borrowing Costs

Borrowing costs include interest, amortisation of ancillary costs incurred in connection with the arrangement of borrowings and other related charges.

Ancillary costs incurred in connection with the arrangement of term borrowings are capitalised and amortised over the life of the borrowings.

Notes to the Financial Statements

1. Summary of Significant Accounting Policies (continued)

Goods and Services Tax

Revenues, expenses and assets are recognised net of the amount of GST, except where the amount of GST incurred is not recoverable from the Australian Tax Office (ATO). In these circumstances the GST is recognised as part of the cost of acquisition of the asset or as part of an item of the expense.

Receivables and payables are stated with the amount of GST included.

The net amount of GST recoverable from, or payable to, the ATO is included as a current asset or liability in the Statement of Financial Position.

Cash flows are included in the Statement of Cash Flows on a gross basis. The GST components of cash flows arising from investing and financing activities which are recoverable from, or payable to, the ATO are classified as operating cash flows.

Income Tax

The consolidated entity adopts the income statement liability method of tax effect accounting.

Income tax expense is calculated at current rates on the accounting profit adjusted for permanent differences and income tax over/under provided in the previous year. The estimated liability for income tax outstanding in respect of the period's operations is included in the Statement of Financial Position as a current liability.

Future income tax benefits and liabilities arising because some items are included in accounting profit in a period different from that in which the items are assessed for income tax, are included in the Statement of Financial Position as a non-current asset and a non-current liability respectively. As provided for in Accounting Standard AASB 1020, these deferred tax balances have been offset, where applicable, in the financial statements of the individual entities.

The eventual recoverability of future income tax benefits and payment of the non-current tax liability is contingent upon taxable income being earned in future periods, continuation of the relevant taxation laws and each relevant company continuing to comply with the appropriate legislation.

Future income tax benefits attributable to tax losses (including capital losses) are only recorded where virtual certainty of recovery exists.

Provision is made for overseas taxes, which may arise in the event of retained profits of foreign controlled entities being remitted to Australia, when the dividend is declared. Provision is made for capital gains tax, which may arise in the event of sale of revalued assets, only when such assets are sold.

Receivables

Trade Debtors

Trade debtors are recognised as at the date they are invoiced and are principally on 30 day terms. A provision for doubtful debts is recognised when collection of the full amount is no longer probable.

Other Amounts Receivable

Other amounts receivable comprise amounts due as a result of transactions outside the normal course of trading.

Inventories

Stock on Hand and Work in Progress

Stock on hand and work in progress are consistently valued on the basis of the lower of cost and net realisable value. The methods generally adopted throughout the consolidated entity in determining costs are:

Raw Materials and Other Stock

Actual costs, determined on a first in, first out basis or standard costs approximating actual costs.

Finished Goods and Work in Progress

Standard costs approximating actual costs include an appropriate allocation of manufacturing overheads. Merchant lines are valued at actual cost into store, determined on a first in, first out or average cost basis.

Obsolete and slow moving stocks are written down to net realisable value where such value is below cost. Net realisable value is determined on the basis of each inventory line's normal selling pattern. Expenses of marketing, selling and distribution to customers are estimated and are deducted to establish net realisable value.

1. Summary of Significant Accounting Policies (continued)

Investments

Controlled Entities
All investments are valued at the lower of cost and recoverable value. Dividends and distributions are brought to account in the Statement of Financial Performance when they are paid by the controlled entities.

Associated Companies
An associate is an entity, other than a partnership, over which the consolidated entity exercises significant influence, where the investment in that entity is material and has not been acquired with a view to disposal in the near future.

In the consolidated financial statements, investments in associates are accounted for using equity accounting principles. Investments in associates are carried at the lower of the equity accounted amount and recoverable amount. The consolidated entity's share of the associates' net profit after tax is recognised in the consolidated Statement of Financial Performance after adjusting for: revisions in depreciation of depreciable assets and amortisation of goodwill arising from adjustments made as at the date of acquisition; dissimilar accounting policies; and the elimination of unrealised profits and losses on transactions between the associate and any entities in the consolidated entity, or another associate of the consolidated entity. Other movements in reserves are recognised directly in consolidated reserves.

Revenue from dividends from associates is recognised by the parent entity when dividends are received.

The consolidated entity disposed of its interests in associated companies during the year.

Other Companies
Investments in other listed and unlisted companies are carried at cost less any amount provided for diminution in value as determined by the Directors. Dividends are recognised when they are received.

Interest in Partnership
The consolidated entity's interest in the South Pacific Tyres partnership is carried as an investment.

Property, Plant and Equipment

Acquisition
Items of property, plant and equipment are initially recorded at cost and depreciated as set out below. The cost of property, plant and equipment constructed by the consolidated entity includes the cost of materials, direct labour and capitalised interest.

Depreciation and Amortisation
Depreciation and amortisation is calculated on a straight line basis so as to write off the net cost of each item of property, plant and equipment, excluding land, over its estimated useful life.

The expected useful lives are as follows:

Freehold buildings of the Company and all Australian controlled entities	- 40 years
Freehold buildings of overseas controlled entities	- Allowable taxation rates
Leasehold buildings	- Life of lease
Plant and equipment	- 3 to 10 years

Depreciation and amortisation rates and methods are reviewed annually for appropriateness.

Leases
Operating lease payments are expensed as incurred.

Recoverable Amount of Non-Current Assets Valued on Cost Basis

The carrying amounts of non-current assets valued on the cost basis are reviewed to determine whether they are in excess of their recoverable amount at balance date. If the carrying amount of a non-current asset exceeds its recoverable amount, the asset is written down to the lower amount. The write-down is recognised as an expense in the net profit or loss in the reporting period in which it occurs.

In assessing recoverable amounts of non-current assets the relevant cash flows have been discounted to their present value.

Brand Names

Brand names acquired since 1 July 1987 are recorded in the financial statements at cost. No amortisation is provided against the carrying value of these brand names on the basis that the lives of these assets are considered unlimited at this point in time.

Brand names have an unlimited legal life and the brand names recorded in the financial statements are not currently associated with products which are likely to become commercially or technically obsolete.

Notes to the Financial Statements

1. Summary of Significant Accounting Policies (continued)

Payables

Trade and Other Creditors
Trade and other creditors are recognised for amounts to be paid in the future for goods and services received, whether or not billed to the Company or the consolidated entity. Trade liabilities are normally settled on 60 day terms.

Bills Payable
Bills payable are carried at the principal amount plus accrued interest.

Interest Bearing Liabilities
Bank and other loans are carried at their principal amount, subject to set-off arrangements. Interest is charged as an expense as it accrues.

Employee Entitlements

Wages, Salaries and Annual Leave
Liabilities for employee entitlements to wages, salaries and annual leave represent the amount which the consolidated entity has a present obligation to pay resulting from employees' services provided up to the balance date calculated at undiscounted amounts based on expected wage and salary rates that will be paid when the obligation is settled and include related on-costs.

Long Service Leave and Post Retirement Health Benefits
The liability for employee entitlements to long service leave and post retirement health benefits represents the present value of the estimated future cash outflows to be made by the Company and the consolidated entity resulting from employees' services provided up to the balance date.

The provision is calculated using estimated future increases in wage and salary rates including related on-costs and expected settlement dates based on turnover history and is discounted using rates attaching to national government securities at balance date which most closely match the terms of maturity of the related liabilities.

Provisions

A provision is recognised when there is a legal, equitable or constructive obligation as a result of a past event and it is probable that a future sacrifice of economic benefits will be required to settle the obligation, the timing or amount of which is uncertain.

If the future sacrifice of economic benefits is material, a provision is determined by discounting the expected future cash flows required to settle the obligation at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability.

Rationalisation and Restructuring
Provisions for rationalisation and restructuring are only recognised when a detailed plan has been approved and the restructuring has either commenced or been publicly announced, or firm contracts related to the restructuring have been entered into. Costs related to ongoing activities are not provided for.

Contingencies, Accufix Pacing Lead Related Expenses and Insurance Claims
The consolidated entity provides for certain specifically identified or obligated costs when these amounts are reasonably determinable.

Dividends
A provision for dividends payable is recognised in the reporting period in which the dividends are declared.

Other Liabilities

Amounts due under contract
Amounts due under contract are carried at the outstanding consideration payable.

Superannuation Contributions
The Company and other controlled entities contribute to various defined benefit and accumulation superannuation funds as set out in Note 24. Employer contributions to these funds are charged against the operating profit as they are made.

25

1. Summary of Significant Accounting Policies (continued)

Employee and Executive Share Plans

The Company currently maintains two plans for employees of the consolidated entity - the Pacific Dunlop Employee Share Plan and the Ansell Limited Stock Incentive Plan. The outstanding options issued under the Pacific Dunlop Executive Share Option Plan expired during the year and a further Plan, the Pacific Dunlop Executive Share Plan, was discontinued in 1996. Further information on these plans is set out in Note 25.

As a result of the issue of 437,500 Performance Share Rights (PSR's) pursuant to the Ansell Limited Stock Incentive Plan during the year, the consolidated entity has recorded an accrual at 30 June 2003 of approximately $1 million based on the expected vesting of approximately 146,000 PSR's at the market value of the Company's shares as at 30 June 2003. Australian Accounting Standards do not currently require the recognition of compensation expense in relation to issuance of shares to employees however the Company considers the recognition of such to be consistent with appropriate accounting criteria given the movement towards the recognition of such compensation under Exposure Draft 108 Equity Based Compensation.

Accounting for Acquisitions (Goodwill)

Acquired businesses are accounted for on the basis of the cost method. Fair values are assigned at date of acquisition to all the identifiable underlying assets acquired and to the liabilities assumed. Specific assessment is undertaken at the date of acquisition of any appropriate additional costs to be incurred. A liability for restructuring costs is only recognised as at the date of acquisition when there is a demonstrable commitment to restructuring together with a detailed plan. Further, the liability is only recognised when there is little or no discretion to avoid payment to other parties to settle such costs and a reliable estimate of the amount of the liability can be made.

Goodwill represents the excess of the purchase consideration plus incidental costs over the fair value of the identifiable net assets acquired. Acquired goodwill is capitalised and amortised to the Statement of Financial Performance on a straight line basis over the future period of expected benefit.

The benefits from the goodwill acquired may exceed 20 years but the goodwill is written off over periods not exceeding 20 years in compliance with Australian Accounting Standards. The unamortised balance of goodwill is reviewed at least at each reporting date and any material diminution in value is charged to the Statement of Financial Performance.

Foreign Currency Translations

Transactions in foreign currencies are recorded at the rate of exchange ruling on the date of each transaction. At balance date, amounts payable and receivable in foreign currencies are converted at the rates of exchange ruling at that date.

The financial statements of overseas controlled entities that are self sustaining foreign operations are converted using the current rate method. Variations occurring from year to year arising from this translation method are transferred to the foreign currency translation reserve.

Exchange differences arising on foreign currency amounts payable and receivable are brought to account in the Statement of Financial Performance. On consolidation, exchange differences on long term foreign currency amounts payable and receivable that hedge a net investment in an overseas controlled entity are transferred to the foreign currency translation reserve on a net of tax basis where applicable.

Derivatives

The Company and consolidated entity use derivative financial instruments, principally foreign exchange and interest rate related, to reduce their exposure to movements in foreign exchange rate and interest rate movements.

The consolidated entity has adopted certain principles in relation to derivative financial instruments:

(i) it does not trade in a derivative that is not used in the hedging of an underlying business exposure of the consolidated entity;

(ii) derivatives acquired must be able to be recorded on the consolidated entity's treasury management systems, which contain extensive internal controls; and

(iii) the consolidated entity does not deal with counter-parties rated lower than A- by Standard and Poor's or A3 by Moody's Investors Service for any overnight transactions.

The Company and consolidated entity follow the same credit policies, legal processes, monitoring of market and operational risks in the area of derivative financial instruments, as they do in relation to financial assets and liabilities on the Statement of Financial Position, where internal controls operate.

Notes to the Financial Statements

1. Summary of Significant Accounting Policies (continued)

Derivative Financial Instruments Held or Issued for Purposes Other Than Trading

On a continuing basis, the consolidated entity monitors its anticipated future exposures and on some occasions hedges all or part of these exposures. The transactions which may be covered are future profits of overseas controlled entities and future foreign exchange requirements.

These exposures are then monitored against continuing analysis of anticipated positions and may be modified from time to time. These transactions predominantly do not exceed 12 months duration and hedge transactions the consolidated entity expects to occur in this time frame.

Gains and losses on derivatives used as hedges are accounted for on the same basis as the underlying physical exposures they hedge. Accordingly, hedge gains and losses are included in the Statement of Financial Performance when the gain or loss arising on the related physical exposures are recognised in the Statement of Financial Performance.

When hedging an underlying interest rate exposure, with a derivative financial instrument, all gains and losses are accounted for on an accrual basis, thereby adjusting the underlying physical cost to the hedged rate over the life of the transaction. Gains or losses resulting from the termination of an interest rate swap contract where the underlying borrowing remains, are deferred on the Statement of Financial Position and then amortised over the life of the borrowing. Where the transaction is a single event, such as a foreign exchange exposure, the hedge gain or loss is taken to account on the actual exposure date.

Gains and losses on derivative financial instruments which hedge anticipated transactions are in the first instance deferred and later recognised in the Statement of Financial Performance when the hedged transaction occurs. Such deferrals only occur where the future transaction remains assured. Where an actual or anticipated transaction is modified or extinguished any associated derivative financial instrument is also modified or extinguished and any gain or loss that no longer relates to an actual or anticipated exposure is immediately taken to the Statement of Financial Performance.

Gains and losses that arise prior to and upon the maturity of transactions entered into under rollover strategies are deferred and included in the measurement of the hedge, if the transaction is still expected to continue. If the transaction is no longer expected to continue, the gains and losses are recognised immediately in the Statement of Financial Performance.

Derivative Financial Instruments Held or Issued for Trading Purposes

The Company and the consolidated entity also enter into a limited number of exchange rate related derivative contracts for trading purposes. These transactions are undertaken under strict guidelines, limits and internal controls and with appropriate stop loss parameters. Trading activities include taking positions within authorised and clearly defined limits to benefit from expected movements in prices. The portfolio of derivative financial instruments held for trading purposes is valued at market rates with all gains and losses being recognised in the Statement of Financial Performance for the current period.

Use of Estimates

The preparation of consolidated financial statements in conformity with Australian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from these estimates.

2. Change in Accounting Policy

The consolidated entity has applied AASB 1044 "Provisions, Contingent Liabilities and Contingent Assets" for the first time from 1 July 2002.

Dividends are now recognised at the time they are declared, determined or publicly recommended. Previously, final dividends were recognised in the financial year to which they related, even though the dividends were announced after the end of that financial year.

The consolidated entity has applied the revised AASB 1012 "Foreign Currency Translation" and the revised AASB 1028 "Employee Benefits" for the first time from 1 July 2002.

There were no material financial impacts from the adoption of these revised standards.

3. Total Revenue

	Consolidated			The Company		
$ in millions	**2003**	**2002**	**2001**	**2003**	**2002**	**2001**
Revenue from the Sale of Goods	1,293.6	2,222.8	4,156.8	86.0	498.9	1,527.0
Revenues From Other Operating Activities						
Dividend Income						
From shares in wholly owned controlled entities	-	-	-	27.8	195.5	25.2
From shares in associated companies	-	-	-	2.6	1.3	1.0
From shares in other companies	-	0.3	0.6	-	-	-
Interest Received or Due and Receivable						
From wholly owned controlled entities	-	-	-	139.1	34.3	127.7
From related parties	3.3	2.5	0.8	0.8	2.0	0.8
From others	8.0	13.0	44.1	-	1.9	1.8
Total revenue from other operating activities	**11.3**	**15.8**	**45.5**	**170.3**	**235.0**	**156.5**
Revenue from Outside Operating Activities						
Proceeds from the Sale of Non-Current Assets	15.2	12.1	15.1	6.7	2.0	6.4
Proceeds Received from the Sale of Businesses*	-	939.7	1,049.9	-	521.5	214.8
Total revenue from outside operating activities	**15.2**	**951.8**	**1,065.0**	**6.7**	**523.5**	**221.2**
Total Revenue	**1,320.1**	**3,190.4**	**5,267.3**	**263.0**	**1,257.4**	**1,904.7**

* The Company 2001 includes a distribution from The Distribution Trust arising from the sale of the Electrical Distribution business (refer to Note 4(b)).

4. Profit/(Loss) from Ordinary Activities Before Income Tax

$ in millions	Consolidated 2003	2002	2001	The Company 2003	2002	2001
(a) Profit/(loss) from ordinary activities before income tax has been arrived at after charging/(crediting) the following items:						
Borrowing Costs						
Interest Paid or Due and Payable:						
To others	33.9	61.8	140.8	32.8	59.4	127.4
Other Borrowing Costs	3.9	8.4	3.5	3.3	7.6	2.1
Total Borrowing Costs	37.8	70.2	144.3	36.1	67.0	129.5
Depreciation						
Buildings	1.8	3.9	4.8	-	0.9	0.4
Plant & equipment	27.7	46.4	85.4	0.1	7.0	16.3
Amortisation						
Leasehold land and buildings	1.7	2.8	5.1	-	0.2	0.7
Goodwill	25.3	29.2	40.8	-	0.3	1.4
Deferred costs	-	-	3.7	-	-	3.7
Research and Development Costs Expensed as Incurred	12.8	17.0	23.9	-	0.4	0.3
Net Bad Debts Expense	(0.6)	0.8	1.9	0.1	0.4	0.9
Amounts Set Aside to Provision for:						
Doubtful trade debts	(2.5)	(2.9)	7.9	0.1	1.0	(0.1)
Employee entitlements	10.8	29.2	60.9	0.7	8.5	26.7
Rationalisation and restructuring costs	10.1	20.3	61.0	2.9	(0.3)	(1.3)
Rebates, allowances and warranty claims	11.5	7.2	7.1	1.4	2.4	0.3
Environmental remediation	-	-	(3.7)	-	-	-
Net foreign exchange (gain)/loss	4.0	(0.4)	(2.4)	2.5	23.3	37.8
Profits Arising from the Sale of Property, Plant and Equipment	(0.3)	(7.6)	(1.1)	-	(6.7)	(0.4)
Losses Arising from Sale of Property, Plant and Equipment	0.2	13.2	8.5	-	7.7	7.8
Operating Lease Rentals	24.1	37.5	79.2	0.7	9.5	44.2
Write-down in Value of Inventories	5.9	3.0	3.7	-	1.3	(1.0)
(b) Individually significant items included in profit/(loss) from ordinary activities before income tax expense						
Write-down of receivable/investment	(6.1)	(99.9)	-	-	-	-
Write-down of Ansell Healthcare fixed assets	-	(63.1)	-	-	-	-
Net gain on sale of controlled entities and businesses	-	25.7	155.2	32.4	7.0	152.4[1]
Write-down of assets and write-down of investments and intercompany balances in subsidiaries	-	-	(97.7)	-	(82.4)	(890.7)
Engineered Products restructure	-	-	(27.4)	-	-	(27.4)
Ansell Healthcare restructure	-	-	(60.2)	-	-	-

[1] Represents the distribution from the Distribution Trust arising from the sale of the Electrical Distribution business

(c) Auditors' Remuneration ($ in Thousands)

	Consolidated 2003	2002	2001	The Company 2003	2002	2001
Audit and review of the financial reports:						
Auditors of Ansell Limited and Australian entities - KPMG	1,183	1,653	2,986	983	1,391	2,250
Other member firms of KPMG	1,661	1,891	1,940	-	-	-
	2,844	3,544	4,926	983	1,391	2,250
Other services:						
Other audit and assurance services (including disposals and acquisitions)						
Auditors of Ansell Limited and Australian entities - KPMG	259	4,944	2,997	90	4,746	2,222
Other member firms of KPMG	78	25	1,110	-	-	-
Taxation and other services						
Auditors of Ansell Limited and Australian entities - KPMG	32	439	847	32	331	725
Other member firms of KPMG	90	66	22	-	-	-
Systems Implementation/Design						
Auditors of Ansell Limited and Australian entities - KPMG	-	-	364	-	-	282
Total other services	459	5,474	5,340	122	5,077	3,229
Total auditors remuneration	3,303	9,018	10,266	1,105	6,468	5,479

5. Contributed Equity

$ in millions	Consolidated 2003	2002	2001	The Company 2003	2002	2001
Issued and Paid up Capital						
185,917,580 (2002 - 187,073,500; 2001 - 186,757,900) ordinary shares, fully paid *	1,448.2	1,455.4	1,454.2	1,448.2	1,455.4	1,454.2
922,100 (2002 - 1,174,600; 2001 - 1,481,700) ordinary plan shares, paid to 5 cents	0.1	0.1	0.1	0.1	0.1	0.1
Total Issued and Paid up Capital	**1,448.3**	**1,455.5**	**1,454.3**	**1,448.3**	**1,455.5**	**1,454.3**

* includes 210,679 (2002 - 678,300; 2001 - 747,666) shares issued in accordance with the Employee Share Plan

Ordinary Shares Reconciliation						
Balance at the beginning of the financial year	1,455.5	1,454.3	1,617.2	1,455.5	1,454.3	1,617.2
Increase in Contributed Equity:						
Additional capital issued	1.0	1.2	2.5	1.0	1.2	2.5
Decrease in Contributed Equity:						
Share buy-back	(8.2)	-	(165.4)	(8.2)	-	(165.4)
Balance at the end of the financial year	**1,448.3**	**1,455.5**	**1,454.3**	**1,448.3**	**1,455.5**	**1,454.3**

Holders of ordinary shares are entitled to receive dividends as declared from time to time and are entitled to one vote per share at shareholders' meetings. In the event of winding up of the Company ordinary shareholders rank after all other shareholders and creditors and are fully entitled to any proceeds of liquidation. Note 25 provides details of shares subject to options granted under the Ansell Limited Stock Incentive Plan.

Share Consolidation

As previously reported, effective 12 April 2002, Ansell Limited reduced the number of ordinary shares and exercisable options on issue by means of a 1 for 5 share consolidation, which received shareholder approval at an Extraordinary General Meeting held on that date.

The quantity of share capital on issue in prior periods has been adjusted for the effect of the share consolidation.

Share Buy-Back

Pursuant to its on-market buy-back, announced on 16 April 2003, the Company has bought back 1,408,420 shares at an average buy-back price of approximately $5.80 per share. The Company intends to continue the buy-back program to a total of 10 million shares.

Executive Share Plan

As previously reported, the Pacific Dunlop Executive Share Plan was closed to new members effective 12 September 1996, and no further issues of Executive Plan Shares will be made.

During the financial year, the amounts outstanding on 252,500 existing Executive Plan shares were fully paid. Since the end of the financial year, the amounts outstanding on a further 4,000 Executive Plan shares have been fully paid. Shares allotted under the Pacific Dunlop Executive Share Plan have been paid to 5 cents per share. Refer to Note 25 'Ownership-Based Remuneration Schemes' for details of price payable for shares issued under this plan.

Employee Share Plan

During the financial year, the loan liability of members in respect of 467,621 fully paid ordinary shares of $2.50 each was discharged. Since the end of the financial year, no further payments in respect of Employee Plan shares have been made. Under the Employee Share Plan, 50 cents was payable on subscription for each Plan share allotted to eligible employees, the balance of issue price being funded by way of interest free loans from the Company to the member. No new shares were issued during the financial year or up to the date of this Report under the Pacific Dunlop Employee Share Plan.

Notes to the Financial Statements

6. (Accumulated Losses)/Retained Profits and Reserves

$ in millions	Consolidated 2003	2002	2001	The Company 2003	2002	2001
Asset revaluation reserve	1.5	14.7	6.2	-	10.2	10.2
General reserve	1.8	2.7	3.0	-	-	-
Foreign currency translation reserve	(272.2)	(193.6)	(127.2)	-	-	-
Total Reserves	(268.9)	(176.2)	(118.0)	-	10.2	10.2
(Accumulated losses)/retained profits	(345.7)	(417.0)	(289.9)	(219.1)	(394.1)	(465.8)
Total (Accumulated Losses)/Retained Profits and Reserves	**(614.6)**	**(593.2)**	**(407.9)**	**(219.1)**	**(383.9)**	**(455.6)**
Movements during the year:						
Asset Revaluation Reserve						
Balance at beginning of the financial year	14.7	6.2	20.2	10.2	10.2	10.2
Adjustment upon adoption of AASB 1041	-	-	(14.1)	-	-	-
Transfer from/(to) retained profits	(13.2)	8.5	0.1	(10.2)	-	-
Balance at the end of the financial year	**1.5**	**14.7**	**6.2**	**-**	**10.2**	**10.2**
General Reserve						
Balance at beginning of the financial year	2.7	3.0	2.8	-	-	-
Transfer from/(to) retained profits	(0.9)	(0.3)	0.2	-	-	-
Balance at the end of the financial year	**1.8**	**2.7**	**3.0**	**-**	**-**	**-**
Foreign Currency Translation Reserve						
Balance at the beginning of the financial year	(193.6)	(127.2)	(54.2)	-	-	-
Transfers to retained profits	(7.3)	3.2	-	-	-	-
Exchange fluctuations on assets and liabilities held in foreign currencies						
net gain/(loss) on translation of net assets	(121.1)	(120.3)	279.1	-	-	-
net gain/(loss) on hedge borrowings	49.8	50.7	(352.1)	-	-	-
Balance at the end of the financial year	**(272.2)**	**(193.6)**	**(127.2)**	**-**	**-**	**-**
(Accumulated Losses)/Retained Profits						
Balance at the beginning of the financial year	(417.0)	(289.9)	(103.6)	(394.1)	(465.8)	336.7
Transfer (to)/from reserves	21.4	(11.4)	(0.3)	10.2	-	-
Net profit/(loss) after income tax attributable to Ansell Limited shareholders	49.9	(115.8)	(139.4)	164.8	71.6	(755.9)
Dividends provided for or paid *	-	0.1	(46.6)	-	0.1	(46.6)
Balance at the end of the financial year	**(345.7)**	**(417.0)**	**(289.9)**	**(219.1)**	**(394.1)**	**(465.8)**

* 2002 dividends represents an overprovision in the prior year.

Nature and purpose of reserves

Asset Revaluation

The asset revaluation reserve includes the net revaluation increments and decrements arising from the revaluation of non-current assets in accordance with AASB 1041. The balance of $1.5 million (the Company: Nil) is not available for future asset write-downs as a result of using the deemed cost election for land and buildings when adopting AASB 1041.

General

The amount standing to the credit of the general reserve resulted from prior period allocations of retained profits for non-specific purposes and is available for release to retained profits.

Foreign currency translation

The foreign currency translation reserve records the foreign currency differences arising from the translation of self-sustaining foreign operations, the translation of transactions that hedge the Company's net investment in a foreign operation or the translation of foreign currency monetary items forming part of the net investment in a self-sustaining operation. Refer to Significant Accounting Policy Note 1.

31

7. Total Equity Reconciliation

$ in millions	Consolidated 2003	2002	2001	The Company 2003	2002	2001
Total equity at the beginning of the financial year	876.0	1,066.2	1,499.9	1,071.6	998.7	1,964.1
Total changes in equity from non-owner related transactions attributable to Ansell Limited shareholders	(21.4)	(185.4)	(226.5)	164.8	71.6	(755.9)
Transactions with owners as owners:						
Contributions of equity	1.0	1.2	2.5	1.0	1.2	2.5
Share buy-back	(8.2)	-	(165.4)	(8.2)	-	(165.4)
Dividends	-	0.1	(46.6)	-	0.1	(46.6)
Total changes in outside equity interest	(2.9)	(6.1)	2.3	-	-	-
Total equity at the end of the financial year	**844.5**	**876.0**	**1,066.2**	**1,229.2**	**1,071.6**	**998.7**

8. Income Tax

$ in millions	Consolidated 2003	2002	2001	The Company 2003	2002	2001
Prima facie income tax expense/(benefit) calculated at 30% (2002: 30%, 2001: 34%) on profit/(loss) from ordinary activities	23.8	(17.2)	18.4	49.3	26.7	(229.2)
Increased taxation arising from:						
Write down of assets	2.3	48.9	43.2	-	-	7.8
Net restructuring costs	1.4	5.4	19.6	-	-	-
Write down of intergroup investments and intercompany balances	-	-	-	-	-	300.9
Goodwill amortisation	1.1	1.4	4.8	-	-	0.5
Foreign losses and costs not deductible	-	-	0.2	-	-	-
Income tax under provided in prior years	1.3	0.2	1.6	-	-	0.6
Net higher overseas tax rates	8.3	4.1	-	-	-	-
Reduced taxation arising from:						
Net gain on sale of businesses and controlled entities	-	(7.7)	(49.3)	(10.0)	(2.1)	(65.4)
Tax exempt dividends from foreign companies	-	-	-	-	-	(8.6)
Income tax over provided in previous years	-	-	-	-	(2.3)	-
Investment and export incentive allowances	(6.7)	(6.3)	(8.9)	-	-	-
Net lower overseas tax rates	-	-	(0.9)	-	-	-
Other permanent differences*	(4.6)	12.4	3.8	(39.8)	(22.3)	(13.2)
Share of associates' net profit	(0.1)	(0.6)	(1.1)	-	-	-
Income tax expense/(benefit) on profit from ordinary activities before individually significant items and effect of change in tax rate	26.8	40.6	31.4	(0.5)	-	(6.6)
Individually significant income tax items:						
Write off of tax balances attributable to Australian operations	-	15.2	158.5	-	17.3	88.4
Income tax expense/(benefit) attributable to profit/(loss) from ordinary activities	**26.8**	**55.8**	**189.9**	**(0.5)**	**17.3**	**81.8**
Income tax expense/(benefit) attributable to operating profit/(loss) is made up of:						
Provision attributable to current year	0.7	8.0	20.5	(0.5)	(12.6)	(31.9)
(Over)/Under provision in respect of previous years	1.3	0.2	1.6	-	(2.3)	0.6
Provision attributable to future years						
Deferred income tax liability	0.3	(2.0)	4.5	-	-	-
Future income tax benefit	24.5	49.6	163.3	-	32.2	113.1
	26.8	55.8	189.9	(0.5)	17.3	81.8

* Includes tax benefit on loss from Australian trading operations not brought to account/recovery of tax losses not previously brought to account.

Notes to the Financial Statements

9. Dividends Paid or Declared

$ in millions	The Company 2003	2002	2001
Dividends paid			
No dividends were paid by the company during the year (2002 - nil; 2001 - 5 cents, unfranked)	-	-	46.6
Dividends declared			
Since the end of the financial year the Directors declared the following dividend. - final dividend of 11 cents, unfranked (2002 - nil; 2001 - nil)	20.5	-	-

The financial effect of this dividend has not been brought to account in the financial statements for the year ended 30 June 2003 and will be recognised in subsequent financial reports

Dividend Franking Account
The balance of available franking credits in the franking account as at 30 June 2003 was nil (2002 - nil; 2001 - nil).

10. Outside Equity Interests

$ in millions	Consolidated 2003	2002	2001
Outside equity interests comprise:			
Contributed equity	2.1	4.5	11.6
Reserves	(2.2)	2.4	4.6
Retained profits at the beginning of the financial year	6.8	3.6	5.2
Profits/(losses) for the year	2.6	2.8	3.6
Dividends paid/provided for during the year	(1.7)	(1.8)	(5.2)
Outside equity interests disposed/acquired during the year	3.2	2.2	-
Retained profits at the end of the financial year	10.9	6.8	3.6
Total Outside Equity Interests	**10.8**	**13.7**	**19.8**

11. Cash Assets

$ in millions	Consolidated 2003	2002	2001	The Company 2003	2002	2001
Cash on hand	0.6	0.2	0.6	-	-	0.1
Cash at bank	60.8	72.0	115.7	1.4	4.2	21.0
Short-term deposits	224.6	186.3	194.6	-	-	7.2
	286.0	258.5	310.9	1.4	4.2	28.3
Restricted deposits	13.8	18.4	27.0	-	-	-
Total Cash Assets	**299.8**	**276.9**	**337.9**	**1.4**	**4.2**	**28.3**

Restricted deposits represent cash set aside to cover the provisions established to address any remaining liability of members of the Group for claims arising with respect to the Accufix Pacing Lead.

12. Receivables

$ in millions	Consolidated 2003	Consolidated 2002	Consolidated 2001	The Company 2003	The Company 2002	The Company 2001
Current						
Trade debtors	218.2	264.8	597.4	16.2	11.6	154.4
Less provision for doubtful debts	6.9	17.5	33.1	0.3	0.4	4.4
Less provision for rebates, allowances and warranty claims	13.8	14.8	41.2	1.8	1.6	9.7
	197.5	232.5	523.1	14.1	9.6	140.3
Amounts owing by South Pacific Tyres partnership	7.6	-	-	7.2	-	-
Amounts owing by wholly owned controlled entities	-	-	-	1,458.9	1,488.3	2,684.9
Less provision for doubtful debts	-	-	-	698.0	691.4	707.9
Other amounts receivable	57.3	61.2	120.7	13.9	14.5	29.7
Total Current	**262.4**	**293.7**	**643.8**	**796.1**	**821.0**	**2,147.0**
Non-Current						
Interest bearing amount owing by South Pacific Tyres partnership	55.1	59.4	25.8	-	27.6	25.8
Amounts owing by other related parties	-	0.2	4.0	-	0.2	4.0
Interest bearing amount owing by external entities	-	2.5	33.7	-	1.3	33.7
Other amounts receivable	2.4	6.8	28.5	1.2	4.3	20.6
Less provision for doubtful debts	0.5	2.2	-	-	-	-
Total Non Current	**57.0**	**66.7**	**92.0**	**1.2**	**33.4**	**84.1**
Total Receivables	**319.4**	**360.4**	**735.8**	**797.3**	**854.4**	**2,231.1**
Included in other amounts receivable are:						
(i) Loans to employees in relation to the employee share plan						
- current	-	0.7	1.0	-	0.7	1.0
- non-current	1.2	3.6	7.6	1.2	3.6	7.6
(ii) Loans to Executive Directors of Ansell Limited and Executives who are Directors of certain controlled entities secured under the Ansell Housing Scheme repayable at a future date at concessional interest rates						
- non-current	-	0.2	0.4	-	0.2	0.4
Repayments received	0.2	0.2	0.2	0.2	0.2	0.2

The reconciliations of provision for doubtful debts - trade are presented below:

$ in millions	Consolidated 2003	Consolidated 2002	Consolidated 2001	The Company 2003	The Company 2002	The Company 2001
Balance at the beginning of the financial year	17.5	33.1	33.5	0.4	4.4	6.0
Acquisitions/(disposals) of entities	-	(8.2)	(8.4)	-	(4.8)	-
Amounts charged/(released) to profit/(loss) from operating activities	(2.5)	(2.9)	7.9	0.1	1.0	(0.1)
Amounts utilised for intended purposes	(7.4)	(4.0)	(2.1)	(0.2)	(0.2)	(1.5)
Net foreign currency differences on translation of self-sustaining operations	(0.7)	(0.5)	2.2	-	-	-
Balance at the end of the financial year	**6.9**	**17.5**	**33.1**	**0.3**	**0.4**	**4.4**

13. Inventories

$ in millions	Consolidated 2003	Consolidated 2002	Consolidated 2001	The Company 2003	The Company 2002	The Company 2001
At Cost						
Raw materials	21.6	31.9	78.8	0.1	0.9	32.6
Work in progress	13.1	17.0	32.9	-	-	9.7
Finished goods	137.2	181.1	592.7	12.4	12.8	128.2
Other stock	5.5	5.1	6.6	-	-	2.6
Total Inventory at Cost	**177.4**	**235.1**	**711.0**	**12.5**	**13.7**	**173.1**
Net Realisable Value						
Raw materials	-	-	6.0	-	-	2.4
Work in progress	-	-	1.6	-	-	-
Finished goods	10.5	-	69.9	-	-	30.4
Other stock	-	-	5.8	-	-	-
Total Inventory at Net Realisable Value	**10.5**	**-**	**83.3**	**-**	**-**	**32.8**
Total Inventories	**187.9**	**235.1**	**794.3**	**12.5**	**13.7**	**205.9**

Notes to the Financial Statements

14. Other Financial Assets (Investments)

$ in millions	Notes	Consolidated 2003	Consolidated 2002	Consolidated 2001	The Company 2003	The Company 2002	The Company 2001
(a) Shares in Controlled Entities and Other financial assets							
Controlled entities							
Not quoted on a prescribed stock exchange:							
At cost [1]		-	-	-	2,184.0	2,246.7	2,442.8
Less Provision for diminution in value		-	-	-	699.5	699.5	618.7
Other financial assets							
Quoted on a prescribed stock exchange:							
At cost		-	9.3	71.6	-	-	-
At market value		3.1	-	-	-	-	-
Not quoted on a prescribed stock exchange:							
At cost		-	-	5.3	-	-	2.2
South Pacific Tyres N.Z. Ltd		21.9	20.1	18.7	-	-	-
Investment in Partnerships							
South Pacific Tyres		116.4	116.4	116.4	-	-	-
Total Other Financial Assets		**141.4**	**145.8**	**212.0**	**1,484.5**	**1,547.2**	**1,826.3**
(b) Investments accounted for using the equity method							
Shares in Unlisted Associated Companies							
Equity Accounted	38	-	13.3	14.6	-	-	-
Cost		-	-	-	-	0.2	0.2
Total Investments accounted for using the equity method		-	**13.3**	**14.6**	-	**0.2**	**0.2**

[1] The Directors have adopted the cost basis of valuation in accordance with AASB 1041 'Revaluation of Non-Current Assets'.

15. Property, plant and equipment

$ in millions	Consolidated 2003	Consolidated 2002	Consolidated 2001	The Company 2003	The Company 2002	The Company 2001
(a) Freehold Land						
At cost	13.4	16.3	43.3	-	-	9.7
(b) Freehold Buildings						
At cost	39.8	45.6	114.4	-	-	20.0
Less provision for depreciation	11.9	7.6	16.7	-	-	1.2
	27.9	**38.0**	**97.7**	-	-	**18.8**
(c) Leasehold Land and Buildings						
At cost	53.4	62.6	99.1	-	-	6.3
Less provision for amortisation	11.1	12.1	25.9	-	-	3.2
	42.3	**50.5**	**73.2**	-	-	**3.1**
(d) Plant and Equipment						
At cost	436.3	502.5	979.2	1.4	2.4	179.1
Less provision for depreciation	266.1	286.7	555.3	1.1	2.0	115.8
	170.2	**215.8**	**423.9**	**0.3**	**0.4**	**63.3**
(e) Buildings and Plant under construction						
At cost	9.1	11.9	31.8	-	-	4.0
Total property, plant and equipment	**262.9**	**332.5**	**669.9**	**0.3**	**0.4**	**98.9**

In accordance with the consolidated entity's policy of obtaining an independent valuation of land and buildings every three years, an independent valuation was carried out as at 31 December 2000 by CB Richard Ellis (Victoria) Pty Ltd. This valuation was on the basis of Fair Value - Existing Use, subject to continued occupation by the operating entity or, where this was not the case, Fair Value - Alternative Use. With respect to land and buildings owned as at 30 June 2003 and 30 June 2002, this resulted in a valuation of land of $40,127,553 (the Company: Nil) and a valuation of buildings of $85,605,413 (the Company: Nil).

As land and buildings are recorded at cost, the valuation has not been brought to account.

35

15. Property, plant and equipment (continued)

Reconciliations

Reconciliations of the balances for each class of property, plant and equipment are set out below:

	Consolidated			The Company		
$ in millions	**2003**	**2002**	**2001**	**2003**	**2002**	**2001**
Freehold Land						
Balance at the beginning of the financial year	16.3	43.3	37.7	-	9.7	4.5
Additions	-	-	1.0	-	-	1.0
Additions through entities acquired	-	-	4.7	-	-	4.7
Disposal of entities	-	(20.8)	-	-	(8.1)	-
Disposals/Write-downs	(0.6)	(4.6)	(0.5)	-	(1.6)	(0.5)
Transfers (to)/from related companies	-	-	-	-	-	-
Transfer from capital works in progress	-	-	-	-	-	-
Net foreign currency differences on translation of self-sustaining operations	(2.3)	(1.6)	0.4	-	-	-
Balance at the end of the financial year	13.4	16.3	43.3	-	-	9.7
Freehold Buildings						
Balance at the beginning of the financial year	38.0	97.7	85.5	-	18.8	10.9
Additions	0.1	0.3	0.2	-	-	-
Additions through entities acquired	-	-	8.2	-	-	8.2
Disposal of entities	-	(33.3)	(0.1)	-	(14.9)	-
Disposals/Write-downs	(3.4)	(19.4)	(0.7)	-	(3.0)	-
Transfers (to)/from related companies	-	-	-	-	-	0.1
Transfer from capital works in progress	0.1	-	2.9	-	-	-
Depreciation	(1.8)	(3.9)	(4.8)	-	(0.9)	(0.4)
Net foreign currency differences on translation of self-sustaining operations	(5.1)	(3.4)	6.5	-	-	-
Balance at the end of the financial year	27.9	38.0	97.7	-	-	18.8
Leasehold Land and Buildings						
Balance at the beginning of the financial year	50.5	73.2	72.1	-	3.1	4.1
Additions	0.8	1.1	1.6	-	0.1	0.2
Additions through entities acquired	-	1.9	0.2	-	-	0.2
Disposal of entities	-	(14.8)	(8.8)	-	(2.7)	(0.3)
Disposals/Write-downs	-	(2.7)	(0.4)	-	(1.6)	(0.4)
Transfers (to)/from related companies	-	-	-	-	-	-
Transfers from capital works in progress	0.2	1.4	0.2	-	1.3	-
Transfers from fixed assets	-	-	-	-	-	-
Amortisation	(1.7)	(2.8)	(5.1)	-	(0.2)	(0.7)
Net foreign currency differences on translation of self-sustaining operations	(7.5)	(6.8)	13.4	-	-	-
Balance at the end of the financial year	42.3	50.5	73.2	-	-	3.1
Plant and Equipment						
Balance at the beginning of the financial year	215.8	423.9	432.9	0.4	63.3	71.0
Additions	5.4	11.4	37.6	0.2	4.6	9.0
Additions through entities acquired	-	3.4	11.1	-	-	9.6
Disposal of entities	-	(104.4)	(34.5)	-	(48.8)	(3.3)
Disposals/Write-downs	(3.7)	(74.4)	(20.3)	(0.2)	(13.1)	(12.4)
Transfers (to)/from related companies	-	-	-	-	-	1.4
Transfers from capital works in progress	9.5	30.5	36.6	-	1.4	4.3
Depreciation	(27.7)	(46.4)	(85.4)	(0.1)	(7.0)	(16.3)
Net foreign currency differences on translation of self-sustaining operations	(29.1)	(28.2)	45.9	-	-	-
Balance at the end of the financial year	170.2	215.8	423.9	0.3	0.4	63.3

15. Property, plant and equipment (continued)

$ in millions	Consolidated 2003	2002	2001	The Company 2003	2002	2001
Buildings and Plant under construction						
Balance at the beginning of the financial year	11.9	31.8	30.0	-	4.0	2.5
Additions	9.1	21.5	35.6	-	3.0	6.2
Additions through entities acquired	-	-	0.4	-	-	0.4
Disposal of entities	-	(7.0)	(0.1)	-	(3.8)	-
Disposals/Write-downs	-	(0.4)	(0.5)	-	(0.5)	(0.4)
Transfers (to)/from related companies	-	-	-	-	-	(0.4)
Transfers to the statement of financial performance	-	-	(0.3)	-	-	-
Transfers to property, plant & equipment	(9.8)	(31.9)	(39.7)	-	(2.7)	(4.3)
Net foreign currency differences on translation of self-sustaining operations	(2.1)	(2.1)	6.4	-	-	-
Balance at the end of the financial year	9.1	11.9	31.8	-	-	4.0

16. Intangible Assets

$ in millions	Consolidated 2003	2002	2001	The Company 2003	2002	2001
Brand Names						
At cost	121.2	142.5	217.5	-	-	7.3
Goodwill						
Directors' valuation 30/06/1996	-	-	4.0	-	-	-
	-	-	4.0	-	-	-
Less provision for amortisation	-	-	2.0	-	-	-
	-	-	2.0	-	-	-
At cost	385.6	445.9	536.8	-	-	8.4
Less provision for amortisation	182.3	185.2	199.8	-	-	5.0
	203.3	260.7	337.0	-	-	3.4
Total Goodwill	203.3	260.7	339.0	-	-	3.4
Total Intangibles	324.5	403.2	556.5	-	-	10.7

17. Deferred Tax Assets

$ in millions	Consolidated 2003	2002	2001	The Company 2003	2002	2001
Future income tax benefit arising from:						
Accumulated timing differences	26.0	32.2	75.4	-	-	32.2
Accumulated tax losses	6.0	17.5	31.4	-	-	-
	32.0	49.7	106.8	-	-	32.2

The Group has unrecognised capital tax losses relating to controlled entities of $267.9 million (2002 - $331.3 million; 2001 - $242.5 million). Future income tax benefits of $380.4 million (2002 - $393.6 million; 2001 - $461.8 million) relating to trading tax losses of controlled entities have not been recognised in the financial statements.

The benefit of those trading losses will only be obtained if:
(a) the relevant company derives future assessable income of a nature and an amount sufficient to enable the benefit to be realised, or the benefit can be utilised by another company in the consolidated entity; and
(b) the relevant company and/or the consolidated entity continues to comply with the conditions for deductibility imposed by the law; and
(c) no changes in tax legislation adversely affect the relevant company and/or consolidated entity in realising the benefit.

The tax effect of temporary differences that give rise to significant portions of the future income tax benefit are presented below:

$ in millions	Consolidated 2003	2002	2001
Trading stock tax adjustments	4.9	4.0	13.0
Depreciation on plant adjustments	-	-	1.5
Provisions	18.1	21.4	82.2
Accruals	2.3	3.0	(1.0)
Unrealised foreign exchange losses	-	0.5	0.2
Accumulated tax losses	6.0	17.5	31.4
Other	0.7	3.3	(20.5)
Total temporary differences	32.0	49.7	106.8

18. Payables

$ in millions	Consolidated 2003	2002	2001	The Company 2003	2002	2001
Current						
Amounts owing to wholly owned controlled entities	-	-	-	595.4	739.1	1,623.3
Trade creditors	130.1	166.6	363.2	4.5	8.1	77.9
Bills payable	-	-	6.6	-	-	1.5
Other creditors	24.3	26.1	51.1	10.8	13.8	20.2
Total Current	**154.4**	**192.7**	**420.9**	**610.7**	**761.0**	**1,722.9**
Non-Current						
Trade creditors	-	-	0.3	-	-	0.1
Other creditors	3.2	3.7	4.8	-	-	0.2
Total Non-Current	**3.2**	**3.7**	**5.1**	**-**	**-**	**0.3**
Total Payables	**157.6**	**196.4**	**426.0**	**610.7**	**761.0**	**1,723.2**

19. Interest Bearing Liabilities

$ in Millions	Consolidated 2003	2002	2001	The Company 2003	2002	2001
Current						
Bank overdrafts	2.6	14.6	9.5	-	0.9	1.0
Bank loans repayable in:						
Canadian dollars	5.6	5.8	6.5	-	-	-
Euro dollars	-	14.9	16.7	-	-	-
Malaysian ringgits	9.2	5.8	-	-	-	-
Other currencies	0.6	0.7	1.6	-	-	-
Other loans repayable in:						
Australian dollars	-	-	578.1	-	-	578.3
Euro dollars	-	-	15.7	-	-	15.7
Sterling Pounds	-	16.2	-	-	16.2	-
U.S. dollars	133.8	49.6	120.7	133.8	49.6	120.7
Total Current	**151.8**	**107.6**	**748.8**	**133.8**	**66.7**	**715.7**
Non-Current						
Bank loans repayable in:						
Other currencies	-	0.2	0.5	-	-	-
Other loans repayable in:						
Australian dollars	116.0	116.0	346.8	116.0	116.0	346.9
Euro dollars	-	34.0	16.7	-	34.0	16.7
Sterling Pounds	-	-	16.7	-	-	16.7
U.S. dollars	204.0	366.3	481.2	204.0	366.3	481.2
Total Non-Current	**320.0**	**516.5**	**861.9**	**320.0**	**516.3**	**861.5**
Total Interest Bearing Liabilities	**471.8**	**624.1**	**1,610.7**	**453.8**	**583.0**	**1,577.2**

At 30 June 2003 bank overdraft and other loans totalling $1.7 million (2002: $2.4 million, 2001: $3.8 million) were secured, principally against Group property, plant and equipment having carrying values slightly in excess of the secured amounts payable. These security arrangements relate to acquired controlled entities and were in place prior to the companies concerned becoming part of the Ansell Limited Group.

The Group established a 3-year US$100 million revolving credit bank facility in January, 2002. This facility can be accessed by the parent company and certain USA subsidiaries. No amounts have been drawn down under this facility at 30 June 2003 (June 2002: nil).

19. Interest Bearing Liabilities (continued)

The following table sets out detail in respect of the major components of Interest Bearing Liabilities at 30 June, 2003.

Nature of Borrowing	Amount $m	Interest Rate % p.a.	Maturity Date
Bank Overdrafts			
Indian rupees	0.6	9.00	At Call
United States dollars	1.8	1.90	At Call
Other currencies	0.2	Various	At Call
Total Bank Overdrafts	2.6		
Bank Loans			
Current			
Canadian dollars	5.6	4.69	2004
Malaysian ringgits	9.2	3.00	2004
Other currencies	0.6	6.27	2004
Total Bank Loans	15.4		
Other Loans			
Current			
United States dollars	133.8	2.41	2004
	133.8		
Non-Current			
Australian dollars	50.0	5.53	2005
Australian dollars	50.0	5.84	2007
Australian dollars	16.0	7.04	2007
United States dollars	133.4	4.79	2005
United States dollars	30.0	2.19	2006
United States dollars	27.1	1.66	2007
United States dollars	13.5	1.97	2010
	320.0		
Total Other Loans	453.8		
Total Interest Bearing Liabilities	471.8		

Maturity Schedule	
Term to maturity:	
Within one year	151.8
One to two years	183.4
Two to three years	30.0
Three to four years	93.1
Four to five years	-
Greater than five years	13.5
Total	471.8

$ In Millions	Consolidated 2003	Consolidated 2002	Consolidated 2001	The Company 2003	The Company 2002	The Company 2001
Net Interest Bearing Debt						
Cash at bank and short-term deposits (net of restricted deposits)	285.4	258.3	310.3	1.4	4.2	28.2
Current borrowings	151.8	107.6	748.8	133.8	66.7	715.7
Current bills payable	-	-	6.6	-	-	1.5
Non-current borrowings	320.0	516.5	861.9	320.0	516.3	861.5
Net Interest bearing debt	186.4	365.8	1,307.0	452.4	578.8	1,550.5

39

20. Provisions

$ in Millions	Consolidated 2003	2002	2001	The Company 2003	2002	2001
Current						
Provision for employee entitlements	17.7	25.2	80.3	3.0	3.4	31.4
Provision for contingencies	4.8	2.8	3.2	-	-	-
Provision for rationalisation and restructuring costs	13.5	30.0	111.9	2.9	4.5	47.3
Provision for Accufix Pacing Lead related expenses	14.5	18.6	11.5	-	-	6.5
Provision for claims	7.0	8.8	10.9	-	-	-
Provision for dividend	-	-	46.6	-	-	46.6
	57.5	85.4	264.4	5.9	7.9	131.8
Provision for income tax	3.1	1.9	10.5	-	-	-
Total Current	**60.6**	**87.3**	**274.9**	**5.9**	**7.9**	**131.8**
Non-Current						
Provision for employee entitlements	21.7	23.3	37.1	0.4	0.4	4.8
Provision for Accufix Pacing Lead related expenses	-	-	17.8	-	-	-
	21.7	23.3	54.9	0.4	0.4	4.8
Provision for deferred income tax	21.5	24.4	22.1	-	-	-
Total Non-Current	**43.2**	**47.7**	**77.0**	**0.4**	**0.4**	**4.8**
Total Provisions	**103.8**	**135.0**	**351.9**	**6.3**	**8.3**	**136.6**

The reconciliations of provisions are set out below:

$ in Millions	Consolidated 2003	2002	2001	The Company 2003	2002	2001
Provision for contingencies						
Balance at the beginning of the financial year	2.8	3.2	2.7	-	-	-
Amounts charged to profit after tax from operating activities	2.4	-	-	-	-	-
Net foreign currency differences on translation of self-sustaining operations	(0.4)	(0.4)	0.5	-	-	-
Balance at the end of the financial year	4.8	2.8	3.2	-	-	-
Provision for rationalisation and restructuring						
Balance at the beginning of the financial year	30.0	111.9	169.1	4.5	47.3	66.2
Acquisitions/(disposals) of entities	-	(11.5)	-	-	(11.5)	-
Amounts charged/(released) to profit/(loss) from operating activities	10.1	20.3	61.0	2.9	(0.3)	(1.3)
Amounts utilised for intended purposes	(25.7)	(88.0)	(126.8)	(4.5)	(31.0)	(17.6)
Net foreign currency differences on translation of self-sustaining operations	(0.9)	(2.7)	8.6	-	-	-
Balance at the end of the financial year	**13.5**	**30.0**	**111.9**	**2.9**	**4.5**	**47.3**
Provision for Accufix Pacing Lead related expenses						
Balance at the beginning of the financial year	18.6	29.3	21.9	-	6.5	0.7
Amounts utilised for intended purposes	(2.7)	(10.7)	(24.3)	-	-	(1.8)
Transfer to controlled entities	-	-	-	-	(6.5)	-
Amounts refunded by Court/recovered from Insurers	-	1.5	29.0	-	-	7.6
Net foreign currency differences on translation of self-sustaining operations	(1.4)	(1.5)	2.7	-	-	-
Balance at the end of the financial year	**14.5**	**18.6**	**29.3**	**-**	**-**	**6.5**
Provision for claims (Captive Insurance Company)						
Balance at the beginning of the financial year	8.8	10.9	14.0	-	-	-
Amounts utilised for intended purposes	(1.8)	(2.1)	(3.1)	-	-	-
Balance at the end of the financial year	**7.0**	**8.8**	**10.9**	**-**	**-**	**-**

The tax effect of temporary differences that give rise to significant portions of the provision for deferred income tax are presented below:

$ in Millions	Consolidated 2003	2002	2001
Trading Stock tax adjustments	-	-	0.4
Depreciation on plant adjustments	9.3	4.1	1.4
Provisions	-	-	(1.4)
Accruals	-	-	(1.1)
Unrealised foreign exchange gains	-	-	0.9
Other	12.2	20.3	21.9
Total	**21.5**	**24.4**	**22.1**

20. Provisions (continued)

The present values of employee entitlements not expected to be settled within twelve months of balance date have been calculated using the following weighted averages:

Employee Entitlements	Consolidated 2003	2002	2001	The Company 2003	2002	2001
Assumed rate of increase in wage and salary rates	3.4%	4.0%	3.0%	3.4%	4.0%	3.0%
Discount rate	1.7%	2.3%	3.0%	1.7%	2.3%	3.0%
Settlement term (years)	10-15	10-15	10-15	10-15	10-15	10-15
Number of employees at year end	12,013	12,160	23,482	87	104	4,222

21. Other Liabilities

$ in Millions	Consolidated 2003	2002	2001	The Company 2003	2002	2001
Current						
Deferred income	1.1	1.2	3.6	0.2	-	0.4
Amounts due under contractual arrangements	-	-	1.6	-	-	1.4
Total Current	**1.1**	**1.2**	**5.2**	**0.2**	**-**	**1.8**
Non-Current						
Amounts due under contractual arrangements	-	-	16.2	-	-	16.2
Total Non-Current	**-**	**-**	**16.2**	**-**	**-**	**16.2**
Total Other Liabilities	**1.1**	**1.2**	**21.4**	**0.2**	**-**	**18.0**

22. Dissection of Liabilities

$ in Millions	Consolidated 2003	2002	2001	The Company 2003	2002	2001
Secured						
Bank overdrafts and other loans	1.1	1.5	2.2	-	-	-
Bank loans	0.6	0.9	1.6	-	-	-
Unsecured						
Amounts owing to wholly owned controlled entities	-	-	-	595.4	739.1	1,623.3
Bank overdrafts	1.5	13.1	7.3	-	0.9	1.0
Bank loans	14.8	26.5	23.7	-	-	-
Other loans	453.8	582.1	1,575.9	453.8	582.1	1,576.2
Trade creditors	130.1	166.6	363.5	4.5	8.1	78.0
Bills payable	-	-	6.6	-	-	1.5
Other creditors	27.5	29.8	55.9	10.8	13.8	20.4
Provisions (as per Note 20)	103.8	135.0	351.9	6.3	8.3	136.6
Other liabilities (as per Note 21)	1.1	1.2	21.4	0.2	-	18.0
Total Unsecured Liabilities	732.6	954.3	2,406.2	1,071.0	1,352.3	3,455.0
Total Liabilities	**734.3**	**956.7**	**2,410.0**	**1,071.0**	**1,352.3**	**3,455.0**

23. Expenditure Commitments

$ in Millions	Consolidated 2003	2002	2001	The Company 2003	2002	2001
(a) Capital expenditure commitments						
Contracted but not provided for in the financial statements:						
Land and buildings	-	-	0.1	-	-	-
Plant and equipment	0.2	0.2	2.6	-	-	0.4
	0.2	0.2	2.7	-	-	0.4
Payable within one year	0.2	0.2	2.7	-	-	0.4
(b) Operating Lease Commitments						
Future operating lease commitments not provided for in the financial statements and payable:						
Within one year	14.0	11.0	38.0	5.4	5.5	16.2
One year or later and no later than five years	33.3	29.1	90.7	11.5	13.5	39.2
Later than five years	11.1	15.6	28.3	2.4	3.6	16.2
	58.4	**55.7**	**157.0**	**19.3**	**22.6**	**71.6**

The Group leases property under operating leases expiring from one to twenty years. Leases generally provide the Group with a right of renewal at which time all terms are renegotiated. Lease payments comprise a base amount plus an incremental contingent rental. Contingent rentals are based on either movements in the Consumer Price Index or operating criteria.

KPMG MELBOURNE Made for identification Purposes Only

41

Notes to the Financial Statements

24. Superannuation

Ansell Limited and certain controlled entities contribute to certain defined benefit and accumulation Superannuation Funds maintained to provide superannuation benefits for employees. A total of 14 Superannuation Funds have been established worldwide.

The major defined benefit funds are listed below. Where applicable, amounts shown have been proportionately determined and are based on values extracted from the most recent financial report of the Fund. In respect of these funds, employer contributions are based on the advice of the plan's actuary.

$ in millions	The Company 2003 [1]	2002 [1]
Pacific Dunlop Superannuation Fund [2]		
Net assets	41.3	41.3
Accrued benefits	26.7	26.7
Excess	14.6	14.6
Vested benefits	26.3	26.3

Country	Australia
Benefit type	Defined benefit/ Accumulation
Basis of contribution	Balance of cost/ Defined Contribution
Date of last actuarial valuation	01/07/2002
Actuary	Mercer Human Resource Consulting Pty. Ltd.

[1] Plan net assets, accrued benefits and vested benefits have been calculated at 30 June 2002, being the date of the most recent financial statements of the plan. Accrued benefits are based on an actuarial valuation undertaken at 1 July 2002.
[2] The values shown reflect amounts in respect of Ansell Limited employees only. Employees of South Pacific Tyres are also members of the fund. Prior year comparatives have been adjusted accordingly.

$ in millions	Consolidated 2003	2002	2001
Ansell Cash Balance Pension Plan			
Net assets	29.2	44.7	53.9
Accrued benefits	46.6	54.9	60.2
Excess/(Deficiency)	(17.4)	(10.2)	(6.3)
Vested benefits	45.3	53.2	58.3
Country	USA		
Benefit type	Defined Benefit		
Basis of contribution	Statutory Funding Requirements		
Date of last actuarial valuation	31/03/2003		
Actuary	Retirement Plan Actuaries, Inc		
Ansell Healthcare Products Inc. Union Retirement Plan			
Net assets	6.7	9.9	11.5
Accrued benefits	12.3	11.8	13.4
Excess/(Deficiency)	(5.6)	(1.9)	(1.9)
Vested benefits	12.3	11.8	12.8
Country	USA		
Benefit type	Defined Benefit		
Basis of contribution	Statutory Funding Requirements		
Date of last actuarial valuation	31/03/2003		
Actuary	Retirement Plan Actuaries, Inc		

The Company and the controlled entities are obliged to contribute to the Superannuation Funds as a consequence of legislation or Trust Deeds; legal enforceability is dependent on the terms of the legislation or the Trust Deeds.

The directors, based on the advice of the trustees of the funds, are not aware of any changes in circumstances since the date of the most recent financial statements of the funds which would have a material impact on the overall financial position of the funds.

Definitions

Balance of cost:	The consolidated entity's contribution is assessed by the actuary by taking into account the members' contribution and the values of the assets.
Defined contribution:	The consolidated entity's contribution is set out in the appropriate fund rules, usually as a fixed percentage of salary.
Accrued benefits:	The present value of benefits which the fund is presently obliged to transfer in the future to members and beneficiaries as a result of membership of the fund to the calculation date.
Vested benefits:	Benefits which are not conditional upon the continued membership of the respective fund or any factor other than resignation from the fund.

Details of contributions paid to the funds are as follows:

$ in Millions	Consolidated 2003	2002	2001	The Company 2003	2002	2001
Contributions to defined benefit funds during the year	10.7	3.2	6.9	-	3.2	4.0
Contributions to accumulation funds during the year	1.5	0.8	4.0	-	-	0.7

25. Ownership-Based Remuneration Schemes

Executive and Employee Share Plans

The Company has operated two share plans for employees and Directors of the consolidated entity:
- the Pacific Dunlop Executive Share Plan ("Executive Plan"), and
- the Pacific Dunlop Employee Share Plan ("Employee Plan").

No issue of shares has been made under either Plan since February 1994 and the Board determined during 1996 that no further issues of shares will be made under the Executive Plan.

The employee plan permits full time and part time employees, who have completed three or more years continuous service within the consolidated entity and who do not participate in the Executive Plan to acquire 20 ordinary shares in the capital of the Company for each completed year of service. The shares are issued at market value as at the date of issue, payable as to 50 cents per share by the employee, the balance financed by an interest free loan from the Company repayable, at latest, on cessation of employment. The shares are not transferable while a loan remains outstanding, but carry a voting right and an entitlement to dividends (although dividends are applied in reduction of the loan). Invitations are made under the Employee Plan from time to time. As at reporting date no offer to employees was outstanding. The aggregate number of Employee Plan Shares on issue may not exceed 5% of the total issued capital of the Company.

As stated above, the Executive Plan is no longer available for new issues. Shares issued under that Plan to selected employees ("Executives") were paid up to 5 cents and were subject to restrictions for a determined period (for the 1993/1994 issue- 8 1/4 years). While partly paid, the shares are not transferable, carry no voting right and no entitlement to dividends (but are entitled to participate in bonus or rights issues as if fully paid). The price payable for shares issued under the Executive Plan varies according to the event giving rise to a call being made. Market price at the date of the call is payable if an Executive ceases employment within the consolidated entity (other than for death, retrenchment or retirement) prior to expiration of the restriction period. Once restrictions cease the price payable upon a call being made will be the lesser of $10.00 ($2.50 for issues prior to 13 September 1991) and the last sale price of the Company's ordinary shares on Australian Stock Exchange Limited. The aggregate number of Executive Plan Shares on issue could not exceed 5% of the total issued capital of the Company.

The Company's accounting policy in respect of the Employee Plan is to recognise the paid up capital upon allotment and the receivable created by the loan to employees to acquire the shares. In respect of the Executive Plan, no amount was recognised upon issue, apart from the capital paid up on the shares, as the amount of the call payable was not quantifiable at the time of issue. Once a call had been made upon the shares and paid, the Company recognised the increase in paid up capital. The number of Employee Share Plan Shares and the number of Executive Plan Shares (ordinary plan shares paid to five cents) as at balance date are shown in Note 5. A loss of $ 13,288 pre-tax in respect of the Employee Share Plan was recognised in the Company and the consolidated financial statements for 2003 (2002 - $535,381 pre-tax; 2001 - $312,980 pre tax).

The market price of the Company's shares as at 30 June 2003 was $5.86.

Options - Generally

At the date of this report 1,300,000 unissued ordinary shares in the Company remain under option. During the year ended 30 June 2003, 207,000 options expired being the last of the options issued under the Pacific Dunlop Executive Share Option Plan.

Ansell Limited Stock Incentive Plan

Shareholders at the 2002 Annual General Meeting approved a grant of options to the Managing Director pursuant to the Ansell Limited Stock Incentive Plan ('the Plan'). The options were granted in two equal tranches of 500,000 options with an exercise price of $6.32 and subject to certain performance hurdles that are tied to EBITA milestones for the Ansell Healthcare business. The performance hurdle in respect of the first tranche was achieved and these options may be exercised after 30 June 2004 and before 30 June 2006. If the performance hurdle for the second tranche is satisfied those options may be exercised after 30 June 2005 and before 30 June 2006.

During the year the Chief Financial Officer was granted 300,000 options in three equal tranches of 100,000 with an exercise price of $6.97 and subject to certain performance and service hurdles. The performance hurdles are aligned to increases in EBITA of the Ansell Healthcare business and the achievement of certain financial ratios for the 2002-2003 financial year in respect of the first tranche and for the years ending 30 June 2004 and 30 June 2005 for the second and third tranches. In respect of the first tranche the performance hurdles have been met and these options have vested and are exercisable after 30 June 2004.

During the year certain senior Group executives have been granted, in total, 437,500 Performance Share Rights ('PSR's') pursuant to the Plan. The award of a PSR by the Company under the Plan entitles the participant to receive one fully paid ordinary share in the Company at the end of a Performance Period. The number of PSR's that vest will be contingent on the degree to which performance measures and, as appropriate, service conditions established at the time of the grant are met.

Grants of PSR's to each executive comprise three equal tranches, each tranche subject to performance hurdles for vesting to occur. The hurdles applicable to the first tranche have been met and that tranche has vested.

25. Ownership-Based Remuneration Schemes (continued)

The shares issued in satisfaction of the vested rights are, in some circumstances, subject to restriction. The second and third tranches are subject to the achievement of performance hurdles in the 2003-2004 and 2004-2005 financial years respectively.

The Board determines the participants to whom PSR's are to be granted, the number of PSR's to be the subject of each grant, the performance measures or service periods used for determining whether the PSR's vest and the Performance Period during which each performance measure or service period will apply. No amount is payable by the participant upon the receipt of the grant or vesting of the PSR's.

26. Contingent Liabilities and Contingent Assets

Indemnities and Guarantees

Ansell Limited ('the Company') has previously entered into Deeds of Indemnity with each of the Directors of the Company and certain officers of controlled entities, in relation to liabilities that they may incur (other than to Group companies) as Directors of the Company and Directors and officers of certain controlled entities respectively, to the extent permitted by law and the Company's Constitution.

The Company has also guaranteed the performance of certain wholly-owned controlled entities which have negative shareholders' funds.

At this time, no liabilities the subject of any such indemnity or guarantee have been identified and, accordingly, it is not possible to quantify any financial obligation of the consolidated entity under these indemnities and of the Company pursuant to its guarantee.

Accufix Litigation

Claims have been made against certain Group Companies in a number of jurisdictions relating to the Accufix pacing leads manufactured by Accufix Research Institute, Inc. (formerly TPLC) ('ARI').

As at 30 June 2003, all lawsuits have been concluded with the exception of three lawsuits which remain outstanding in France in relation to the Accufix pacing leads: one involving 3 individual claimants, and two recently initiated actions one of which involves 8 claimants, the other involving only 1 claimant. In addition, claims may still be made by any of the 150 persons who opted out of the class settlement in the United States.

As at 30 June 2003, the balance of the provisions made for settlements (approximately $14.5 million) is considered adequate to address any remaining liability of members of the Ansell Group to claims made by individuals with respect to the manufacture of the Accufix pacing leads.

Latex Allergy Litigation

Proceedings have been brought against various Group Companies (the "Ansell Defendants") in the United States and Australia in relation to exposure to natural rubber latex gloves.

As at 30 June 2003, there were approximately 313 such cases pending against one or more of the Ansell Defendants. Ansell Limited is no longer a defendant in any cases in the United States.

The Australian Competition and Consumer Commission has instituted legal action against the Company alleging breaches of the Trade Practices Act relating to the labelling and packaging of natural rubber latex gloves. The Company is vigorously defending this litigation.

Business and Asset Sales

The Company and various Group Companies have, as part of the Group's asset and business sale program, provided warranties, indemnities and other undertakings and, in some instances, the Company has guaranteed the warranties, indemnities and other obligations of various Group Companies, to the purchasers of Group assets and businesses. At this time, it is not possible to quantify the potential financial impact of those warranties, indemnities, undertakings or guarantees upon the economic entity. From time to time, the Company has received notices from purchasers of its businesses pursuant to the relevant sale agreements.

Simplot Australia Pty Ltd has instituted proceedings against the Company and other Group Companies in the Supreme Court of Victoria in relation to the sale of the Edgell-Bird's Eye and Herbert Adams Bakeries businesses. The matter is scheduled to be heard in March 2004. The Company denies all of the allegations made against it and is continuing to strenuously defend the claim.

No other formal proceedings have been initiated and, accordingly, it is not possible at this time to quantify the potential financial impact on the Group.

Exide Corporation

US legal proceedings are continuing against entities in the Exide Group that have not filed for bankruptcy ('Non-Bankrupt Entities'), to recover amounts due to the Ansell Group in connection with the sale of the GNB business. These proceedings have been joined with the Exide Technologies bankruptcy case. The Ansell Group has opposed this joinder, and is seeking a motion to have the proceedings remitted to the Illinios State Court. The Ansell Group will continue to aggressively pursue recovery of the amounts owed by the Non-Bankrupt Entities, including the separation of these claims from Exide Technologies bankruptcy case.

27. Financial Instruments

Derivative Financial Instruments

The consolidated entity is involved in a range of derivative financial instruments, which can be defined in the following broad categories:

(i) Forward / Future Contracts
These transactions enable the consolidated entity to buy or sell specific amounts of foreign exchange, financial instruments or commodities at an agreed rate/price at a specified future date. Maturities of these contracts are principally between six months and two years.

(ii) Options
This is a contract between two parties, which gives the buyer of a put or call option the right, but not the obligation, to transact at a specified interest rate/exchange rate or commodity price at a future date, generally for a premium. Maturities of these contracts are principally between three months and two years.

(iii) Swaps
These agreements enable parties to swap interest rate (from or to a fixed or floating basis) or currency (from one currency to another currency) positions for a defined period of time. Maturities of the contracts are principally between two and five years.

Interest Rate Risk

The Company's exposure to interest rate risk and the effective weighted average interest rate for classes of financial assets and financial liabilities is set out below:

Net Financial Assets/(Liabilities)

$ in millions	Weighted Average Effective Interest Rate %	Floating	Interest rate Fixed Maturities 1 year or less	Interest rate Fixed Maturities 1 to 5 years	Over 5 years	Non Interest Bearing	Total
Financial Assets 2003							
Recognised							
Cash on hand and at bank	1.3%	61.4	-	-	-	-	61.4
Short-term deposits	3.9%	238.4	-	-	-	-	238.4
Receivables - trade	N/A	-	-	-	-	197.5	197.5
Receivables - other	5.4%	62.7	-	-	-	59.2	121.9
Investments	N/A	-	-	-	-	141.4	141.4
Total Financial Assets 2003		362.5	-	-	-	398.1	760.6
Financial Liabilities 2003							
Recognised							
Payables - trade	N/A	-	-	-	-	130.1	130.1
Payables - other	N/A	-	-	-	-	27.5	27.5
Bank overdraft	3.2%	1.3	-	-	-	1.3	2.6
Bank and other loans	6.4%	370.0	24.2	75.0	-	-	469.2
Provision for employee entitlements	N/A	-	-	-	-	39.4	39.4
Unrecognised							
Net interest rate swaps	2.5%	(319.4)	168.8	150.6	-	-	-
Total Financial Liabilities 2003		51.9	193.0	225.6	-	198.3	668.8
Net Financial Assets/(Liabilities) 2003		310.6	(193.0)	(225.6)	-	199.8	91.8
Financial Assets 2002							
Recognised							
Cash on hand and at bank	1.1%	72.2	-	-	-	-	72.2
Short-term deposits	3.3%	174.1	30.6	-	-	-	204.7
Receivables - trade	N/A	-	-	-	-	232.5	232.5
Receivables - other	2.6%	32.9	25.0	-	-	70.0	127.9
Investments (excl. associated companies)	N/A	-	-	-	-	145.8	145.8
Total Financial Assets 2002		279.2	55.6	-	-	448.3	783.1
Financial Liabilities 2002							
Recognised							
Payables - trade	N/A	-	-	-	-	166.6	166.6
Payables - other	N/A	-	-	-	-	29.8	29.8
Bank overdraft	3.3%	14.6	-	-	-	-	14.6
Bank and other loans	6.1%	466.0	20.8	122.7	-	-	609.5
Provision for employee entitlements	N/A	-	-	-	-	48.5	48.5
Unrecognised							
Net interest rate swaps	5.1%	(375.9)	-	375.9	-	-	-
Total Financial Liabilities 2002		104.7	20.8	498.6	-	244.9	869.0
Net Financial Assets/(Liabilities) 2002		174.5	34.8	(498.6)	-	203.4	(85.9)

Provisions, including amounts contained within income tax, deferred income tax, contingencies, rationalisation and restructure, Accufix Pacing Lead related expenses and insurance claims amounting to $64.4 million (2002 - $86.5 million) are not included within the table above as it is considered that they do not meet the definition of a financial instrument.

A separate analysis of debt by currency can be found at Note 19 - Interest Bearing Liabilities.

27. Financial Instruments (continued)

Credit Risk and Net Fair Value
Recognised Financial Instruments

(i) Credit Risk
The credit risk on financial assets, excluding investments, of the consolidated entity which have been recognised on the Statement of Financial Position, is the carrying amount, net of any provision for doubtful debts.

The consolidated entity minimises concentrations of credit risk by undertaking transactions with a large number of customers and counter parties in various countries.

The consolidated entity is not materially exposed to any individual overseas country or individual customer.

(ii) Net Fair Value
The Directors consider that the carrying amount of recognised financial assets and financial liabilities approximates their net fair value.

Refer to Note 1 for accounting policies in respect of the carrying values of financial assets and financial liabilities.

Unrecognised Financial Instruments

Credit risk on unrecognised derivative contracts is minimised as counterparties are recognised financial intermediaries with acceptable credit ratings determined by a recognised rating agency. It is not felt that there is a material exposure to any single counterparty or group of counterparties. The consolidated entity's exposure is almost entirely (over 99%) to banks.

The following table displays:

(i) Face Value
This is the contract's value upon which a market rate is applied to produce a gain or loss which becomes the settlement value of the derivative financial instrument.

(ii) Credit Risk
This is the maximum exposure to the consolidated entity in the event that all counterparties who have amounts outstanding to the consolidated entity under derivative financial instruments, fail to honour their side of the contracts. The consolidated entity's exposure is almost entirely to banks (see (v) below). Amounts owed by the consolidated entity under derivative financial instruments are not included.

(iii) Net Fair Value
This is the amount at which the instrument could be realised between willing parties in a normal market in other than a liquidation or forced sale environment. The net amount owed by / (owing to) financial institutions under all derivative financial instruments would have been ($11.1) million (2002 - ($23.8) million; 2001 - $5.9 million), if all contracts were closed out on 30 June 2003.

	Face Value			Credit Risk			Net Fair Value		
$ in millions	**2003**	**2002**	**2001**	**2003**	**2002**	**2001**	**2003**	**2002**	**2001**
Foreign Exchange Contracts									
Purchase/Sale Contracts:									
- U.S. dollars	112.0	329.7	1,231.7	0.3	1.6	22.0	(0.4)	(7.3)	17.6
- Australian dollars	47.5	49.4	237.2	1.8	-	-	1.8	-	-
- Other currencies	44.8	216.5	186.5	-	2.5	1.7	(0.9)	2.4	(1.5)
Cross Currency Swaps:									
- U.S. dollars	69.4	96.5	240.2	2.7	2.2	0.7	2.7	(1.5)	(16.5)
- Other currencies	-	16.5	35.2	-	-	5.8	-	(2.1)	5.8
Foreign Exchange Options									
Zero Cost Collar									
- Euro/U.S. dollars	103.5	-	-	0.8	-	-	(2.6)	-	-
Premium Paid (Put)									
- Euro/U.S. dollars	19.8	-	-	0.2	-	-	0.2	-	-
Interest Rate Contracts									
Interest Rate Swaps:									
- U.S. dollars	369.4	435.1	452.7	0.3	3.0	6.6	(10.9)	(14.5)	0.5
- Australian dollars	100.0	300.0	300.0	-	-	1.2	(1.0)	(0.8)	0.3
- Other currencies	-	17.5	16.7	-	-	-	-	-	(0.3)
Total	**866.4**	**1,461.2**	**2,700.2**	**6.1**	**9.3**	**38.0**	**(11.1)**	**(23.8)**	**5.9**

Notes to the Financial Statements

27. Financial Instruments (continued)

From time to time in the ordinary course of business, the consolidated entity enters into forward exchange contracts to hedge a proportion of anticipated purchase and sale commitments denominated in foreign currencies (principally US dollars). The amount of anticipated future purchases and sales is forecast in light of current market conditions and commitments from customers. Hedge contracts are used to cover the next available trading exposure until all contracts are fully utilised. Hedge cover generally does not exceed 3 months.

(iv) Market/Liquidity Risk

The consolidated entity seeks to reduce the risk of:

(a) being forced to exit derivative financial instrument positions at below their real worth; or
(b) finding it cannot exit the position at all, due to lack of liquidity in the market;

by:

(a) dealing only in liquid contracts dealt by many counterparties; and
(b) dealing only in large and highly liquid and stable international markets.

(v) Credit Risk by Maturity

The following table indicates the value of amounts owing by counterparties by maturity. Based on the Group policy of not having overnight exposures to an entity rated lower than A- by Standard & Poor's or A3 by Moody's Investors Service, it is felt the risk to the consolidated entity of the counterparty default loss is not material.

		Foreign Exchange Related Contracts			Interest Rate Contracts			Foreign Exchange Options			Total		
$ in millions		**2003**	**2002**	**2001**	**2003**	**2002**	**2001**	**2003**	**2002**	**2001**	**2003**	**2002**	**2001**
Term:	0 to 6 mths	2.1	4.1	27.0	0.3	-	1.2	0.4	-	-	2.8	4.1	28.2
	6 to 12 mths	-	-	2.5	-	-	-	0.6	-	-	0.6	-	2.5
	1 to 2 yrs	0.2	-	-	-	3.0	0.8	-	-	-	0.2	3.0	0.8
	2 to 5 yrs	2.5	2.2	-	-	-	5.8	-	-	-	2.5	2.2	5.8
	5 to 10 yrs	-	-	0.7	-	-	-	-	-	-	-	-	0.7
Total		4.8	6.3	30.2	0.3	3.0	7.8	1.0	-	-	6.1	9.3	38.0

(vi) Historical Rate Rollovers

It is the consolidated entity's policy not to engage in historical rate rollovers except in circumstances where the maturity date falls on a bank holiday. In these instances, settlement occurs on the next trading day.

(vii) Hedges and Anticipated Future Transactions

The following table shows the consolidated entity's deferred gains and (losses), both realised and unrealised, that are currently held on the Statement of Financial Position and the expected timing of recognition as revenue or expense:

	Interest Rate			Foreign Exchange		
$ in millions	**2003**	**2002**	**2001**	**2003**	**2002**	**2001**
Anticipated Exposures						
Less than 1 year	-	-	-	1.9	(0.5)	1.4
Realised Swaps Deferred						
Less than 1 year	0.4	0.1	(0.5)			
1 to 2 years	0.8	0.7	0.2			
2 to 5 years	0.9	2.2	(0.5)			
Greater than 5 years	-	-	1.6			

28. Directors' and Executives' remuneration

	Consolidated	The Company		
$ in Thousands	**2003(d) (h)**	**2003(d)**	**2002(c)**	**2001(c)**
Directors				
Aggregate remuneration paid or payable to Directors: (a)(e)				
Directors' fees and salaries of Ansell Limited Executive Directors	1,695	590	1,225	1,313
Performance-based bonuses	459	-	-	100
Other benefits (e)	900	76	111	2,791
Total remuneration of Directors of Ansell Limited	3,054	666	1,336	4,204

	Consolidated		
	2003	**2002**	**2001**
Consolidated remuneration of directors of all Group Companies	11,930	26,153	35,713

	Consolidated			The Company		
Executives	**2003(d)**	**2002(c)**	**2001(c)**	**2003(d)**	**2002(c)**	**2001(c)**
Aggregate remuneration of the fourteen Senior Executives: (a)(b)(e)(f)						
Salaries	5,644	3,788	4,322	423	1,688	3,253
Performance-based bonuses	1,421	2,023	3,128	111	1,631	100
Other benefits (e)	1,829	3,871	4,411	78	3,232	3,871
Total remuneration of Executives	8,894	9,682	11,861	612	6,551	7,224

47

Notes to the Financial Statements

28. Directors' and Executives' remuneration (continued)

The number of Directors and Senior Executives whose total remuneration fell within the following bands (a)(b)(e)(f).

		Executives						Directors			
		Consolidated			The Company			Consolidated	The Company		
Dollars		2003(d)	2002(c)	2001(c)	2003(d)	2002(c)	2001(c)	2003(d) (h)	2003(d)	2002(c)	2001(c)
0	10,000									1	
10,001	20,000							1	1	1	
20,001	30,000										2
40,001	50,000									3	
60,001	70,000							3	3	2	1
70,001	80,000										2
80,001	90,000									1	1
110,001	120,000							1	1		
120,001	130,000	1									
200,001	210,000			1			1				
210,001	220,000										1
230,001	240,000		1			1					
260,001	270,000										1
270,001	280,000	1			1						
280,001	290,000									1	
320,001	330,000			1			1				
330,001	340,000	1			1			1	1		
340,001	350,000	1									
370,001	380,000		1			1					
380,001	390,000			1			1				
420,001	430,000	1	2			2					
430,001	440,000(e)		1			1				1	
440,001	450,000			1			1				
460,001	470,000(e)			1			1				
490,001	500,000	1									
510,001	520,000		1								
520,001	530,000(e)		1	1		1	1				
540,001	550,000(e)		1								
550,001	560,000		1								
560,001	570,000			1			1				
570,001	580,000	1									
580,001	590,000	2									
590,001	600,000	1									
620,001	630,000	1									
680,001	690,000	1									
850,001	860,000	1									
920,001	930,000(e)			1			1				
950,001	960,000		1			1					
1,380,001	1,390,000			1							
1,510,001	1,520,000(g)		1							1	
1,530,001	1,540,000(e)		1			1					
1,640,001	1,650,000(e)		1			1					
2,380,001	2,390,000	1						1			
3,250,001	3,260,000			1							
3,380,001	3,390,000(e)			1			1				1
Total no. of Dir & Execs		14	13	11	2	9	9	7	6	11	9

(a) The above values for Directors and Executives include amounts actually paid to superannuation funds in respect of their retirement.

(b) Includes Executive Directors of the Company disclosed within the remuneration of Directors

(c) Any benefit arising from the grant of options to the Managing Director or other Executives which may subsequently be derived is not quantified and accordingly, has not been included in remuneration for the year

(d) Includes a value in respect of options and performance share rights granted to the Managing Director and other Executives in accordance with the Company's Stock Incentive Plan

(e) Includes retirement and/or statutory benefits paid to Directors and Executives.

(f) Executives for this disclosure include only those persons who, during the year, had the greatest authority for managing the group. These executives numbered up to fourteen at any one time in 2003, seven in 2002 and eleven in 2001. The disclosure includes twelve permanently overseas-based Executives whose total remuneration in 2003 was $8.3 million (four in 2002 - $3.1 million, two in 2001 - $4.6 million)

(g) Executive was appointed a Director on 30 April 2002. Includes total remuneration received for the full year

(h) The Managing Director and Chief Executive Officer resides in Red Bank, New Jersey and is remunerated by an overseas subsidiary

29. Service Agreements

The Company had agreements with each of the Non-executive Directors which provided for benefits upon termination. The full extent of the liabilities of the Company under these agreements has been undertaken either by the Company or by a superannuation fund of which the Company is employer sponsor. These agreements have been terminated as at 30 June 2003.

30. Notes to the Industry Segments Report

(a) Operating Revenue
The Operating Revenue of Discontinued Businesses represents the external sales to the date of disposal and the cash received/receivable from the sale of such businesses (net of disposal costs).

(b) Unallocated Revenue and Costs
Represents costs of Statutory Head Office, part of the costs of Ansell Healthcare's Corporate Head Office and non-sales revenue.

(c) Tax
June 2002 includes the write off of tax balances attributable to Australian operations of $15.2 million (US$7.9 million) and tax attributable to Discontinued Businesses.

(d) Cash
Cash also includes Accufix Pacing Leads restricted deposits.

(e) Inter-Segment Transactions
Significant inter-segment sales were made by Asia Pacific - $258.2 million (US$151.4 million) (2002 - $304.9 million; US$159.2 million; 2001 - $303.8 million) and America - $254.7million (US$149.4 million) (2002 - A$188.3 million; US$98.3 million; 2001 - $220.6 million). Inter-segment sales are predominantly made at the same prices as sales to major customers. Operating revenue is shown net of inter-segment values. Accordingly, the Operating revenues shown in each segment reflect only the external sales made by that segment.

(f) Industry Segments
The consolidated entity comprises the following main business segments:

- Occupational Healthcare - manufacture and sale of occupational health and safety gloves.
- Professional Healthcare - manufacture and sale of medical, surgical and examination gloves for hand barrier protection and infection control.
- Consumer Healthcare - manufacture and sale of condoms, household gloves and other personal products
- Discontinued Businesses - represents former Industry Segment businesses which have been sold or abandoned.

(g) Regions
The allocation of Operating Revenue and Operating Results reflect the geographical regions in which the products are sold to external customers. Assets Employed are allocated to the geographical regions in which the assets are located.

- Asia Pacific - manufacturing facilities in 4 countries and sales.
- Americas - manufacturing facilities in USA and Mexico and significant sales activity.
- Europe - principally a sales region with one manufacturing facility in the UK.

	2003 A$m	2002 A$m	2001 A$m	2003 US$m	2002 US$m
(h) Segment Capital Expenditure					
Occupational Healthcare	3.2	6.7	9.0	1.9	3.5
Professional Healthcare	8.6	12.7	7.7	5.0	6.6
Consumer Healthcare	3.4	1.5	4.4	2.0	0.8
Discontinued Businesses	-	12.0	38.8	-	6.3
(i) Region Capital Expenditure					
Asia Pacific	10.1	13.6	12.6	5.9	7.1
Americas	4.2	5.3	7.1	2.5	2.8
Europe	0.9	2.0	1.4	0.5	1.0
(j) Segment Depreciation					
Occupational Healthcare	11.0	15.7	16.7	6.5	8.2
Professional Healthcare	15.5	18.8	18.9	9.1	9.8
Consumer Healthcare	4.8	5.6	5.7	2.8	2.9
Discontinued Businesses	-	11.1	52.1	-	5.8
(k) Segment Other Non Cash Expenses (excluding Provision for Rationalisation and Write-down of Assets separately disclosed)					
Occupational Healthcare	8.3	8.9	7.9	4.9	4.6
Professional Healthcare	0.7	1.9	6.4	0.4	1.0
Consumer Healthcare	2.9	5.1	1.9	1.7	2.7
Discontinued Businesses	-	14.8	49.7	-	7.7

31. Notes to the Statements of Cash Flows

(a) Reconciliation of Net Cash Provided by Operating Activities to Net Profit/(Loss) after Income Tax

	Consolidated			The Company		
$ in Millions	**2003**	**2002**	**2001**	**2003**	**2002**	**2001**
Net profit/(loss) after income tax	52.5	(113.0)	(135.8)	164.8	71.6	(755.9)
Add/(less) non-cash items:						
Depreciation	29.5	50.3	90.2	0.1	7.9	16.7
Amortisation	27.0	32.0	49.6	-	0.5	5.8
Goodwill written off	-	-	-	-	-	5.7
Provision for doubtful debts - trade	(2.5)	(2.9)	7.9	0.1	1.0	0.1
Write off of FITB attributable to Australian tax losses	-	15.2	158.5	-	17.3	88.4
Provision for doubtful debts - wholly owned controlled entities	-	-	-	-	(16.3)	644.7
Write down of assets and investments in wholly owned controlled entities	6.1	75.2	97.7	-	96.6	240.3
Write down of property, plant and equipment	-	69.3	-	-	2.2	-
Share of net loss/(gain) of associate and joint venture entities	(0.3)	(1.9)	44.3	-	-	-
Add/(less) items classified as investing/financing activities:						
Interest revenue	(8.0)	(15.5)	(44.9)	(139.9)	(38.2)	(130.3)
Borrowing costs	37.8	70.2	144.3	36.1	67.0	129.5
Loss/(gain) on sale of investments, properties, plant and equipment	(5.6)	5.6	4.6	(6.4)	1.0	4.2
Loss/(gain) on sale of controlled entities and businesses[1]	-	(25.7)	(154.7)	(32.4)	(7.0)	(178.6)
Net cash provided by operating activities before change in assets and liabilities	136.5	158.8	261.7	22.4	203.6	70.6
Change in assets and liabilities net of effect from acquisitions and disposals of controlled entities and businesses:						
(Increase)/Decrease in debtors	34.5	(0.3)	(176.5)	(7.1)	(26.5)	(20.3)
(Increase)/Decrease in inventories	47.2	39.4	(13.8)	1.2	(10.9)	16.9
Decrease/(Increase) in prepaid expenses	4.9	(2.4)	19.2	(0.6)	4.5	16.1
(Increase)/Decrease in deferred expenses	-	4.3	(4.2)	-	13.6	2.8
Increase/(Decrease) in creditors and bills payable	(36.5)	78.3	52.2	(3.6)	5.3	(2.5)
(Decrease)/Increase in provisions and other liabilities	(31.9)	(203.1)	(128.4)	(5.5)	(38.8)	(230.7)
Increase/(Decrease) in provision for deferred income tax	(2.9)	2.3	1.0	-	-	-
(Increase)/Decrease in future income tax benefit	17.7	24.7	(6.0)	-	(0.7)	27.1
(Decrease)/Increase in provision for income tax	1.2	(8.5)	1.2	-	-	-
(Increase)/Decrease in GNB net operating assets held for sale	-	-	182.3	-	-	20.7
Other non-cash items (including foreign currency impact)	(9.1)	19.6	37.9	(12.0)	(0.2)	(0.8)
Net cash provided by operating activities	**161.6**	**113.1**	**226.6**	**(5.2)**	**149.9**	**(100.1)**

[1] Refer to Note 4(b) for further details on the Company 2001.

(b) Components of Cash

For the purposes of the Statements of Cash Flows, cash includes cash on hand and at banks and investments in money market instruments, net of outstanding bank overdrafts. Cash, at the end of the financial year, as shown in the Statements of Cash Flows, comprises:

		Consolidated			The Company		
$ in Millions		**2003**	**2002**	**2001**	**2003**	**2002**	**2001**
Cash on hand	11	0.6	0.2	0.6	-	-	0.1
Cash at bank	11	60.8	72.0	115.7	1.4	4.2	21.0
Short-term deposits	11	224.6	186.3	194.6	-	-	7.2
Restricted deposits*	11	13.8	18.4	27.0	-	-	-
Bank overdrafts	19	(2.6)	(14.6)	(9.5)	-	(0.9)	(1.0)
		297.2	**262.3**	**328.4**	**1.4**	**3.3**	**27.3**

* Refer to note 11 for further details on these amounts.

(c) Net Loans to Controlled Entities

In the Statements of Cash Flows of the Company, loan movements with controlled entities are disclosed as a net movement due to such transactions being large in number and rapid in turnover.

Notes to the Financial Statements

32. Acquisition of Controlled Entities and Material Businesses

During the year the following businesses were acquired:	Date of Acquisition	Voting Shares Acquired %	Cost of Acquisition $ million	Net Tangible Assets Acquired $ million	Description of Purchase Consideration

No material acquisitions were made during the year.

33. Disposal of Controlled Entities and Material Businesses

During the year the following material businesses were disposed of:	Date of Disposal	Voting Shares Disposed %	Consideration (Cash) $ million	Net Tangible Assets Disposed $ million	Profit / (Loss) on Disposal $ million

No material disposals were made during the year.

34. Related Party Disclosures

Ansell Limited is the parent entity of all entities detailed in Note 37 and from time to time has dealings on normal commercial terms and conditions with those related entities, the effects of which are eliminated in the consolidated financial statements.

Disclosures in respect of certain transactions with controlled entities and related parties and amounts paid to or received therefrom are as set out in the details below. Other transactions with related entities, which are eliminated on consolidation, include the lease of certain properties, the supply of materials and labour and the provision of both short and long term finance in the form of varying financial instruments, all of which are conducted on normal commercial terms and conditions. The Directors of the Company during the year were:

Edward D Tweddell	Peter L Barnes	Harry Boon
L Dale Crandall	Herbert J Elliott	Stanley P Gold
S Carolyn H Kay		

Details of transactions with these Directors or other Directors of other related entities (including entities deemed to be related to such Directors) and details of other related party transactions and amounts are set out in:

Note 3	as to interest and dividends received from controlled entities.
Note 4	as to interest paid to controlled entities.
Note 12	as to amounts receivable from controlled entities and loans to Directors of entities in the consolidated entity.
Note 18	as to amounts payable to controlled entities.
Note 28	as to remuneration paid or payable to Directors of the Company and the allocation of those amounts to individual directors within the bands of $10,000.
Note 29	as to agreements with certain Non-executive Directors.

(a) Transactions with Associated Companies

During the year the Company and the consolidated entity disposed of its interests in associated companies. Effective 1 July 2001, the consolidated entity discontinued equity accounting for its interest in South Pacific Tyres N.Z. Ltd. During the course of the year, the Company and the consolidated entity conducted financial transactions with these associated companies, while still having an ownership interest, on normal commercial terms and conditions. The nature and amounts of these transactions are detailed as follows:

	Consolidated			The Company		
	2003 $m	2002 $m	2001 $m	2003 $m	2002 $m	2001 $m
Sale of goods and services						
Car Parts Distribution Pty Ltd	-	7.5	97.3	-	-	-
South Pacific Tyres N.Z. Ltd.	-	-	0.5	-	-	-
	-	7.5	97.8	-	-	-
Royalty revenue						
South Pacific Tyres N.Z. Ltd.	-	0.4	1.9	-	-	-
Dividend revenue						
Pacific Marine Batteries Pty. Ltd.	-	-	-	2.6	1.3	1.0
Aggregate current amounts receivable [(a)]						
Car Parts Distribution Pty Ltd	-	-	5.4	-		

(a) Amounts included within Trade debtors and Other Amounts Receivable (Note 12).

51

34. Related Party Disclosures (continued)

(b) Transactions with Partnerships

The consolidated entity carries on a partnership with Goodyear in Australia under the name of South Pacific Tyres. In addition the consolidated entity carried on a partnership with Accenture in Australia and New Zealand under the name Novare Asia Pacific until 31 August 2001, at which time the consolidated entity acquired Accenture's share of Novare Asia Pacific. During the course of the year the Company and the consolidated entity conducted financial transactions with South Pacific Tyres (and last year with Novare Asia Pacific until 31 August 2001) on normal commercial terms and conditions being:

	Consolidated			The Company		
$ in Millions	**2003**	**2002**	**2001**	**2003**	**2002**	**2001**
Sales of goods and services						
Novare Asia Pacific	-	-	1.1	-	-	1.1
South Pacific Tyres	-	1.3	6.6	-	-	6.6
	-	1.3	7.7	-	-	7.7
Purchases of goods and services						
Novare Asia Pacific	-	5.5	54.2	-	3.4	52.7
South Pacific Tyres	-	-	1.1	-	-	0.9
	-	5.5	55.3	-	3.4	53.6
Other revenue						
South Pacific Tyres	3.3	2.5	0.8	0.8	2.0	0.8
Aggregate current amounts receivable (a)						
South Pacific Tyres	7.6	-	-	7.2	-	-
Aggregate non-current amounts receivable						
Novare Asia Pacific	-	-	3.0	-	-	3.0
South Pacific Tyres (a)	55.1	59.4	25.8	-	27.6	25.8
	55.1	59.4	28.8	-	27.6	28.8
Aggregate current amounts payable (b)						
Novare Asia Pacific	-	-	4.7	-	-	4.5
South Pacific Tyres	-	-	0.4	-	-	0.4
	-	-	5.1	-	-	4.9

(a) Amount included within Other Amounts Receivable (Note 12)

(b) Amount included within Other creditors (Note 18)

Loans

On 20 December 2000, the Company agreed to make available to the South Pacific Tyres partnership a loan for $56.3 million for a period of two years. The loan was drawn down in two tranches, $31.3 million on 20 December 2000 and $25.0 million on 5 January 2001.

On 20 December 2000, the Company was assigned a South Pacific Tyres receivable due from Goodyear of $31.3 million as partial settlement of the above loan.

During the previous year Goodyear repaid $30.0 million of its loan which was in turn on-lent to South Pacific Tyres by a controlled entity. The balance of $1.3 million was repaid by Goodyear in the current year and on-lent to South Pacific Tyres by a controlled entity.

During the year the Company assigned $21.2 million of the $25.0 million loan to a controlled entity.

Under the terms of the agreement with Goodyear containing put and call options providing the consolidated entity an actionable exit strategy in respect of its investment in the South Pacific Tyres partnership, the terms of the loans were extended for a period of four to five years.

Interest is charged at market rate and is payable quarterly in arrears.

Interest brought to account by the Company in relation to this loan during the year:

	Consolidated	The Company
$ in Millions	**2003**	**2003**
Interest revenue	3.3	0.8

In addition, under the partnership agreement, South Pacific Tyres leases certain properties on a basis of equitable rentals mutually agreed by the partners. Lease payments of $0.2 million (2002 - $0.2 million; 2001 - $0.2 million) were made by South Pacific Tyres to the consolidated entity. The Company, through its corporate treasury operations, also provided on the basis of normal commercial terms and conditions, forward exchange cover on behalf of the partnership.

Notes to the Financial Statements

34. Related Party Disclosures (continued)

(c) Transactions of Directors and Director-Related Entities Concerning Shares or Share Options

The aggregate number of shares acquired(1) by Directors of the Company and their director-related entities in entities in the consolidated entity during the year ended 30 June 2003 was:

The Company - 45,917 fully paid ordinary shares (2002 - 6160; 2001 - 5,515).

The aggregate number of shares and share options disposed of by Directors of the Company and their director-related entities in the Company was Nil (2002 - Nil; 2001 - Nil).

The aggregate number of shares and share options held directly, indirectly or beneficially by the Directors of the Company and their director-related entities in the Company as at balance date were:

24,567,475[2] fully paid ordinary shares (2002 - 24,478,677; 2001 - 132,808;
Nil ordinary plan shares paid to five cents (2002 - Nil; 2001 - Nil)
1,000,000 share options (2002 - 120,000; 2001 - Nil).

[1] The above reflects the position in the financial statements of the Company and upon consolidation of the controlled entities. It only includes shares acquired from or disposed to an entity in the consolidated entity.

[2] Includes 24,428,841 shares owned by Trefoil International III, SPRL. Mr S Gold has a non-beneficial indirect interest in these shares as he has a 10% economic interest in that entity, of which he is also a Director.

As stated at Note 5 - Contributed Equity, a 1 for 5 share consolidation was effected in 2002. The quantity of shares and share options disclosed above, for both 2002 and 2001, are stated as post-share consolidation quantities.

(d) Other Transactions of Directors and Director-Related Entities

In addition to the transactions referred to above, the consolidated entity entered into the following transactions with Directors and former Directors and their director-related entities. All transactions were on normal commercial terms and conditions except where otherwise stated:

- H. Ng is a Director of PacDun (Singapore) Pte Ltd. and Pacific Dunlop Holdings (Singapore) Pte. Ltd. A director-related entity of H. Ng, Richard Oliver International Pte. Ltd. provided management services to PacDun (Singapore) Pte Ltd. and Pacific Dunlop Holdings (Singapore) Pte. Ltd.;
- S. Bagaria is a Director of Ansell Kemwell Ltd. A director-related entity of S. Bagaria, North East Gas (P) Ltd. leased premises to Ansell Kemwell Ltd.

Aggregate amounts of each of the above types of other transactions with Directors and their director-related entities were as follows:

$ in millions	Consolidated 2003	Consolidated 2002	Consolidated 2001	The Company 2003	The Company 2002	The Company 2001
Transaction Type						
Provision of management and consulting services	0.1	0.2	0.3	-	0.1	-
Sales of goods to Directors and their director-related entities	-	-	0.2	-	-	-
Provision of legal services	-	-	13.2	-	-	0.7
Aggregate amounts payable to Directors and their director-related entities [a]						
Current	-	-	2.1	-	-	0.2

(a) Amount included within Other Creditors (Note 18).

In addition to the transactions referred to above, transactions were entered into during the year with Directors of the Company and its controlled entities or with director-related entities which:

- occurred within a normal employee customer or supplier relationship on terms and conditions no more favourable than those which it is reasonable to expect would have been adopted if dealing with the Director or director-related entity at arm's length in the same circumstances;
- do not have the potential to affect adversely decisions about the allocation of scarce resources or the discharge of accountability of the Directors; and are trivial or domestic in nature;

include:

- provision of company services which have been fully reimbursed;
- minor purchases of goods at discount rates which are also available to other employees;
- contracts of employment with relatives of Directors on either full time, casual or work experience basis on normal commercial terms and conditions.

35. Earnings per Share

$ in Millions	Consolidated 2003	2002	2001
Earnings reconciliation			
Net profit/(loss)	52.5	(113.0)	(135.8)
Net profit/(loss) attributable to outside equity interests	2.6	2.8	3.6
Basic earnings	49.9	(115.8)	(139.4)
Diluted earnings	49.9	(115.8)	(139.4)

	Consolidated 2003	2002	2001
Weighted average number of ordinary shares used as the denominator			
Number for basic earnings per share			
Ordinary shares	187.1	186.9	194.0
Effect of executive share options on issue	0.6	0.7	1.2
Number for diluted earnings per share	187.7	187.6	195.2

Partly paid Executive Shares have been classified as potential ordinary shares issued for no consideration and have been included in diluted earnings per share.

1,300,000 Executive Share Options issued during the year have not been included in the calculation of diluted EPS as they are not dilutive.

Conversion, Call, Subscription or Issue after 30 June 2003
Refer to Note 5 for further information.

36. Environmental Matters

The Company and various Group Companies as the occupiers of property receive, from time to time, notices from relevant authorities pursuant to various environmental legislation. On receiving such notices, the Company evaluates potential remediation options and the associated costs. At this time, the Company does not believe that the potential financial impact of such remediation upon the economic entity is material.

In the ordinary course of business, the Ansell Group has maintained comprehensive general liability insurance policies covering its operations and assets. Generally such policies exclude coverage for most environmental liabilities.

37. Particulars Relating to Controlled Entities

Particulars Relating to Controlled Entities	Country of Incorporation	Beneficial Interest 2003 %	2002 %	2001 %
Ansell Limited	Australia			
Ansell GmbH	*Germany	100	100	100
Ansell Healthcare Japan Co. Ltd.	*Japan	100	100	100
Ativ Pac Pty. Ltd.	Australia	100	100	100
BNG Battery Technologies Pty. Ltd.	Australia	100	100	100
Cliburn Investments Pty. Ltd.	Australia	100	100	100
Dexboy International Pty. Ltd.	Australia	100	100	100
Corrvas Insurance Pty. Ltd.	Australia	100	100	100
Dunlop Olympic Manufacturing Pty. Ltd.	Australia	100	100	100
Duratray Pty. Ltd.	Australia	100	100	100
FGDP Pty. Ltd.	Australia	100	100	100
H.C. Sleigh Services Pty. Ltd.	Australia	100	100	100
N Harvesters Pty. Ltd.	Australia	100	100	100
PSL Industries Pty. Ltd.	Australia	100	100	100
International Better Brands Pty Ltd	Australia	100	100	100
Licknib Pty. Ltd.	Australia	100	100	100
Nucleus Ltd.	Australia	100	100	100
Lifetec Project Pty. Ltd.	Australia	100	100	100
Medical TPLC Pty. Ltd.	Australia	100	100	100
N&T Pty. Ltd.	Australia	100	100	100
Nucleus Trading Pte. Ltd.	*Singapore	100	100	100
THLD Ltd.	Australia	100	100	100
TNC Holdings Pte. Ltd.	*Singapore	100	100	100
TPLC Pty. Ltd.	Australia	100	100	100
Societe de Management Financier S.A.	*France	100	100	100
TPLC S.A.	*France	100	100	100
Olympic General Products Pty. Ltd.	Australia	100	100	100
Foamlite (Australia) Pty. Ltd.	Australia	100	100	100
Pacific Distribution Properties Pty. Ltd.	Australia	100	100	100
Pacific Dunlop Finance Pty. Ltd.	Australia	100	100	100
Pacific Dunlop Holdings (China) Co. Ltd.	*China	100	100	100
Pacific Dunlop Linings Pty. Ltd.	Australia	100	100	100
Pacific Dunlop Tyres Pty. Ltd.	Australia	100	100	100
P.D. Holdings Pty. Ltd.	Australia	100	100	100
P.D. International Pty. Ltd.	Australia	100	100	100
Ansell Belgium Holdings SPRL N.V.	*Belgium	100	100	100
Ansell Canada Inc.	*Canada	100	100	100
Llesna Healthcare Pty. Ltd.	Australia	100	100	100
Ansell Italy Srl	* Italy	100	100	100
Ansell Kemwell Ltd.	*India	74.9	74.9	74.9
Ansell Lanka (Pvt.) Ltd.	*Sri Lanka	100	100	100
Ansell S.A.	*France	100	100	100
Ansell (Thailand) Ltd.	*Thailand	100	100	100
Ansell Healthcare Europe N.V. (formerly Ansell Protective Products Europe N.V.)	*Belgium	100	100	100
Medical Telectronics N.V.	*Netherlands Ant.	100	100	100
Medical Telectronics Holding & Finance (Holland) B.V.	*Netherlands	100	100	100
Mt Waverley Estates Pty. Ltd.	Australia	100	100	100
Pacific Dunlop (Hong Kong) Limited.	*Hong Kong	100	100	-
PacDun (Singapore) Pte. Ltd.	*Singapore	100	100	100
Pacific Dunlop Investments (USA) Inc.	*USA	100	100	100
Ansell Brazil LTDA	*Brazil	100	100	100
Ansell Edmont Industrial de Mexico S.A. de C.V.	*Mexico	100	100	100
Ansell Perry de Mexico S.A. de C.V.	*Mexico	100	100	100
Commercializadora GNK S.A de C.V.	*Mexico	100	100	100
Golden Needles de Mexico S.A de C.V.	*Mexico	100	100	100

37. Particulars Relating to Controlled Entities (continued)

Particulars Relating to Controlled Entities	Country of Incorporation	Beneficial Interest 2003 %	2002 %	2001 %
Pacific Dunlop Holdings (USA) Inc.	*USA	100	100	100
Ansell Healthcare Products Inc.	*USA	100	100	100
Ansell Protective Products Inc.	*USA	100	100	100
Ansell Services Inc.	*USA	100	100	100
Pacific Chloride Inc.	*USA	100	100	100
Pacific Dunlop Holdings Inc.	*USA	100	100	100
Pacific Dunlop USA Inc.	*USA	100	100	100
TPLC Holdings Inc.	*USA	100	100	100
Accufix Research Institute Inc.	*USA	100	100	100
Cotac Corporation	*USA	100	100	100
Pacific Dunlop Finance Company Inc.	*USA	100	100	100
Pacific Dunlop Holdings (Europe) Ltd.	*U.K.	100	100	100
Ansell Glove Company Ltd.	*U.K.	100	100	100
Golden Needles Knitting & Glove Co. Ltd.	*U.K.	100	100	100
Ansell UK Limited	*U.K.	100	100	100
Mates Vending Ltd.	*U.K.	100	100	100
Pacific Dunlop Holdings (Singapore) Pte. Ltd.	*Singapore	100	100	100
JK Ansell Ltd.	*India	(a) 50	(a) 50	(a) 50
P.D. Holdings (Malaysia) Sdn. Bhd.	*Malaysia	100	100	100
Ansell Ambi Sdn. Bhd.	*Malaysia	100	100	100
Ansell (Kedah) Sdn. Bhd.	*Malaysia	100	100	100
Ansell (Kulim) Sdn. Bhd.	*Malaysia	100	100	100
Ansell Malaysia Sdn. Bhd.	*Malaysia	75	75	75
Ansell Medical Sdn. Bhd.	*Malaysia	75	75	75
Ansell N.P. Sdn. Bhd.	*Malaysia	75	75	75
Ansell Shah Alam Sdn. Bhd.	*Malaysia	100	100	100
PDOCB Pty. Ltd.	Australia	100	100	100
Ansell Medical Products Pvt. Ltd.	*India	100	100	100
Suretex Ltd.	*Thailand	100	100	100
Latex Investments Ltd.	Mauritius	100	100	100
Suretex Prophylactics (India) Ltd.	*India	100	100	100
STX Prophylactics S.A .(Pty.) Ltd.	*Sth Africa	100	100	100
PD Licensing Pty. Ltd.	Australia	100	100	100
PD Shared Services Pty. Ltd.	Australia	100	100	100
PD Shared Services Holdings Pty. Ltd.	Australia	100	100	-
Siteprints Pty. Ltd.	Australia	100	100	100
S.T.P. (Hong Kong) Ltd.	*Hong Kong	100	100	100
Pacific Dunlop Holdings N.V.	*Netherlands Ant.	100	100	100
Pacific Dunlop (Netherlands) B.V.	*Netherlands	100	100	100
Textile Industrial Design & Engineering Pty. Ltd.	Australia	100	100	100
The Distribution Group Holdings Pty. Ltd.	Australia	100	100	100
The Distribution Group Pty. Ltd.	Australia	(b) 100	b) 100	b) 100
Nwodhsa Enterprises (Wholesale) Pty. Ltd.	Australia	100	100	100
TDG Warehousing Pty. Ltd.	Australia	100	100	100
The Distribution Trust	Australia	100	100	100
Union Knitting Mills Pty. Ltd.	Australia	100	100	100
Xelo Pty. Ltd.	Australia	100	100	100
Xelo Sacof Pty. Ltd.	Australia	100	100	100

Controlled Entities Sold in Year Ended 30 June 2003

Pacific Dunlop Holdings (N.Z.) Ltd.	*New Zealand	100	100	100

37. Particulars Relating to Controlled Entities (continued)

	Country of Incorporation	Beneficial Interest 2003 %	2002 %	2001 %
Controlled Entities in Voluntary Liquidation at 30 June 2003				
BNG Sub Pty. Ltd.	Australia	**100**	100	100
F.J.'s Auto Plus Pty. Ltd.	Australia	**100**	100	100
Gardenland Frozen Food Pty. Ltd.	Australia	**100**	100	100
General Jones Pty. Ltd.	Australia	**100**	100	100
H.C. Sleigh Investments Pty. Ltd.	Australia	**100**	100	100
Herbert Adams Holdings Pty. Ltd.	Australia	**100**	100	100
Jetbase Pty. Ltd.	Australia	**100**	100	100
Lifetec R&D Pty. Ltd.	Australia	**100**	100	100
Maspas Pty. Ltd.	Australia	**100**	100	100
Novare Partnership Pty. Ltd.	Australia	**100**	100	100
PA Furniture Pty. Ltd.	Australia	**100**	100	100
Pacific Distribution Pty. Ltd.	Australia	**100**	100	100
Pacific Dunlop Belting Pty. Ltd.	Australia	**100**	100	100
Project (X92) Pty. Ltd.	Australia	**100**	100	100
Project Array Pty. Ltd.	Australia	**100**	100	100
Ocper Auto Parts Pty. Ltd.	Australia	**100**	100	100
Retsamttaw Ocla Pty. Ltd.	Australia	**100**	100	100
Robur Tea Company Pty. Ltd.	Australia	**100**	100	100
Slumberland (Australia) Pty. Ltd.	Australia	**100**	100	100
Softwood Towns Pty. Ltd.	Australia	**100**	100	100
Sport Australia (Export) Pty. Ltd.	Australia	**100**	100	100
Super Cycle Pty. Ltd.	Australia	**100**	100	100
TPLC Ltd.	*UK	**100**	100	100
TPLC Medizinprodukte GmbH.	*Germany	**100**	100	100
Xdds Pty. Ltd.	Australia	**100**	100	100
Kcilc Pty. Ltd.	Australia	**100**	100	100
Controlled Entities Voluntarily Liquidated During the Year				
Pacific Dunlop (U.K.) Ltd.	*UK	**100**	100	100

* Controlled Entities incorporated outside Australia carry on business in those countries.

(a) Ansell Healthcare has day-to-day management control of this entity.
(b) The trustee of The Distribution Trust is The Distribution Group Pty. Ltd. The beneficiary of the trust is Ansell Limited.

57

38. Investments in Associates

$ in Millions	Consolidated 2003	2002	2001
Results of associates			
Share of associates' profit from ordinary activities before income tax	0.4	2.7	5.0
Share of associates' income tax expense relating to profit from ordinary activities	(0.1)	(0.8)	(1.7)
Share of associates' net profit - as disclosed by associates	0.3	1.9	3.3
Share of post acquisition retained profits and reserves attributable to associates			
Retained profits			
Share of associates' retained profits at the beginning of the financial year	(0.1)	8.5	6.2
Share of associates' net profit	0.3	1.9	3.3
Dividends from associates	(2.6)	(1.3)	(1.0)
Retained profits of Associates disposed of during the financial year and entity no longer equity accounted	2.4	(9.2)	-
Share of associates' retained profits at the end of the financial year	-	(0.1)	8.5
Asset revaluation reserve			
Share of associates' asset revaluation reserve at the beginning of the financial year	-	0.9	0.9
Share of asset revaluation reserve of entity no longer equity accounted	-	(0.9)	-
Share of associates' asset revaluation reserve at the end of the financial year	-	-	0.9
Foreign currency translation reserve			
Share of associates' foreign currency translation reserve at the beginning of the financial year	-	2.3	2.1
Share of foreign currency translation reserve of entity no longer equity accounted	-	(2.3)	-
Share of exchange fluctuations on assets and liabilities held in foreign currencies	-	-	0.2
Share of associates' foreign currency translation reserve at the end of the financial year	-	-	2.3
Movements in carrying value of investments			
Carrying amount of investments in associates at the beginning of the financial year	13.3	33.3	19.0
Share of associates' net profit	0.3	1.9	3.3
Dividends received from associates	(2.6)	(1.3)	(1.0)
	11.0	33.9	21.3
Share of movement in associates' foreign currency translation reserve	-	-	0.2
Add carrying value of investment in associate acquired during the year	-	-	11.8
Less carrying value of investment in associate disposed of during the financial year	(11.0)	(0.8)	-
Less write-down and carrying value of investment no longer equity accounted	-	(19.8)	-
Carrying amount of investment in associates at the end of the financial year	-	13.3	33.3
Commitments			
Share of associates' capital expenditure commitments contracted but not provided for and payable:			
Within one year	-	-	1.8
	-	-	1.8
Share of associates' operating lease commitments payable:			
Within one year	-	0.1	5.3
One year or later and no later than five years	-	0.1	8.8
Later than five years	-	-	0.5
	-	0.2	14.6

38. Investments in Associates (continued)

Details of investments in associates are as follows :

Name	Principal Activities	Balance Date	Consolidated Ownership Interest 2003 %	2002 %	2001 %	Consolidated Investment Carrying Amount 2003 $m	2002 $m	2001 $m
South Pacific Tyres N.Z. Ltd.[1]	Manufacturing	30 June	50	50	50	-	-	18.7
Pacific Marine Batteries Pty. Ltd.	Manufacturing	30 June	-	50	50	-	2.7	2.0
BT Equipment Pty. Ltd.	Manufacturing	30 June	-	45	45	-	10.6	11.8
Car Parts Distribution Pty. Ltd.	Manufacturing	30 June	-	-	50	-	-	0.8
						-	13.3	33.3

Dividends received from associates for the year ended 30 June 2003 by the Company amounted to $2.8 million (2002 - $1.3 million; 2001 - $1.0 million).

(1) Effective 1 July 2001, Ansell Limited discontinued equity accounting for its interest in South Pacific Tyres N.Z. Ltd.

Summary of performance and financial position of associates

$ in Millions	Consolidated 2003	2002	2001
The consolidated entity's share of aggregate assets, liabilities and profits of associates are as follows:			
Net profit - as reported by associates	0.3	1.9	3.3
Current assets	-	24.0	61.6
Non-current assets	-	4.7	22.8
Total assets	-	28.7	84.4
Current liabilities	-	15.2	42.3
Non-current liabilities	-	0.2	10.8
Total liabilities	-	15.4	53.1
Net assets - as reported by associates	-	13.3	31.3
Adjustments arising from equity accounting			
Preference Share adjustment	-	-	2.0
Net assets - equity adjusted	-	13.3	33.3

39. Event after Balance Date

Since the end of the financial year, Simplot Australia Pty. Ltd. ('Simplot'), the Company and other Group Companies have entered into an agreement to settle the claims previously instituted by Simplot in the Supreme Court of Victoria that were outstanding during, and at the end of, the financial year.

Directors' Declaration

In the opinion of the directors of Ansell Limited ("the Company"):

(a) the financial statements and notes, set out on pages 16 to 57, are in accordance with the Corporations Act 2001, including:

(i) giving a true and fair view of the financial position of the Company and consolidated entity as at 30 June 2003 and of their performance, as represented by the results of their operations and their cash flows, for the year ended on that date; and

(ii) complying with Accounting Standards in Australia and the Corporations Regulations 2001; and

(b) there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

Signed in accordance with a resolution of the directors:

Edward D Tweddell Director	Harry Boon Director

Dated in Melbourne this 1st day of September 2003

Independent Audit Report

to the members of Ansell Limited

Scope

The financial report and directors' responsibility

The financial report comprises the statements of financial position, statements of financial performance, statements of cash flows, accompanying notes to the financial statements and the directors' declaration as set out on pages 16 to 58, for both Ansell Limited (the "Company") and the Consolidated Entity for the year ended 30 June 2003. The Consolidated Entity comprises the Company and the entities it controlled during the year.

The directors of the Company are responsible for the preparation and true and fair presentation of the financial report in accordance with the Corporations Act 2001. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

Audit approach

We conducted an independent audit in order to express an opinion to the members of the Company. Our audit was conducted in accordance with Australian Auditing Standards in order to provide reasonable assurance as to whether the financial report is free of material misstatement. The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected.

We performed procedures to assess whether in all material respects the financial report presents fairly, in accordance with the Corporations Act 2001, Australian Accounting Standards and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the Company's and Consolidated Entity's financial position, and of their performance as represented by the results of their operations and cash flows.

We formed our audit opinion on the basis of these procedures, which included:

- examining, on a test basis, information to provide evidence supporting the amounts and disclosures in the financial report; and
- assessing the appropriateness of the accounting policies and disclosures used and the reasonableness of significant accounting estimates made by the directors.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls.

Independence

In conducting our audit, we followed applicable independence requirements of Australian professional ethical pronouncements and the Corporations Act 2001.

Audit opinion

In our opinion, the financial report of Ansell Limited is in accordance with:

(a) the Corporations Act 2001, including:
  - (i) giving a true and fair view of the Company's and the Consolidated Entity's financial position as at 30 June 2003 and of their performance for the financial year ended on that date; and
  - (ii) complying with Accounting Standards in Australia and the Corporations Regulations 2001; and

(b) other mandatory professional reporting requirements in Australia.

KPMG

KPMG

William J Stevens
Partner

Date in Melbourne this 1st day of September 2003

KPMG MELBOURNE
Made for identification Purposes Only

61



Ansell

ANNUAL REVIEW 2003

Ansell Limited ABN 89 004 085 330

The Annual General Meeting will be held in the Latrobe Theatre, Melbourne Convention Centre, Corner Spencer and Flinders Streets, Melbourne on Thursday 9 October 2003 at 10.00 am. Details of the business of the meeting are contained in the Notice of Meeting enclosed with this Annual Review. Shareholders unable to attend the Annual General Meeting are encouraged to participate in the Company's affairs by completing and returning the proxy form enclosed with the Notice of Meeting.

The United States dollar (US$) is the predominant global currency of our business transactions. To assist readers, United States dollar values are included in this Report wherever appropriate. Unless otherwise stated, all values appearing in this Report are Australian dollars.

GLOVES PICTURED ON COVER
(*CLOCKWISE FROM TOP*)

GAMMEX PF POWDER-FREE SURGEONS' GLOVE WITH INNOVATIVE 'DONNING' CHARACTERISTICS, DESIGNED FOR SUPERIOR COMFORT AND FIT.

HYFLEX 11-900 THE LATEST EXTENSION TO THE *HYFLEX* ERGONOMIC RANGE. DESIGNED FOR LIGHT OIL APPLICATIONS AND WITH SUPERIOR ABRASION RESISTANCE.

FRESH'N'DRY HOUSEHOLD GLOVE FEATURING ANSELL'S UNIQUE (PATENT PENDING) FOAMLINE TECHNOLOGY.

103

Ansell

Ansell operates in three broad market segments

PROFESSIONAL HEALTHCARE	OCCUPATIONAL HEALTHCARE	CONSUMER HEALTHCARE
Surgeons' and examination gloves	Industrial hand protection	Condoms and household gloves

and is organised across three geographic regions

THE AMERICAS, EUROPE AND ASIA PACIFIC

THE ANSELL VISION

A global leader in broad-based healthcare protection, providing exceptional solutions, products and value to our customers.

The Year in Review

FINANCIAL RESULTS

	2003			2002		
	GROUP $M	ANSELL HEALTHCARE $M	ANSELL HEALTHCARE US$M	GROUP $M	ANSELL HEALTHCARE $M	ANSELL HEALTHCARE US$M
Sales	1,294	1,294	759	2,223	1,414	738
EBITA	137	160	94	196	162	85
Non-Recurring Items	(6)			(169)		
Net Profit/(Loss) after Tax	50			(116)		
Total Assets	1,579			1,833		
Total Funds Employed	1,031			1,242		
Return on Shareholders' Equity (%)	5.9			(13.2)		
Shares on Issue (million)	186			187		
Earnings per share (cents)	26.7			(61.9)		
Dividend per share (cents)	11.0			NIL		

Earnings before interest, tax and amortisation (EBITA) of the core Ansell Healthcare business are 10.5 per cent higher than the previous year in US$ terms (down marginally in A$ terms due to differences in translation between the two years), thereby meeting the FY2003 commitment to shareholders made at the Extraordinary General Meeting held in April 2002.

HEALTH AND SAFETY

Ansell's world class safety performance continued during FY2003 through the ongoing integration and enhancement of its risk management systems that are supported at all levels, from the CEO down.

Safety Performance
PER 100 EMPLOYEES PER ANNUM


LTIs & MTIs
4.0
3.0
2.0
1.0
0.0
96
97
98
99
00
01
02
03
DESIRED TREND
Days Lost
40
30
20
10
0
LOST TIME INJURIES
MEDICAL TREATMENT INJURIES
DAYS LOST

A Message from the Chairman



Dear Shareholder

Your Company has reached a watershed in completing its first full year of operations under the Ansell banner. Improved operating profitability and a stronger balance sheet are the clear highlights of a year notable for difficult trading conditions.

Profit after tax attributable to shareholders was $49.9 million (US$29.3 million) compared with the previous year's loss of $115.8 million (US$60.5 million). Slower economic activity in most of our markets and the challenging relocation of manufacturing facilities from the US to Mexico and South East Asia affected this otherwise solid result.

This year also saw the timely completion of most of the remaining corporate and restructuring activities as we conclude the transition from our former company structure.

We developed and implemented a balanced capital management strategy predicated on a positive growth outlook and a conservative balance sheet. We initiated a plan to buy back up to 10 million shares and as part of the capital management strategy your Board announced a final dividend of 11 cents per share (unfranked), payable on 9 October 2003.

Given the Company's anticipated ongoing strong cash generation, Ansell remains poised to undertake strategically appropriate 'bolt-on' acquisitions as and when opportunities arise.

During the year we welcomed a new Director, Mr L Dale Crandall, who joins the Board with a strong financial background and international business experience. Ms Carolyn Kay retired as a Director and we thank her for her contribution. The senior management team has also been strengthened considerably by the appointment of several new key executives with the skills and experience to support and advance the Company's strategies.

Much has recently been said and written about the role and standard of corporate governance. Your Board supports the recent developments in corporate governance practices and has taken steps to ensure ongoing compliance with the highest standards.

The intense focus on strategies to improve shareholder returns is delivering on our commitment to shareholders and we are pleased to report there is solid evidence that your Company is on track to continue meeting its previously announced commitments through the 2004 and 2005 financial years.

Dr Ed Tweddell

Chief Executive Officer's Report



The 2003 financial year was a transitional one for Ansell. Importantly, our earnings before interest, tax and amortisation (EBITA) of $159.6 million (US$93.6 million) in the core Ansell Healthcare business represents an increase of 10.5 per cent in US$ terms and meets our commitment to shareholders and the market.

We are pleased to report a turnaround to $49.9 million (US$29.3 million) in profit attributable to shareholders and the reinstatement of a dividend. Also pleasing is our strong cash flow that has resulted in a significant reduction in debt and improved balance sheet gearing and interest cover.

In addition to the activities of our business units mentioned below, we continued to make good progress in reducing the cost of operating our corporate offices, almost halving the cost from the previous year on a comparable basis.

The total Company result was achieved after a $6.1 million (US$3.6 million) non-cash write-down to market value at 30 June 2003 of our residual non-core investment in Ambri Limited.

We have worked hard to develop a new culture that is more entrepreneurial, analytical and results driven, and we are continuing to concentrate on improving our existing operating efficiencies and accelerating restructuring programs in each of the regions – the Americas, Europe and Asia Pacific – in which we operate.

The first phase of our three-year strategic program, *Operation Full Potential* (OFP), was launched and implemented with concentration on business growth and development initiatives. OFP also provided capabilities and resources to address business challenges that emerged during the year. As we move to the next phase of the program in the coming year, the activities and capabilities developed within OFP will be fully integrated into the operating divisions, further reinforcing the new 'performance culture' into the core of our businesses.

We achieved outstanding growth in the Occupational Division, with a return to solid profit margins and underlying strength across all regions. That this was achieved during a period of slower economic activity is a reflection of the strength of the Ansell business and brands. The Professional Division continued to focus on the powder-free segment, especially in surgeons' gloves, with strong growth in the European and Asia Pacific regions, although the Americas region was held back by supply disruptions in surgeons' gloves and price erosion in examination gloves.

67

The Consumer Division also continued to deliver strong margins, with good growth in condom sales volumes, especially in Europe.

We also faced some serious challenges: prices for fuel, electricity and our key raw material – natural rubber latex – increased beyond expectations, with limited opportunity to increase selling prices during the year. The interruption to supply of surgeons' gloves from our manufacturing facility in Shah Alam in Malaysia required costly airfreight and additional resources to bring supplies back on track in the second half. Our new occupational glove knitting facility in Salvarcar, Mexico, has also taken longer to establish than was anticipated.

However, as we begin FY2004, our three business divisions continue to perform strongly throughout the world. Ansell continues to hold number one, two or three ranking in every major product group in each of our three regions, covering more than 100 customer countries.

Occupational Division – We expect our flagship *HyFlex®* range of ergonomic gloves to continue to provide significant growth opportunities worldwide, and we are launching additional product extensions to support the *HyFlex®* brand. The *Occupational Value Proposition* (OVP) is an exciting new and radically different approach, begun at Ford Motor Company in 2001, to move Ansell 'from products to solutions' by developing our expertise in guiding customers in hand injury reduction techniques, using our products and know-how. During the past year, we progressed OVP from a concept through to trials completed successfully in potential customers' production facilities. We are in the advanced stages of negotiations with several customers.

Professional Division – As part of the OFP initiatives, we are committed to further developing the growing world markets for powder-free and synthetic medical gloves, especially surgeons' gloves. Europe and Asia Pacific regions made further rapid progress, while the Americas region is once again able to refocus on growth, given that the previous year's supply difficulties are behind us. While examination glove prices fell last year, we have seen stability in recent months.

Consumer Division – This Division continued to show overall growth in condom sales volumes, and in household gloves in all markets except the US where we withdrew from an unsatisfactory distribution arrangement. We are planning to relaunch several of the Division's products and product ranges in the US in FY2004. Margins were strong, and are expected to remain attractive, as the result of low manufacturing costs, combined with growing demand for our high-quality condoms in the worldwide fight against HIV/AIDS.

Ansell continues to provide an exciting and challenging environment capable of attracting high-calibre people. A number of senior management appointments were made during the year, augmenting our capabilities in Supply and Logistics (Mr Scott Papier), Finance (Mr Rustom Jilla), Strategy and Global Marketing (Mr Duane Dickson), Science and Technology (Dr Michael Zedalis), and Global Manufacturing (Mr Rainer Wolf). We now have a management team that is a blend of experience and new thinking.

The Company has emerged from FY2003 in a very satisfactory position. We have strong market shares in all product groups, a lower cost manufacturing base, a healthy balance sheet, strong cash generation and a highly capable management team. We are pleased with the progress we have made over the last year and are looking to the future with confidence.

Harry Boon
Chief Executive Officer

68

Ansell Healthcare

Ansell Healthcare provides essential healthcare barrier protection against injury, infection and contamination for millions of people at work, in medical situations, in the home and in special environments, such as food preparation and microelectronics.

Ansell operates in three broad market segments: Professional Healthcare (surgeons' and examination gloves); Occupational Healthcare (industrial hand protection); and Consumer Healthcare (condoms and household gloves). The Company is organised across three geographic regions – the Americas, Europe, and Asia Pacific – supported by a shared operations/supply chain, a Science and Technology group and global marketing teams. More than 50 per cent of Ansell's sales in FY2003 were in the Americas, with a further 36 per cent in the European region and the balance in Asia Pacific.

Sales of $1,294 million (US$759 million) increased 2.9 per cent in US$ terms, but declined in A$, due to different translation rates in each year. Operating profit (EBITA) of $160 million (US$94 million) was 10.5 per cent higher in US$. The operating profit margin increased from 11.5 per cent to 12.3 per cent. The increase in operating profit can be attributed to ongoing growth in powder-free surgeons' gloves, especially the leading brands *Encore*™ and *Gammex PF*™; continued growth in the *Hyflex*® family of ergonomically designed occupational protective gloves; and manufacturing cost reductions and productivity initiatives.

Ansell has a well-defined strategy to improve return on assets employed. During the year good progress was made with return of assets for the Healthcare segment increasing from 13.7 per cent in 2002 to 16.3 per cent in 2003.

Market Segment SALES


Professional 35%
Consumer 17%
Occupational 48%

Market Segment EBITA


Professional 34%
Consumer 27%
Occupational 39%

Geographic Regions SALES


Europe 36%
Americas 51%
Asia Pacific 13%

Geographic Regions EBITA


Europe 27%
Americas 50%
Asia Pacific 23%



NUTEX MICRO-THIN PF POWDER-FREE SURGEONS' GLOVE DESIGNED SPECIFICALLY FOR PROCEDURES REQUIRING A HIGH DEGREE OF TACTILE SENSITIVITY.

Professional Healthcare

Global Surgeons' Gloves Market US$ 600M
Ansell Share 25%



Global Medical Examination Gloves Market US$ 1,000M
Ansell Share 11%

Occupational Healthcare

Global Cotton & Leather Gloves Market US$ 1,700M



Global Synthetic & Knitted Gloves Market US$ 1,700M
Ansell Share 18%



NITRASAFE OCCUPATIONAL GLOVE PROVIDES CUT RESISTANCE AND BREATHABILITY AND IS DESIGNED FOR MEDIUM/HEAVY-DUTY METAL HANDLING WHERE GRIP IS A KEY REQUIREMENT.



Consumer Healthcare

Global Condom Market US$ 900M
Ansell Share 11%



Global Retail Household Gloves Market US$ 250M
Ansell Share 15%


Ansell
LifeStyles
Ansell
LifeStyles

PICOT YELLOW A MEDIUM-DUTY HOUSEHOLD GLOVE OFFERING EXCELLENT GRIP IN WET APPLICATIONS. POPULAR IN BOTH INDUSTRIAL AND CONSUMER APPLICATIONS.

70

SURGEONS' GLOVES SUPPLY DISRUPTION THAT AFFECTED SALES IN THE US IN FIRST HALF-YEAR WAS RECTIFIED IN SECOND HALF.

SALES REVENUES US$266M.
PROFESSIONAL SEGMENT EBITA US$32M.
ASSETS EMPLOYED US$221M.

STRONG SALES GROWTH IN POWDER-FREE SURGEONS' GLOVES IN EUROPE (+19%) AND ASIA PACIFIC (+15%).

PROFESSIONAL DIVISION REPRESENTS 35 PER CENT OF ANSELL'S FY2003 REVENUES AND 34 PER CENT OF HEALTHCARE SEGMENT EBITA.



CONVERSION OF MARKET TO POWDER-FREE AND SYNTHETIC GLOVES CONTINUES, PROVIDING FURTHER GOOD SALES GROWTH OPPORTUNITIES.

ANSELL'S *DERMAPRENE ULTRA*™ SYNTHETIC POWDER-FREE SURGICAL GLOVE HAS NO CHEMICAL OR NATURAL LATEX ALLERGENS. ITS INNOVATIVE FORMULATION PROVIDES A STRONG AND HIGHLY ELASTIC FILM WITH OUTSTANDING TACTILE SENSITIVITY.

Ansell's innovative use of powder-free and polymer coating technology, and our focus on customer value is enabling the growth of our flagship surgeons' gloves brands (*Gammex PF*™, *DermaPrene Ultra*™ and *Encore*™).

Professional Healthcare

The disposable medical glove market covers surgeons' and examination gloves, with an estimated current global market size of about $1,020 million (US$600 million) for surgeons' gloves, and $1,700 million (US$1,000 million) for examination gloves.

Concern about latex sensitivity among healthcare workers, increased awareness of hand hygiene, and better infection control continue to drive growth, especially in the powder-free and synthetic segments of the market. In Germany, France, the UK, the Nordic region and Australia, we have already seen very high conversion rates to powder-free gloves. While the large US market lags, it remains an ongoing growth opportunity for Ansell as momentum builds for the conversion to powder-free gloves.

The emergence of the SARS epidemic and global awareness of the virus in 2002–03 helped drive some Asian markets to disposable (single-use) products. SARS also focused the worldwide healthcare industry on the importance of better infection control procedures and the role of high-quality gloves as barriers against infection.

Customer feedback and requests led directly to the development and launch of our new *DermaPrene Ultra*™ surgeons' glove. This 100 per cent synthetic glove, which is free from any chemical accelerators or natural rubber latex, has received wide acceptance by surgeons, and is our flagship product in one of the fastest growing and most technologically challenging segments of the market.

The examination glove market also continued to convert to powder-free and synthetic gloves. Due to the lower barriers of entry into this market, there has been an increased supply of lower-cost gloves and difficulty in differentiating our premium products, resulting in a deterioration of pricing. However, recent substantial cost increases in natural rubber latex raw material have forced some producers of low-end examination gloves to increase their selling prices, leading to a period of more stable prices in the premium segment through the second half of the year.

Even within the examination glove market, attractive areas of opportunity exist. The recent launch of the *Hydrasoft*™ range of examination gloves, which incorporate a unique technology that demonstrably benefits the skin quality of the wearers' hands, has resulted in increased sales in a profitable and newly created 'active hand care' market segment in both Europe and the USA.

SALES REVENUES US$367M.
OCCUPATIONAL SEGMENT EBITA US$37M.
ASSETS EMPLOYED US$201M.

91 PER CENT INCREASE IN EBITA IN FY2003 DUE TO:

- ONGOING SUCCESS OF *HYFLEX*® RANGE
- LOWER COST MANUFACTURING
- INTRODUCTION OF NEW PRODUCTS.

FURTHER REVENUE GROWTH OPPORTUNITIES EXPECTED FROM DIVERSIFICATION OF SALES CHANNELS.

OCCUPATIONAL DIVISION REPRESENTS 48 PER CENT OF ANSELL'S FY2003 REVENUES AND 39 PER CENT OF HEALTHCARE SEGMENT EBITA.

MANUFACTURE OF OCCUPATIONAL GLOVES TRANSFERRED FROM THE US TO MEXICO AND SRI LANKA FOR EFFICIENCY AND LOWER COSTS.



ANSELL'S *HYFLEX*® 11-500 IS CONSTRUCTED ON A LINER INCORPORATING TWO DUPONT YARNS, HAS APPLICATIONS IN THE AUTOMOTIVE AND DURABLE GOODS INDUSTRIES AND SETS A NEW BENCHMARK FOR LIGHT WEIGHT, CUT RESISTANCE AND COMFORT.

Ansell is the global leader in occupational hand protection. Led by our flagship *HyFlex*® brand of ergonomic gloves, Occupational Healthcare recorded strong market share and profitability gains during FY2003.

Occupational Healthcare

The value of the global market for occupational hand protection is estimated at $5,800 million (US$3,400 million), and our product range targets the higher end of the market. Ansell, however, does not compete in the more commoditised leather and cotton gloves segment, which compromises roughly 50 per cent of the total market. Our extensive range of technically advanced synthetic gloves covers a broad spectrum of occupational health and safety hand-protection needs, and a wide variety of industries and applications.

The premium *HyFlex*® family of lightweight, ergonomic gloves continues to show robust growth, and in FY2003 posted an outstanding 47 per cent sales increase over the previous year. *HyFlex*® delivers to wearers the promise of unprecedented levels of comfort and productivity by way of a combination of flexibility, comfort, dexterity and grip. We are undertaking an ongoing expansion of the *HyFlex*® brand which, combined with increased marketing and promotional support, will cover an even wider range of end-user applications and needs.

The *Occupational Value Proposition* (OVP) program targets major industrial glove users, and is designed to leverage Ansell's expertise in hand injury prevention to offer an innovative program addressing the total cost of worker hand protection and productivity improvement.

The restructuring of Occupational Healthcare's manufacturing operations is now producing improved operating profits from reduced manufacturing costs, with further progressive improvements anticipated in FY2004, especially from the Salvarcar, Mexico knitting facility.

Despite the sluggish global economy, Occupational Healthcare has delivered positive volume, market share and profit growth. We remain confident that this arm of the business is well placed to sustain this improvement, and to deliver further profitable growth.

SALES REVENUES US$127M.
CONSUMER SEGMENT EBITA US$25M.
ASSETS EMPLOYED US$77M.

BRANDED CONDOM BUSINESS STRONG AROUND THE WORLD BASED ON MARKET SHARE AND CONSUMER LOYALTY.

47 PER CENT INCREASE IN EBITA IN FY2003 ASSISTED BY GOVERNMENT-FUNDED GLOBAL TENDERS FOR CONDOMS IN THE FIGHT AGAINST HIV/AIDS.

THE CONSUMER DIVISION REPRESENTS 17 PER CENT OF ANSELL'S FY2003 REVENUES AND 27 PER CENT OF HEALTHCARE SEGMENT EBITA.

EXPANDED MANUFACTURING CAPACITY FOR THE SUCCESSFUL AND UNIQUE FOAM-LINED HOUSEHOLD GLOVE RANGE IS PLANNED FOR FY2004.


PROTECTION + EXTRA COMFORT
EXTRA PLEASURE
EXTRA COMFORT
EXTRA FUN
LifeStyles
2
PLEASURE
Ansell
XTRA PLEASURE
SENSUAL MOODS
Erotic Blend
Jasmine
Rose

ANSELL'S *FRESH'N'DRY*™ HOUSEHOLD GLOVE FEATURES PATENTED FOAM-LINED TECHNOLOGY TO PROVIDE EXCEPTIONAL COMFORT AND THERMAL PROTECTION.

ALSO SHOWN IS A SELECTION OF ANSELL'S BRANDED CONDOM AND ASSOCIATED PRODUCT RANGE.

75

Leading brands and market share gains for both condoms and household gloves, based on new product launches, have spurred double-digit growth in some of our markets. Innovative package redesigns and brand relaunches are planned to further energise markets around the world.

Consumer Healthcare

The value of the condom market globally is estimated at about $1,530 million (US$900 million). Condom distribution and educational efforts are increasingly important as a result of renewed government funding to tackle the HIV/AIDS epidemic that is ravaging many nations. It is expected that increased funding for such programs will continue, and will seamlessly support commercial markets that will, in turn, gain exposure as a result of the renewed interest in the prevention of sexually transmitted diseases.

Ansell's condom business is well poised to grow in both the branded retail and public sector categories. We continue to develop relationships with social organisations that provide condoms and education at grass-roots levels. Our leading branded product lines such as *Mates*™ in the UK, *LifeStyles*™ in the US, Australia, Latin America and Europe, *Kama Sutra*™ in India and *Manix*™ in France are well-developed, enjoy high consumer awareness and hold significant market shares in their respective markets.

We continue to build on our reputation for high quality from our low-cost Asian plants. New products, such as the uniquely shaped *Xtra Pleasure*™ condom, and related products such as personal lubricants, continue to drive earnings growth.

Ansell's household gloves are marketed throughout the world under a long-standing relationship with a leading European consumer products company. Our products include the unique foam-lined glove that provides enhanced perspiration absorption and comfort. We estimate that worldwide Ansell holds about 15 per cent market share in the household glove category, and new growth is expected from the launch of products containing moisturisers that actively benefit the skin quality of the wearers' hands during use – a technology developed in conjunction with our Professional Division.

76

SUPPLY CHAIN

Ansell's supply chain is a strategic capability that brings a competitive advantage by better meeting the ever-increasing demands of our customers.

Our supply chain crosses the globe, connecting our extensive network of manufacturing facilities, suppliers and distribution centres with our customers in more than 70 countries and across five continents. We now manufacture products at 17 facilities located in seven different countries, and increasingly, a network of outsource partners has been added to generate better returns from our assets.

The ability to source and supply globally sets Ansell apart from many of its competitors, and has enabled us to build leading market positions in all three business divisions. Sourcing and other initiatives for both raw materials and finished goods delivered cost reductions in the past year, reduced working capital, and increased inventory turns.

The supply chain is also supporting sales growth initiatives by improving supply reliability and launches of new product lines.

INVESTING FOR THE FUTURE – PROJECT STEP

The 2004 financial year marks the start of a major supply chain initiative, Project STEP (Service Through Effective Planning), to implement a new global supply chain management information system. This project will directly reduce inventory investment and operating costs, increase inventory turns, and enhance customer satisfaction. The project will also position Ansell to better support future sales growth opportunities.

SCIENCE AND TECHNOLOGY

The goal of Ansell's Science and Technology (S&T) group is to be faster to the market with products that are uniquely designed to meet the critical and important needs of our customers.

The 2003 financial year marked a major turning point for the S&T Group, a highlight of which was the completion of a modern science and technology facility in Shah Alam, Malaysia. We also added a number of highly qualified technical personnel, and introduced a new 'stage-gate' product commercialisation process, designed to bring new products and processes faster to our customers.

Our skilled professional S&T staff comprises scientists, engineers and support personnel with expertise in natural and synthetic rubber, polymer science, supported glove technologies, fibres, and knitting technologies. The latter group is largely based in South Carolina, USA, and maintains a close affiliation with universities associated with the National Textile Center. S&T also maintains an outstanding Analytical Services Group that supports our global Sales, Marketing and Regulatory Affairs teams.

Cross-functional product development teams, known as Compass Teams, work together to accelerate product development to better meet the needs of our customers. Our new 'stage-gate' Customer Linked Commercialisation (CLC) process, described below, ensures profitable payback on our S&T investments by incorporating customer needs as well as design control elements required by our major regulatory bodies.

Customer Linked Commercialisation (CLC) Process


STAGE 1
Idea Generation
GATE
STAGE 2
Project Selection
GATE
STAGE 3
Project and Business Planning
GATE
STAGE 4
Product, Project and Business Development
GATE
STAGE 5
Commercial Readiness and Project Launch
INPUT
1. Customer needs 2. Core capabilities 3. Market needs 4. Strategic Plan
OUTPUT
New products that delight the customer

Customer Linked Commercialisation (CLC) is a tool consisting of defined, measurable processes and decision points.

Other Investments

SOUTH PACIFIC TYRES

Ansell retains its investment in the South Pacific Tyres (SPT) partnership with The Goodyear Tire and Rubber Company (Goodyear) of the US, which is accounted for as an investment.

Ansell holds an option (exercisable in two to three years) that enables Ansell to put the business to Goodyear. If the option is not exercised, Goodyear has a call option exercisable in the following six months. Under an agreement with Goodyear, Ansell is not required to contribute any further cash, its contribution being limited to its current loans.

The Directors at this time believe that SPT's performance and three-year earnings projections continue to justify retention of the asset at full value on Ansell's books.

AMBRI

Ansell's non-core investment in Ambri Limited, which resulted from the sale by Ansell in August 2001 of its former wholly-owned subsidiary, Ambri Pty Limited, has been written down from the original float price of $1.11 per share to the 30 June 2003 market price of $0.375. A non-cash write-off of $6.1 million (US$3.6 million) in FY2003 reduced the book value of Ansell's investment in Ambri Limited to $3.1 million (US$2.1 million).

DIVESTED BUSINESSES

During the first half of FY2003, Ansell completed the sale of its non-core investments in Pacific Marine Batteries Pty Ltd and BT Equipment Pty Ltd. The sales were at a premium to book value and resulted in cash generation of $16.7 million (US$9.8 million).

78

Three Year Summary

OF ANSELL LIMITED AND CONTROLLED ENTITIES FOR THE YEAR ENDED 30 JUNE

	2003 $M	2002 $M	2001 $M	2003 US$M	2002 US$M
STATEMENT OF FINANCIAL PERFORMANCE					
Sales – Continuing Ansell Healthcare Operations	1,294	1,414	1,412	759	738
Sales – Discontinued Operations	–	809	2,745	–	422
Depreciation and Amortisation	31	53	99	18	28
Operating EBITA from Continuing Operations	137	135	115	81	70
Operating EBITA from Discontinued Operations	–	61	133	–	32
Operating EBITA	137	196	248	81	102
Non-recurring	(6)	(169)	(53)	(4)	(88)
Goodwill amortisation	25	29	41	15	15
EBIT	106	(2)	154	62	(1)
Net borrowing costs	26	55	99	15	29
Income tax expense	27	56	190	16	29
Outside equity interests	3	3	4	2	1
Operating profit/(loss) attributable	50	(116)	(139)	29	(60)
for six months to 30 June	30	(23)	(336)	17	(12)
for six months to 31 December	20	(93)	197	12	(48)
STATEMENT OF FINANCIAL POSITION					
Cash – excluding restricted deposits [(a)]	286	259	311	191	146
Other current assets	475	563	1,492	317	319
Property, plant and equipment	263	333	670	175	188
Investments	141	159	227	94	90
Goodwill	204	261	339	135	147
Brand names	121	143	218	81	81
Other non-current assets	89	115	219	60	66
TOTAL ASSETS	1,579	1,833	3,476	1,053	1,037
Current payables	• 154	193	421	103	109
Current interest bearing liabilities	152	108	749	101	61
Other current liabilities	62	89	280	41	50
Non-current payables	3	4	5	2	2
Non-current interest bearing liabilities	320	517	862	213	292
Other non-current liabilities	43	46	93	30	27
TOTAL LIABILITIES	734	957	2,410	490	541
NET ASSETS	845	876	1,066	563	496
Contributed equity	1,448	1,455	1,454	965	824
Reserves	(269)	(176)	(118)	(179)	(100)
Retained profits	(345)	(417)	(290)	(230)	(236)
ANSELL LIMITED SHAREHOLDERS' EQUITY	834	862	1,046	556	488
Outside equity interests	11	14	20	7	8
TOTAL SHAREHOLDERS' EQUITY	845	876	1,066	563	496
TOTAL FUNDS EMPLOYED [(b)]	1,031	1,242	2,366	686	703
SHARE INFORMATION					
Basic earnings per share (cents) [(c)]	26.7	(61.9)	(71.8)	15.7	(32.3)
Diluted earnings per share (cents) [(c)]	26.6	(61.7)	(71.4)	15.6	(32.2)
Dividends per share (cents)	11.0	–	5.0	–	–
Net assets per share ($) [(c)]	4.54	4.68	5.71	3.03	2.65
GENERAL					
Cash received from divestments	–	936	907	–	489
Net cash from operating activities	162	113	227	95	59
Capital expenditure	15	34	76	9	18
Shareholders (no.)	60,833	79,534	91,784	NA	NA
Employees (no.)	12,013	12,160	23,482	NA	NA
RATIOS					
Return on shareholders' equity (%)	5.9	(13.2)	(13.1)	NA	NA
Operating EBITA return on funds employed (%) [(d)]	13.3	10.8	4.9	NA	NA
Operating EBITA margin – Continuing Operations (%) [(d)]	10.6	9.5	8.1	NA	NA
Average working capital to sales (%)	22.2	22.0	28.0	NA	NA
Interest cover (times)	6.4	4.5	3.5	NA	NA
Net liabilities to shareholders' equity (%) [(e)]	53	80	197	NA	NA
Number of shares at 30 June (million) [(c)]	186	187	187	NA	NA

(a) Cash includes cash at bank and short-term deposits, but excludes restricted deposits which have been classified as other current assets.
(b) Total funds employed equals total shareholders' equity plus interest bearing liabilities less cash – excluding restricted deposits.
(c) Effective 24 April 2002, Ansell Limited reduced the number of ordinary shares and exercisable options on issue by means of a 1 for 5 share consolidation.
(d) Operating EBITA equals operating EBITA from continuing operations.
(e) Net liabilities equals total liabilities less cash – excluding restricted deposits.

79

Board of Directors

The Board of Directors of Ansell Limited at the date of this Review comprises:

EDWARD D TWEDDELL, BSc, MBBS (HONS), FRACGP, FAICD

Chairman and Non-executive Director since October 2001. A Director of National Australia Bank, Australia Post and CSIRO, he is also Chairman of the Nepenthe Group Pty Ltd.

Dr Tweddell's experience includes ten years with a multinational pharmaceutical company primarily involved in medical affairs and drug development, an appointment as President and Chief Executive of a consumer-products and healthcare company in Japan, and eight years as Chief Executive of an Australian-based pharmaceutical company.

Dr Tweddell resides in Adelaide, and is aged 62.

HARRY BOON, LLB (HONS), B.COM

Managing Director and Chief Executive Officer of Ansell Limited since April 2002.

Since joining Ansell in 1976 Mr Boon has held senior positions with responsibilities for marketing, regional management and general management in Australia, Europe and North America. He had been President, Chief Executive Officer and Managing Director of Ansell Healthcare since February 1989.

Mr Boon resides in New Jersey, USA, and is aged 55.

PETER L BARNES, B.COM (HONS), MBA MELB

Appointed Non-executive Director in October 2001. He is Chairman of Samuel Smith & Son Pty Limited and a Director of Metcash Trading Limited and Gold Coin Management Holdings Ltd of Malaysia. He is also President of the Winemakers Federation of Australia and a Member of the National Food Industry Council.

Mr Barnes brings to the Board his experience in senior roles in finance, marketing and general management in the international arena. His background includes a long career with a leading global consumer marketing organisation in the USA, Europe, Asia and Australia.

Mr Barnes resides in Sydney, and is aged 60.

L DALE CRANDALL, MBA UC BERKELEY, CPA

Non-executive Director since November 2002. Director of Union Bank of California, Covad Communications Group and BEA Systems, Trustee of Dodge & Cox Mutual Funds.

Mr Crandall has a background in accounting and finance and is a former Group Managing Partner for Southern California for Price Waterhouse. He was formerly President and Chief Operating Officer of Kaiser Foundation Health Plan and Hospitals in the United States.

Mr Crandall resides in San Francisco, USA, and is aged 62.

HERBERT J ELLIOTT, AC, MBE, MA CANTAB

Non-executive Director since February 2001. Chairman of the Telstra Foundation Limited and Director of Sydney Olympic Parks Authority.

Mr Elliott has experience in marketing and general management, including an appointment as President and Chief Executive of North America for the sporting goods company, Puma.

Mr Elliott resides in Perth, and is aged 65.

STANLEY P GOLD, AB, JD

Non-executive Director since October 2001. President and Chief Executive Officer of Shamrock Holdings, Inc., President of Shamrock Capital Advisors Inc., Director of The Walt Disney Company and Chairman of Tadiran Communications Ltd.

Mr Gold is a former Managing Partner of a prominent Los Angeles law firm and has specialised in corporate acquisitions, sales and financing. He has served as President and Chairman of a number of companies in the United States and Israel.

Mr Gold resides in Los Angeles, USA, and is aged 60.

MICHAEL J McCONNELL, (ALTERNATE TO MR STANLEY GOLD SINCE OCTOBER 2001)

Managing Director of Coolmain Capital Advisors LLC and Shamrock Capital Advisors Inc. He is also a Director of Newport Technology Fund and Port-Link International.

Mr McConnell resides in Los Angeles, USA, and is aged 37.

Corporate Governance

INTRODUCTION

The Board works under a set of well-established corporate governance policies that reinforce the responsibilities of all Directors in accordance with the requirements of the Corporations Act and the Australian Stock Exchange (ASX). In addition, many of the governance elements are enshrined in the Company's Constitution.

The Board regularly reviews and updates its corporate governance policies, to ensure that the Company's policies remain in accordance with best practice. The Board is aware of, and has had regard to, developments in Australia and overseas in relation to corporate governance 'best practice'.

The Board has for some time satisfied the majority of the recommendations of the ASX Corporate Governance Council and has incorporated its provisions in its annual review of corporate governance practices.

The corporate governance section of the Company's website contains various material relating to corporate governance, including Board charter, Committee charters, Code of Conduct and other information. The link to the corporate governance section of the Ansell website is www.ansell.com

BOARD RESPONSIBILITIES

The Board has ultimate responsibility to set policy regarding the business and affairs of the Company and its subsidiaries for the benefit of the shareholders and other stakeholders of the Company. The Board is accountable to shareholders for the performance of the Group.

The Board has the following responsibilities and functions, namely, to:

(a) review and approve corporate strategies, budgets, plans and policies developed by management and evaluate performance of the Group against those strategies and business plans in order to:

  (i) monitor the performance of functions delegated to the executive team including the progress of major capital expenditure, capital management, acquisitions, divestitures and strategic commitments; and

  (ii) assess the suitability of the Company's overall strategies, business plans and resource allocation;

(b) appoint a Chief Executive Officer for the ongoing management of the business and its strategies;

(c) regularly evaluate the performance of the Chief Executive Officer and senior management and ensure appropriate executive succession planning is conducted;

(d) monitor financial and business results (including the audit process) to understand at all times the financial position of the Group;

(e) ensure regulatory compliance and maintain adequate risk management processes;

(f) report to shareholders; and

(g) implement a culture of compliance with the highest legal and ethical standards and business practices.

In carrying out its duties, the Board meets formally over one or two days at least six times a year, with additional meetings held as required to address specific issues. Directors also participate in meetings of various Board Committees, which assist the full Board in examining particular areas or issues.

It is also the Company's practice for Directors to visit a number of the Company's facilities in each year.

The Board delegates management of the Company's resources to the executive team under the leadership of the Chief Executive Officer, to deliver the strategic direction and achieve the goals determined by the Board. Any powers not specifically reserved for the Board have been delegated to the executive team.

RISK MANAGEMENT AND CODE OF CONDUCT

Ansell places high priority on risk identification and management throughout all its operations and has processes in place to review their adequacy. These include:

- a comprehensive risk control program that includes property protection and health, safety and environmental audits using underwriters, self-audits, and engineering and professional advisers; and
- a process to identify and measure business risk.

The Company also has in place a system of internal controls for the identification and management of financial risk including a system of internal sign-offs to ensure the Company is in compliance with its legal obligations, including those which arise under the US Sarbanes-Oxley Act.

Ansell is committed to upholding the highest legal, moral and ethical standards in all of its corporate activities and has adopted a Code of Conduct, which aims to strengthen its ethical climate and provide basic guidelines for situations in which ethical issues arise.

The Code of Conduct applies to Directors, executives, management and employees, sets high standards for ethical behaviour and business practice beyond complying with the law, and is based on the key principles whereby Ansell:

- strives to do business with customers and suppliers of sound business character and reputation;
- strives to maintain the highest standard of ethical behaviour in business dealings and to behave with integrity in all dealings with customers, shareholders, government, employees, suppliers and the community;
- does not knowingly support any public or private organisation which espouses discriminatory policies or practices; and
- expects all employees to perform their duties with honesty, truthfulness and integrity.

It is the policy of Ansell to comply with the letter and spirit of all applicable laws, including those relating to employment, discrimination, health, safety, medical device, consumer protection, antitrust, securities and the environment. The Company has also developed procedures to ensure that employees are aware of and discharge their obligations under relevant privacy laws in their handling of information provided to the Group. No Director, officer, executive or manager of Ansell has authority to violate any law or to direct another employee or any other person to violate any law on behalf of the Company.

The Company's ethical practices and procedures are reviewed regularly, and processes are in place to promote and communicate these policies within the Company. Employees and Directors are encouraged to participate in Company-sponsored compliance programs presented by or on behalf of the Company to ensure that they remain up to date regarding relevant legal and industry developments. Assistance is also available to clarify whether particular laws apply and how they may be interpreted.

BOARD COMPOSITION

The Board's policy is that there should be a majority of independent, Non-executive Directors. This is a requirement embodied in the Company's Constitution, ensuring that all Board discussions or decisions have the benefit of predominantly outside views and experience, and that the majority of Directors are free from interests and influences that may create a conflict with their duty to the Company. Maintaining a balance of experience and skills is an important factor in Board composition. Details of the skills, experience and expertise of each Director is set out on page 17 of the Annual Review.

The requirement under the Constitution is for at least twice as many Non-executive Directors as Executive Directors. As an additional safeguard in preserving independence, an Executive Director cannot hold the office of Chairman.

The Board has adopted the definition of independence set out in the IFSA Blue Book (December 2002)*. The Board has developed guidelines to determine materiality thresholds for the purposes of that definition. Broadly speaking these guidelines seek to determine whether the Director is generally free of any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the Director's ability to act in the best interests of the Company.

The Company currently has six Directors, one of whom is an Executive Director (the Chief Executive Officer who is also Managing Director). The remaining five Directors are Non-executive, four of whom, including the Chairman, are 'independent'. In addition, one alternate Director has been appointed to represent Mr Gold, an overseas-based Director. Mr Gold, who is a Director of, and represents one of the largest shareholders in the Company, Shamrock Holdings of California Inc., is the only Non-executive Director who does not meet the Board's definition of independence. For the purposes of completeness, Mr Gold's alternate, Mr McConnell, is also not considered independent. In the opinion of the Board, the present composition fairly represents the interests of all shareholders in the Company. Any Director can seek independent professional advice at the Company's expense in the furtherance of his or her duties, subject to prior discussion with the Chairman. If this occurs, the Chairman must notify the other Directors of the approach, with any resulting advice received to be generally circulated to all Directors.

BOARD REVIEW AND ELECTION PROCESSES

The Board periodically conducts a formal review of its performance in meeting shareholder and stakeholder expectations. Such reviews include:

- comparing Board performance against agreed external benchmarks;
- assessment and consideration of the effectiveness and composition of the Board;
- an assessment of the performance of the Chief Executive Officer and Managing Director by the Non-executive Directors;
- assessing whether corporate governance principles are appropriate and reflect 'good practice' (by way of self-assessment using a structured approach); and
- assessing whether the expectations of differing shareholder groups have been met.

New Directors are nominated by the Board, as described below, and then must face a vote of shareholders at the next Annual General Meeting in order to be confirmed in office. The criteria for considering new candidates for the Board are set by the Nomination, Remuneration and Evaluation Committee. All Directors other than the Managing Director are required to seek re-election at least once in every three years on a rotating basis.

APPOINTMENT TERMS

In order to ensure that composition of the Board will change over time, the Board has a general policy that Non-executive Directors should not serve for a period exceeding 12 years, and that the Chairman should not serve in that role for more than 10 years.

In order to ensure that Directors are able to fully discharge their duties to the Company, all Directors must consult with the Chairman of the Board, and advise the Nomination, Remuneration and Evaluation Committee, prior to accepting a position as a Non-executive Director of another company.

* *Corporate Governance, A Guide for Fund Managers and Corporations – Blue Book*, Investment and Financial Services Association, December 2002 (copy available at www.ifsa.com.au).

82

Corporate Governance continued

REMUNERATION

Non-executive Directors are paid an annual fee within a fixed amount approved for all Non-executive Directors by shareholders. The total annual amount approved for Ansell is currently $750,000, which was set in 1989. This is a maximum aggregate amount, and the Company does not, at this time, intend distributing that full amount by way of fees.

The Board has determined that the practice of paying retirement benefits to Non-executive Directors be discontinued (notwithstanding the payment of retirement benefits had previously been approved by shareholders). At the June 2003 Board meeting the Board resolved that:

- no new Non-executive Director appointed to the Board will be entitled to the payment of a retirement benefit upon retirement from office; and
- the entitlements of current Non-executive Directors cease to accrue with effect from 30 June 2003 and the accrued entitlements of Directors be calculated and paid out to each Director as at that date.

For the period 1 July 2002 to 30 June 2003, Directors received an annual fee of $60,000 for Board duties, with the Chair receiving $180,000. A fee of $5,000 per annum was paid to Directors appointed to the Audit Committee and the Nomination, Remuneration and Evaluation Committee with the Committee Chair in each case receiving a fee of $7,500 per annum.

After receiving independent expert advice, undertaking a review of comparative companies and following the decision to cease paying retirement benefits to Non-executive Directors, the annual fee payable to each Non-executive Director has been increased, with effect from 1 July 2003, to $75,000 per annum for Board duties, with the Chair receiving $225,000 per annum. A fee of $7,500 per annum will be paid to Directors appointed to the Audit Committee and the Nomination, Remuneration and Evaluation Committee with the Committee Chair receiving a fee of $9,375 per annum. The adopted increases remain within the aggregate fee cap approved by shareholders.

The fees paid to Directors take into account what is paid by comparable companies, and what is necessary to attract high-calibre people to consider Board appointment. In line with general industry practice, the Board reviews its remuneration strategies in relation to Non-executive Directors from time to time.

Each Non-executive Director is required to reinvest a minimum 10 per cent of their annual gross fee in acquiring shares in the Company until their shareholding is equal to at least one year's fees, pursuant to a Non-executive Directors' Share Plan. The Plan enables Non-executive Directors to elect to apply up to 100 per cent of their fees in acquiring shares in the Company. Details of each Director's participation in the Non-executive Directors' Share Plan during the year appear in the table in the next column.

As members of management, Executive Directors, when appointed, do not receive fees or Directors' retirement benefits. They are members of the Company's Superannuation Fund and, as such, participate in Company-sponsored superannuation.

Further details regarding the remuneration paid to Directors and senior executives of the Company and the Group are set out in the Directors' Report on page 25.

NON-EXECUTIVE DIRECTORS' SHARE PLAN

Shareholders approved the participation by Non-executive Directors in the Plan in October 2000 and April 2002 (on amended terms). Since receiving shareholder approval, shares have been purchased on ASX under the Plan at the prevailing market price on behalf of each of the then current Non-executive Directors.

Details of securities acquired on ASX on behalf of Non-executive Directors under the Ansell Non-executive Directors' Share Plan during the financial year are set out below in accordance with ASX Listing Rule 10.15A.

DIRECTOR	NUMBER OF SHARES ACQUIRED	DATE OF ACQUISITION	ACQUISITION PRICE
Dr E D Tweddell	642	19/9/2002	$6.98
	607	17/12/2002	$7.38
	888	17/3/2003	$5.05
	756	20/6/2003	$5.93
Mr P L Barnes	240	19/9/2002	$6.98
	227	17/12/2002	$7.38
	333	17/3/2003	$5.05
	283	20/6/2003	$5.93
Mr L D Crandall	864	17/12/2002	$7.38
	1,516	17/3/2003	$5.05
	1,448	20/6/2003	$5.93
Mr H J Elliott	214	19/9/2002	$6.98
	202	17/12/2002	$7.38
	296	17/3/2003	$5.05
	325	20/6/2003	$5.93
Mr S P Gold	1,546	19/9/2002	$6.98
	1,281	17/12/2002	$7.38
	4,181	17/3/2003	$5.05
	1,336	20/6/2003	$5.93

In addition, Ms S C H Kay participated in the Plan prior to her retirement as a Director of the Company, acquiring 232 shares on 19 September 2002 at $6.98 per share.

DEALINGS IN SHARES

Subject to the restriction that persons may not deal in any securities when they are in possession of price-sensitive information, Directors and employees generally may only buy or sell Ansell shares in the periods immediately following any price-sensitive announcements, including the half-year and full year results and Annual General Meeting. At other times, Directors dealing in Ansell shares must obtain prior approval from the Chairman.

The relevant interests of each Director in the share capital of the Company as at the date of this Report, as notified to the Australian Stock Exchange Limited pursuant to the Listing Rules and section 205G of the Corporations Act, were:

	1	2	3
E D Tweddell	30,872		
P L Barnes	10,370		
H Boon	56,701	1,000,000	
L D Crandall	3,828		
H J Elliott	7,798		
S P Gold	9,065		18,928,840
M J McConnell (alternate to S P Gold)	20,000		

1. Beneficially held in own name, or in the name of a trust, nominee company or private company.
2. Beneficial, Executive Share Options. These were granted in 2002 and have an exercise price of $6.32. They were granted in two equal tranches of 500,000 options, with each tranche being independent of the other. The first tranche may only be exercised if a hurdle applicable to the 2003 financial year is achieved. This hurdle has been achieved and the first tranche may be exercised after 30 June 2004 and prior to 30 June 2006. The second tranche may only be exercised if a hurdle applicable to the 2004 financial year is achieved.
3. Non-beneficial. Mr Gold has an indirect interest in these shares by virtue of a 10 per cent economic interest in the holding of Trefoil International III, SPRL of which he is also a Director. Trefoil International III, SPRL is a related body corporate of Shamrock Holdings of California Inc.

CONFLICT OF INTEREST

In order to ensure that any 'interests' of a Director in a particular matter to be considered by the Board are brought to the attention of each Director, the Company has developed protocols, consistent with obligations imposed by the Corporations Act and the Listing Rules, to require each Director to disclose any contracts, offices held, interests in transactions and other directorships which may involve any potential conflict. Appropriate procedures have been adopted to ensure that, where the possibility of a material conflict arises, relevant information is not provided to the Director, and the Director does not participate in discussion on the particular issue, or vote in respect of the matter at the meeting where the matter is considered.

BOARD COMMITTEES

The Board has established two standing Committees, being the:

- Audit Committee; and
- Nomination, Remuneration and Evaluation Committee.

The Board periodically reviews the charter of each Committee.

The Board also delegates specific functions to ad hoc Committees of Directors on an 'as needs' basis. The powers delegated to these Committees are set out in Board resolutions.

Senior executives attend Board and Committee meetings by invitation, whenever particular matters arise that require management presentations or participation.

AUDIT COMMITTEE

The members of the Audit Committee during the year were all 'independent' Non-executive Directors and comprised:

- Mr P L Barnes (Chair);
- Mr L D Crandall (from 11 December 2002);
- Mr H J Elliott; and
- Ms S C H Kay (until 1 November 2002).

Members of the Audit Committee are financially literate and the Board is of the opinion that the members of the Committee possess sufficient financial expertise and knowledge of the industry in which the Company operates. Details of the qualifications of the Audit Committee members are included in this Report on page 17.

The Audit Committee reviews the financial statements, adequacy of financial controls and the annual audit arrangements, both internal and external. It monitors the controls and financial reporting systems, applicable Company policies, national and international accounting standards and other regulatory or statutory requirements.

The Committee also liaises with the Company's internal and external auditors, reviews the scope of their activities, reviews the external auditor's remuneration and independence, and advises the Board on their remuneration, appointment and removal. It is Board policy that the lead external audit partner and review partner are each rotated periodically. The Board has adopted a policy in relation to the provision of non-audit services by the Company's external auditor that is based on the principle that work that may detract from the external auditor's independence and impartiality, or be perceived as doing so, should not be carried out by the external auditor.

The Committee also reviews the processes in place for the identification, management and reporting of business risk, and reviews the findings reported.

The Chief Executive Officer, Chief Financial Officer, Group Chief Accountant, Director – Internal Audit, other relevant Company officers (as required) and the principal external audit partner participate at meetings of the Committee.

NOMINATION, REMUNERATION AND EVALUATION COMMITTEE

The members of the Nomination, Remuneration and Evaluation Committee during the year were all Non-executive Directors and comprised:

- Dr E D Tweddell (Chair);
- Mr P L Barnes; and
- Mr S P Gold,

a majority of whom are 'independent' Non-executive Directors.

84

This Committee's charter provides for it to periodically review the structure and performance of the Board, Board Committees and individual Directors and recommend changes when necessary. This includes identifying suitable candidates for appointment as Non-executive Directors.

In doing so, the Committee establishes the policies and criteria for Non-executive Director selection. The criteria include a candidate's personal qualities, professional and business experience, and availability and time to commit to all aspects of the Board's program.

The Committee also considers matters such as succession and senior executive compensation policy, including short and long-term incentive plans and the Company's recruitment, retention and termination policies, and advises the Board accordingly. The Committee makes recommendations to the Board regarding the specific remuneration of the Chief Executive Officer (including base pay, incentive payments, equity awards, retirement rights and service contracts). The remuneration of Non-executive Directors is a matter that is determined by the Board, although the Committee may request management or external consultants to provide necessary information upon which the Board may make its determination.

The Committee has available to it the services of independent professional advisers to assist in the search for high-calibre people at all levels and ensure that the terms and conditions offered by the Company are competitive with those offered by comparable companies.

DISCLOSURE TO INVESTORS

The Company has implemented procedures to ensure that it provides relevant and timely information to its shareholders and to the broader investment community, in accordance with its obligations under the ASX continuous disclosure regime.

In addition to the Company's obligations to disclose information to the ASX and to distribute information to shareholders, the Company publishes annual and half-year reports, media releases, and other investor relations publications on its website, at www.ansell.com Information is also communicated to shareholders via periodic mail-outs.

The Board encourages full participation of shareholders at the Annual General Meeting to ensure a high level of accountability and discussion of the Group's strategy and goals. The Company invites the external auditor to attend the Annual General Meeting and be available to answer shareholder questions about the conduct of the audit and the preparation and content of the auditor's report.

ATTENDANCE AT BOARD AND BOARD COMMITTEE MEETINGS DURING THE YEAR ENDED 30 JUNE 2003

	BOARD		AUDIT		NOMINATION, REMUNERATION & EVALUATION	
	HELD	ATTD	HELD	ATTD	HELD	ATTD
E D Tweddell	8	8	1	1	3	3
P L Barnes	8	8	5	5	3	3
H Boon	8	8				
L D Crandall	6	6	3	3		
H J Elliott	8	8	4	4		
S P Gold	8	8			3	2
S C H Kay	2	2	2	2		

Held – Indicates the number of meetings held while each Director was in office.

Attd – Indicates the number of meetings attended during the period that each Director was in office. Ms S C H Kay retired on 1 November 2002.

Mr L D Crandall was appointed on 1 November 2002.

Mr S P Gold attended four Board meetings in person and was represented at each other meeting by his alternate Mr M J McConnell.

A meeting of a special Board Committee comprising Dr E D Tweddell and Mr P L Barnes was convened on 3 September 2002 in relation to the signing of the Accounts for the year ended 30 June 2002. A meeting of a special Board Committee comprising Dr E D Tweddell and Mr P L Barnes was convened on 13 February 2003 in relation to the review and lodgement of the Half-Year Results announcement, Reports and financial statements for the six months ended 31 December 2002. A special Board Committee comprising Dr E D Tweddell and Mr H Boon was convened and met on 16 April 2003 and 30 April 2003 in connection with the Company's share buy-back program.

Report of the Directors

This Report by the Directors of Ansell Limited ('the Company') is made for the year ended 30 June 2003 pursuant to Division 1 of Part 2M.3 of the Corporations Act.

DIRECTORS

The names of each person who has been a Director of the Company during or since the end of the financial year, particulars of the qualifications, experience and special responsibilities of each Director as at the date of this Report, and of their other directorships, and the relevant interests of each of those Directors in the share capital of the Company and any related body corporate that have been notified to the Australian Stock Exchange under regulatory requirements, are as set out on pages 17 to 21.

Details of meetings of the Company's Directors (including Meetings of Committees of Directors) and Directors' attendance are set out on page 22. As set out on pages 21 and 22 of this Report, the Board has established both an Audit Committee and a Nomination, Remuneration and Evaluation Committee.

PRINCIPAL ACTIVITIES

The activities of the Ansell group of companies ('the Group') principally involve the manufacturing and sourcing, distribution and sale of gloves and protective products in the Professional Healthcare, Occupational Healthcare and Consumer Healthcare markets.

In addition, the Company remains a partner in the South Pacific Tyres partnership with The Goodyear Tire and Rubber Company.

During the year the Company sold its 50 per cent interest in Pacific Marine Batteries Pty Limited to Snowden's Beach Pty Limited, and its 45 per cent interest in BT Equipment Pty Ltd to Tutt Bryant Equipment Pty Ltd. The sales were at a premium to book value and resulted in cash generation of $16.7 million (US$9.8 million).

DIVIDENDS AND SHARE BUY-BACK

No interim dividend was paid in respect of the year ended 30 June 2003. A final dividend of 11 cents per share (unfranked) in respect of the year ended 30 June 2003 is payable on 9 October 2003 to shareholders registered on 18 September 2003.

The Company announced on 16 April 2003 that it would undertake an on-market buy-back of up to 10 million shares as part of a balanced capital management strategy. As at 30 June 2003, the Company had bought back 1,408,420 shares for $8.18 million (US$4.80 million).

PERFORMANCE IN RELATION TO ENVIRONMENTAL REGULATIONS

The Group's Australian operations are not subject to any specific or material environmental regulation.

The Group's continuing international manufacturing operations are subject to environmental regulation in the jurisdictions where the Group operates. The Group has risk management programs in place to address the requirements of these regulations. From time to time, the Group receives notices from relevant authorities pursuant to various environmental legislation. On receiving such notices, the Group evaluates the options for the matters raised and the associated costs and, where appropriate, makes provision for such costs.

The Directors are not aware of any material breaches of Australian or international environmental regulations during the year.

REVIEW OF OPERATIONS AND RESULTS

A review of continuing operations of the Group is contained on pages 6 to 15. The Group operating profit attributable to shareholders after tax was $49.9 million (US$29.3 million) for the year ended 30 June 2003. This compares with a loss in the previous year of $115.8 million (US$60.5 million).

The result for the year includes a $6.1 million (US$3.6 million) non-cash write-down to market value as at 30 June 2003 of the Company's residual non-core investment in Ambri Limited.

Operating earnings before interest, tax and amortisation (EBITA) of the continuing Ansell Healthcare business before unallocated items was down slightly on translation from $162.3 million in the previous year to $159.6 million, but was up 10.5 per cent from US$84.7 million to US$93.6 million expressed in the Company's operating currency.

The cost of operating the Company's corporate offices was almost halved from the previous year on a comparable basis.

The Company has continued to make significant progress in resolving various remaining transitional issues carried over from discontinued businesses and the previous company structure.

Cash flow was strong resulting in a reduction of $179.6 million (US$82.9 million) in net interest bearing debt and gearing (net interest bearing debt as a percentage of net interest bearing debt plus equity) was reduced to 18.1 per cent from 29.4 per cent at previous year-end. Interest cover increased to 6.4 times from 4.5 times in 2002.

In the opinion of the Directors, other than as referred to in this Report, there were no significant changes in the state of affairs of the Group.

EVENTS AFTER BALANCE DATE

Since the end of the financial year there have been no matters or circumstances that have significantly affected, or may significantly affect, the operations, results of operations or state of affairs of the Group in subsequent financial years.

Since balance date, however, Simplot Australia Pty Ltd ('Simplot'), the Company and other Group Companies have entered into an agreement to settle the claims previously instituted by Simplot in the Supreme Court of Victoria that were outstanding during, and at the end of, the financial year.

86

Report of the Directors continued

LIKELY DEVELOPMENTS

Certain likely developments in the operations of the Group, and the expected results of those operations, in financial years subsequent to the financial year ended 30 June 2003, are referred to in the Message from the Chairman and in the Chief Executive Officer's Report sections of the Annual Review. In the opinion of the Directors it would be likely to result in unreasonable prejudice to the Group if further information were to be included.

DIRECTORS' AND SENIOR EXECUTIVES' EMOLUMENTS

The Board's Nomination, Remuneration and Evaluation Committee is responsible for reviewing the remuneration policies and practices of the Company, including the compensation arrangements for the Managing Director and senior management and, within the aggregate amount approved by shareholders, the fees for Non-executive Directors. This role also includes responsibility for the Company's equity incentive arrangements. Executive and senior management performance review and succession planning are matters also referred to, and considered by, the Committee.

The Nomination, Remuneration and Evaluation Committee has access to independent advice and comparative studies on the appropriateness of remuneration arrangements.

Non-executive Directors – The fees of the Chairman and Non-executive Directors are set within the aggregate amount approved by shareholders, at levels which represent the responsibilities of, and the time commitments provided by, those Directors in discharging their duties. The annual fees payable to Directors have been increased, effective 1 July 2003, following a reassessment of the time required to be spent on Board and Committee matters, additional responsibilities accepted and in light of the determination to cease paying Non-executive Director retirement benefits. Non-executive Directors are required to reinvest a minimum of 10 per cent of their annual gross fee in acquiring shares in the Company pursuant to the terms of the Company's Non-executive Directors' Share Plan, details of which are set out on page 20.

Senior executives – Remuneration levels are competitively set to attract, retain and motivate appropriately qualified and experienced senior executives capable of discharging their respective responsibilities.

Remuneration packages of senior executives have incorporated both short and long-term performance-based components.

Short-term incentive – An annual cash-based bonus program operates to reward individual performance against agreed performance targets. These targets are set with respect to both organisational and individual goals. Pursuant to this program, in general, a bonus equal to a set percentage of total compensation determined by the level of seniority of management may be awarded for performance that meets these targets. Bonus payments can increase for performance meeting set stretch targets.

Long-term incentive – Shareholders at the 2002 Annual General Meeting approved a grant of options to the Managing Director pursuant to the Ansell Limited Stock Incentive Plan. The options may only be exercised where previously announced EBITA performance targets for the Ansell Healthcare business set in connection with *Operation Full Potential* are satisfied. The options only become exercisable 12 months after satisfaction of the applicable performance hurdles.

The Chief Financial Officer and other Group senior executives have been granted options (in the case of the Chief Financial Officer) or Performance Share Rights (PSRs) (in the case of other Group senior executives) pursuant to the Ansell Limited Stock Incentive Plan. These rights, which entitle their holder to an equivalent number of fully paid ordinary shares upon satisfaction of previously announced EBITA performance targets for the Ansell Healthcare business set in connection with *Operation Full Potential*, are longer-term incentives linked to Group performance over a three-year period.

Further details regarding the terms of the Stock Incentive Plan, including the number of PSRs issued under the Plan, are set out in Note 25 to the financial statements contained in the Financial Report 2003.

Termination payments – The Group has entered into Service Agreements with, or has adopted policies relating to its senior executive team, which provide for termination payments to be made available in certain circumstances.

The Company may terminate the employment of the Chief Executive Officer on giving six months' notice and by paying a lump sum equal to 18 months of his total remuneration package (or making a payment in lieu of notice). The Chief Executive Officer must give the Company at least six months' notice of resignation. In certain circumstances, such as a substantial diminution of responsibility for the Chief Executive Officer, the Company may be deemed to have terminated employment and will be liable to make the payments set out above.

The potential liability of the Company in relation to the termination of employment of other Group executives is dependent upon the circumstances of the termination, the Company's policies or arrangements with those executives and the laws of the jurisdiction in which the executives are based. For example, while all US-based executives of the Company are considered to be employed 'at-will' and terminable without notice or cause, it is Company policy that senior US executives employed for more than 12 months will, in general, receive termination payments equal to 12 months' salary plus certain other benefits.

The Company may summarily terminate the employment of any executive for cause. As the potential liability of the

87

Group to make termination payments is dependent upon the circumstances giving rise to the cessation of employment and the applicable policies, arrangements or laws, it is not possible to quantify the potential future impact of these agreements on the Company's financial position.

The table on the following page (which forms part of this Report of the Directors) sets out the remuneration provided to the Directors and the most highly remunerated officers of the Company and the Group (including those based overseas) for the financial year. All values are A$ unless otherwise stated.

INDEMNITY

During the year, Mr L D Crandall entered into a Deed of Access, Indemnity and Insurance in the form previously executed by each other Non-executive Director. The Company has also entered into Deeds of Indemnity with previous Directors of the Company. These Deeds provide for indemnification of the Directors to the maximum extent permitted under law. They do not indemnify for any liability involving a lack of good faith.

During the year, the Company also entered into a limited form of indemnity with Mr R F Jilla, Chief Financial Officer, and Mr D M Graham, General Manager – Finance & Treasury, in relation to certain obligations arising from the US listing of the Company's securities.

No Director or Officer of the Company has received the benefit of an indemnity from the Company during or since the end of the year.

Rule 61 of the Company's Constitution also provides an indemnity in favour of officers (including the Directors and Company Secretary) of the Company against liabilities incurred while acting as such officers to the extent permitted by law. In accordance with the powers set out in the constitution, the Company maintains a Directors' and Officers' insurance policy. Due to confidentiality obligations and undertakings of the policy, no further details in respect of the premium or policy can be disclosed.

ROUNDING

Ansell Limited is a company of the kind referred to in Australian Securities and Investments Commission Class Order 98/100 (as in force on 30 June 2003) and, unless otherwise shown, amounts in this Report have been rounded off to the nearest one hundred thousand dollars.

This Report is made in accordance with a resolution of the Board of Directors and is signed for and on behalf of the Directors.

Edward D Tweddell
Director

Harry Boon
Director

Dated in Melbourne this 1st day of September 2003.

	Fixed Remuneration[a] $	Fees[b] $	Incentives[c] $	Superannuation Contributions[d] $	Notional Value of Equity Compensation[e] $	Retirement Payments[f] $	Total $
NON-EXECUTIVE DIRECTORS							
E D Tweddell[g] Chairman	156,000	180,000		10,519		$152,615[j]	499,134
P L Barnes		67,500		6,075		$59,058[j]	132,633
L D Crandall[h]		42,815		3,853		$22,330	68,998
H J Elliott		64,387		5,795		$80,358[j]	150,540
S P Gold[i]		60,000		5,400		$53,150	118,550
S C H Kay[h]		19,408		1,747		$84,647[j]	105,802
MANAGING DIRECTOR AND OFFICERS[r] OF THE COMPANY AND THE GROUP							
H Boon[k][p] Group Managing Director and Chief Executive Officer	(US$) 680,635		(US$) 269,379	(US$) 241,620[n]	(US$) 278,592[l]		(US$) 1,470,226
P Corke[k][p]	(US$) 228,204		(US$) 69,020	(US$) 25,548[n]	(US$) 22,710		(US$) 345,482
D Dickson[k][p]	(US$) 302,550			(US$) 15,703[n]	(US$) 45,421		(US$) 363,674
W Heintz[m][q]	(€) 309,222		(€) 100,851	(€) 48,000[o]	(€) 21,634		(€) 479,707
R Jilla[k][p]	(US$) 234,098			(US$) 20,103[n]	(US$) 83,575		(US$) 337,776
W Reed[k][p]	(US$) 262,000		(US$) 88,713	(US$) 21,966[n]	(US$) 27,253		(US$) 399,932
P Soszyn[k][p]	(US$) 226,204		(US$) 66,000	(US$) 55,779[n]	(US$) 22,710		(US$) 370,693

(a) Comprises the cost to the Company of cash salary, non-cash benefits, expatriate assignment costs and associated taxes.

(b) Includes fees in connection with Board and Board Committee responsibilities.

(c) Performance-based payments pursuant to the Company's short-term incentive program.

(d) Includes for two US-based Officers, an imputed notional contribution calculated at an actuarial rate, and in the case of Directors, at the rate that would satisfy Australian Superannuation Guarantee requirements. No amounts were required to be paid to the Australian superannuation fund in respect of the year ended 30 June 2003 upon advice of the Trustee. The notional contribution amounts do not form part of the remuneration of Directors and executives set out in Note 28 to the Financial Statements contained in the Financial Report 2003.

(e) In accordance with the requirements of guidelines issued by the Australian Securities and Investments Commission, remuneration includes a proportion of the notional value of Options or PSRs granted during the year pursuant to the Company's equity-based long term incentive plan. In accordance with these requirements, the notional value is determined as at grant date and is progressively allocated over the 'vesting period' for these securities. The amount included as remuneration is not related to nor indicative of the benefit (if any) that individual executives may ultimately realise should the Options or PSRs vest. The notional value of Options or PSRs (as the case may be) as at their effective date of grant has been determined in accordance with Accounting Exposure Draft 108 applying the Monte Carlo Simulation valuation method.

Type of Security/ No. Granted	Effective Date of Grant	Vesting Date	Notional Value
Option 1,000,000	1/7/2002	30/6/2003 30/6/2004	0.47 0.96
Option 300,000	1/7/2002	30/6/2003 30/6/2004 30/6/2005	0.51 1.03 1.20
PSR 437,500	1/7/2002	30/6/2003 30/6/2004 30/6/2005	2.69 2.54 2.06

Calculation of Option and PSR values are based on a share price of $6.58 as at 1 July 2002 using a risk-free interest rate of 5.5 per cent, a market-derived volatility rate and a median rate of discount to reflect the probability of meeting the performance hurdles.

(f) Includes accrued entitlements of the Non-executive Directors to retirement benefits, paid out as at 30 June 2003, as detailed in the Corporate Governance statement on page 20.

(g) Includes remuneration for extra services (now ceased) related to the resolution of matters carried over from the previous Pacific Dunlop Limited structure.

(h) Ms S C H Kay retired as a Director and Mr L D Crandall was appointed as a Director on 1 November 2002.

(i) Mr M J McConnell was appointed alternate director for Mr Gold on 26 October 2001. In accordance with the Company's constitution, Mr McConnell receives no separate emoluments from the Company for acting as Mr Gold's alternate.

(j) The payment of entitlements for Australian-based directors was made by a Group-sponsored superannuation fund, not the Company.

(k) US-based Officers.

(l) The notional value of remuneration for Mr Boon includes a value attributed to 600,000 Options granted to Mr Boon in 1997, prior to his appointment as Group Managing Director and Chief Executive Officer, pursuant to the former Pacific Dunlop Executive Share Option Plan. Following the 5 for 1 consolidation of capital, 120,000 Options remained 'live' with an exercise price of $16.50 each. The performance conditions attaching to these options were not satisfied and the Options lapsed on 11 December 2002. In accordance with Guidelines issued by the Australian Securities and Investments Commission a value of $384,000 would have applied to these options over the five-year vesting period. Notwithstanding this 'notional value', as the options lapsed unexercised, Mr Boon derived no value from these Options and their value is not included in the table above.

(m) European-based Officer.

(n) Includes contributions to US benefit or non-qualified pension plan.

(o) Includes contributions to European pension plan.

(p) US-based Officers are paid in US$. The average exchange rate for the period, as set out in the Financial Statements, is US$0.58651 = A$1.00.

(q) Europe-based Officer paid in €. The average exchange rate for the period is €0.55872 = A$1.00.

(r) The Officers included in this disclosure are those executives having, during the year, the greatest authority for managing the Group. Other personnel who have not had such authority may have received remuneration at a level in excess of that shown for the executives named above.

89

Discussion and Analysis of the Financial Statements

The following discussion and analysis is provided to assist members in understanding the concise financial report.

Translation of amounts from Australian dollars into US dollars has been made for the convenience of the reader at the rates set out in the financial statements.

STATEMENT OF FINANCIAL PERFORMANCE

Total revenue in 2002/2003 of $1,320.1 million (US$774.3 million) included other revenue of $15.2 million (US$8.9 million) which related to proceeds from the sale of non-current assets.

Sales revenue in 2002/2003 from Healthcare businesses (Occupational, Professional and Consumer) was $1,293.6 million (US$758.7 million) compared with $1,414.2 million (US$738.5 million) in 2001/2002.

In US dollar terms Occupational sales increased by 9.6 per cent, Consumer sales increased by 6.8 per cent however Professional sales declined by 7 per cent. Healthcare EBITA increased 10.5 per cent from US$84.7 million ($162.3 million) to US$93.6 million ($159.6 million).

The Occupational business accounted for 48 per cent of Ansell's 2002/2003 sales and 39 per cent of Healthcare segment EBITA. Occupational sales increased by 9.6 per cent in US dollar terms with strong sales growth achieved in Asia Pacific and Europe. In the Americas sales were flat due to a weaker US manufacturing environment, and to knitted product supply shortfalls during the transfer of production from the US to Mexico. Significant EBITA growth was driven by growth in volume, market share and margin for the *Hyflex®* range of ergonomic gloves and continuing benefits from the manufacturing rationalisation and restructuring program implemented over the past two years.

The Consumer business accounted for 17 per cent of Ansell's 2002/2003 sales and 27 per cent of Healthcare segment EBITA. Consumer sales increased by 6.8 per cent in US dollar terms led by unit volume growth in global condom shipments following increased demand for products from public aid and assistance agencies in the fight against HIV/AIDS.

The Professional division accounted for 35 per cent of Ansell's 2002/2003 sales and 34 per cent of Healthcare segment EBITA. Sales growth experienced by Asia Pacific and Europe was offset by surgeons' gloves supply interruption and examination glove price reductions in the US. EBITA was also adversely impacted by non-recurring airfreight costs in resupplying the market and by higher latex raw material costs that could not be passed on in examination glove prices.

A review of the carrying value of all assets resulted in the write-down in the value of the non-core investment in the shares held in Ambri Limited. A non-recurring, non-cash write-off of $6.1 million (US$3.6 million) was incurred to bring the book value into line with the market price of the shares.

Interest cover was 6.4 times, significantly better than last year's 4.5 times.

Income tax expense for the year was $26.8 million (US$15.8 million) compared to the previous year's $55.8 million (US$29.1 million). The current year expense benefited from the utilisation of unbooked US tax losses following the full utilisation of US deferred tax assets previously held on the balance sheet.

The net profit after income tax attributable to shareholders for the year was $49.9 million (US$29.3 million) compared to a loss of $115.8 million (US$60.5 million) in 2001/2002.

Earnings per share was 26.7 cents (US 15.7 cents) compared to last year's loss of 61.9 cents (US 32.3 cents). Return on equity was 5.9 per cent compared with last year's (13.2 per cent) while return on total assets improved from (6.3 per cent) to 3.2 per cent.

STATEMENT OF FINANCIAL POSITION

Although in US dollar terms the Group's total assets only increased marginally over the year, available cash reserves increased by US$44.4 million to US$190.7 million ($286.0 million). Total liabilities reduced by US$51.9 million from US$541.5 million to US$489.6 million ($734.3 million). The majority of this reduction is attributable to lower interest bearing liabilities.

The reduced net debt improved balance sheet ratios for the Group, with gearing (net debt to net debt plus equity) further improved to 18.1 per cent, down from 29.4 per cent last year, and net debt to equity falling from 41.8 per cent last year to 22 per cent. Net liabilities to equity decreased from 79.7 per cent to 53.1 per cent.

In addition, the Group holds restricted deposits of $13.8 million (US$9.2 million), down from the previous year's $18.4 million (US$10.4 million), which have been set aside to cover the provisions established to address any remaining liability to members of the Group to claims arising with respect to the Accufix Pacing Leads.

As part of the on market buy-back element of the balanced capital management strategy almost 1.5 million shares have been repurchased. The Company intends to continue the previously announced buy-back program. The balanced strategy is designed to retain a conservative balance sheet whilst at the same time ensuring that sufficient capital resources are available to fund internal business growth needs and 'bolt-on' acquisitions.

STATEMENT OF CASH FLOWS

Net cash provided by operating activities included $26.8 million (US$15.7 million) of payments related to non-recurring activities, compared with $82.7 million (US$43.2 million) in the previous year. Restructuring payments were a major component of these non-recurring payments.

Capital expenditure for the Healthcare businesses was down from $20.9 million to $15.2 million (US$8.9 million).

Discussion and Analysis of the Financial Statements continued

INTEREST COSTS

Net interest expense and borrowing costs for the year were $26.5 million (US$15.5 million) compared to the previous year's $54.7 million (US$28.6 million). This fall was due to the reduction in net debt and a stronger Australian dollar. The average cost of debt at the end of 2003 was 6.44 per cent up from the previous year's 6.25 per cent.

The Group's US$100 million three-year Revolving Credit Facility established in January 2002 remains unused and, together with the substantial cash on deposit, means the Group has strong financial flexibility and liquidity.

At 30 June 2003, the Company's borrowing portfolio had an average maturity of 699 days (previous year 949 days) and was approximately 90 per cent fixed and 10 per cent floating with an average interest rate duration of 398 days compared to the previous year's 711 days.

RATINGS

The Group's ratings are as follows:

	LONG TERM	OUTLOOK	SHORT TERM
Moody's	Ba2	Negative	Not Prime
Standard & Poor's	BB+	Negative	B

The current ratings from both rating organisations were announced in August 2001.

WORKING CAPITAL

The Group's working capital to sales ratio in 2002/2003 was 22.2 per cent compared with the 2001/2002 ratio of 22.0 per cent. This is comprised of the following:

	2003	2002
Inventory to Sales (%)	17.7	18.7
Debtors to Sales (%)	16.4	13.9
Creditors to Sales (%)	11.9	10.6

DEPRECIATION (INCLUDING AMORTISATION OF LEASEHOLD LAND & BUILDINGS)

	2003 $M	2002 $M	2003 US$M	2002 US$M
Group	31	53	18	28
Continuing Operations	31	42	18	22

FACTORIES BY REGION – ANSELL HEALTHCARE

	2003	2002
Asia Pacific	9	9
Americas	7	7
Europe	1	1
TOTAL	17	17

ASSETS EMPLOYED BY REGION – ANSELL HEALTHCARE

	2003 %	2002 %
Asia Pacific	36	35
Americas	40	43
Europe	24	22

Statement of Financial Performance

CONCISE FINANCIAL REPORT OF ANSELL LIMITED AND CONTROLLED ENTITIES FOR THE YEAR ENDED 30 JUNE 2003

		CONSOLIDATED			
	NOTES	2003 $M	2002 $M	2003 US$M (a)	2002 US$M (a)
REVENUE					
Total revenue	2	1,320.1	3,190.4	774.3	1,665.8
EXPENSES					
Cost of goods sold		830.4	1,493.3	487.0	779.7
Selling, distribution and administration		310.3	504.8	182.0	263.5
Depreciation and amortisation		56.5	82.3	33.1	43.0
Write-down of assets		6.1	176.5	3.6	92.2
Net assets of businesses disposed		–	922.4	–	481.6
TOTAL EXPENSES, EXCLUDING BORROWING COSTS		1,203.3	3,179.3	705.7	1,660.0
Borrowing costs		37.8	70.2	22.2	36.7
Share of net gain of associates' and joint venture entities		0.3	1.9	0.2	1.0
PROFIT/(LOSS) FROM ORDINARY ACTIVITIES BEFORE INCOME TAX EXPENSE	3	79.3	(57.2)	46.6	(29.9)
Income tax expense attributable to ordinary activities	4	26.8	55.8	15.8	29.1
NET PROFIT/(LOSS) FROM ORDINARY ACTIVITIES AFTER INCOME TAX EXPENSE		52.5	(113.0)	30.8	(59.0)
Outside equity interests in net profit/(loss) after income tax		2.6	2.8	1.5	1.5
NET PROFIT/(LOSS) AFTER INCOME TAX ATTRIBUTABLE TO ANSELL LIMITED SHAREHOLDERS		49.9	(115.8)	29.3	(60.5)
NON-OWNER TRANSACTION CHANGES IN EQUITY					
Net exchange difference on translation of financial statements of self-sustaining foreign operations		(71.3)	(69.6)	(41.8)	(36.3)
Total valuation adjustments attributable to Ansell Limited shareholders recognised directly in equity		(71.3)	(69.6)	(41.8)	(36.3)
TOTAL CHANGES IN EQUITY FROM NON-OWNER RELATED TRANSACTIONS ATTRIBUTABLE TO ANSELL LIMITED SHAREHOLDERS	7	(21.4)	(185.4)	(12.5)	(96.8)

	CENTS	CENTS	CENTS	CENTS
Earnings per share is based on net profit/(loss) after income tax attributable to Ansell Limited shareholders				
Basic earnings per share	26.7	(61.9)	15.7	(32.3)
Diluted earnings per share	26.6	(61.7)	15.6	(32.2)

(a) Translation of amounts from Australian dollars to US dollars has been made throughout the Consolidated Statement of Financial Performance for the convenience of the reader at US$0.58651 = A$1, being the average of the 10.00 am mid buy/sell rate for Australian dollars as quoted by Reuters on the last working day of the month for the 13 month period June 2002 to June 2003 (June 2002 US$0.52214 = A$1).

The above statement of financial performance should be read in conjunction with the discussion and analysis on pages 27 and 28 and the notes to the financial statements set out on pages 34 to 37.

92

Statement of Financial Position

CONCISE FINANCIAL REPORT OF ANSELL LIMITED AND CONTROLLED ENTITIES AS AT 30 JUNE 2003

	NOTES	CONSOLIDATED 2003 $M	2002 $M	2003 US$M [a]	2002 US$M [a]
CURRENT ASSETS					
Cash		286.0	258.5	190.7	146.3
Cash assets – restricted deposits		13.8	18.4	9.2	10.4
Receivables [c]		262.4	293.7	175.0	166.2
Inventories		187.9	235.1	125.3	133.2
Prepayments		10.9	15.8	7.2	8.9
TOTAL CURRENT ASSETS		761.0	821.5	507.4	465.0
NON-CURRENT ASSETS					
Receivables [c]		57.0	66.7	38.0	37.8
Investments in associates and partnerships (equity accounted)		–	13.3	–	7.5
Other financial assets [b]		141.4	145.8	94.3	82.5
Property, plant and equipment		262.9	332.5	175.3	188.2
Intangibles		324.5	403.2	216.4	228.2
Deferred tax assets		32.0	49.7	21.3	28.2
TOTAL NON-CURRENT ASSETS		817.8	1,011.2	545.3	572.4
TOTAL ASSETS		1,578.8	1,832.7	1,052.7	1,037.4
CURRENT LIABILITIES					
Payables		154.4	192.7	103.0	109.1
Interest bearing liabilities		151.8	107.6	101.2	60.9
Provisions		57.5	85.4	38.3	48.3
Current tax liabilities		3.1	1.9	2.1	1.1
Other		1.1	1.2	0.7	0.7
TOTAL CURRENT LIABILITIES		367.9	388.8	245.3	220.1
NON-CURRENT LIABILITIES					
Payables		3.2	3.7	2.1	2.1
Interest bearing liabilities		320.0	516.5	213.4	292.4
Provisions		21.7	23.3	14.5	13.1
Deferred tax liabilities		21.5	24.4	14.3	13.8
TOTAL NON-CURRENT LIABILITIES		366.4	567.9	244.3	321.4
TOTAL LIABILITIES		734.3	956.7	489.6	541.5
NET ASSETS		844.5	876.0	563.1	495.9
EQUITY					
Contributed equity		1,448.3	1,455.5	965.7	823.9
Reserves		(268.9)	(176.2)	(179.3)	(99.7)
Accumulated losses	6	(345.7)	(417.0)	(230.5)	(236.0)
Total equity attributable to Ansell Limited shareholders		833.7	862.3	555.9	488.2
Outside equity interests		10.8	13.7	7.2	7.7
TOTAL EQUITY	7	844.5	876.0	563.1	495.9

(a) Translation of amounts from Australian dollars to US dollars has been made throughout the Consolidated Statement of Financial Position for the convenience of the reader at the 10.00 am mid buy/sell rate for Australian dollars as quoted by Reuters on Monday 30 June 2003, at US$0.66675 = A$1 (June 2002 US$0.56605 = A$1).

(b) Includes investment in South Pacific Tyres Partnership and South Pacific Tyres N.Z. Ltd of $138.3 million (US$92.2 million) [June 2002 $136.5 million (US$77.3 million)].

(c) Includes interest bearing loans to South Pacific Tyres Partnership of $62.7 million (US$41.8 million) [June 2002 $59.4 million (US$33.6 million)].

The above statement of financial position should be read in conjunction with the discussion and analysis on pages 27 and 28 and the notes to the financial statements set out on pages 34 to 37.

93

Statement of Cash Flows

CONCISE FINANCIAL REPORT OF ANSELL LIMITED AND CONTROLLED ENTITIES FOR THE YEAR ENDED 30 JUNE 2003

	CONSOLIDATED			
	2003 $M	2002 $M	2003 US$M [(a)]	2002 US$M [(a)]
CASH FLOWS RELATED TO OPERATING ACTIVITIES				
Receipts from customers (excluding non-recurring and Accufix Research Institute)	1,357.0	2,356.5	795.9	1,230.4
Payments to suppliers and employees (excluding non-recurring and Accufix Research Institute)	(1,159.9)	(2,124.8)	(679.9)	(1,109.4)
Net receipts from customers (excluding non-recurring and Accufix Research Institute)	197.1	231.7	116.0	121.0
Income taxes paid	(8.6)	(25.5)	(5.0)	(13.3)
Dividends received	2.6	0.3	1.5	0.2
Net cash provided by Operating Activities (excluding non-recurring and Accufix Research Institute)	191.1	206.5	112.5	107.9
Non-recurring payments to suppliers and employees	(26.8)	(82.7)	(15.7)	(43.2)
Payments to suppliers and employees net of customer receipts (Accufix Research Institute)	(2.7)	(10.7)	(1.6)	(5.6)
NET CASH PROVIDED BY OPERATING ACTIVITIES	161.6	113.1	95.2	59.1
CASH FLOWS RELATED TO INVESTING ACTIVITIES				
Payments for businesses, net of cash acquired	-	(40.9)	-	(21.4)
Payments for property, plant and equipment	(15.4)	(34.3)	(9.1)	(17.9)
Proceeds from sale of businesses, net of cash disposed	-	936.4	-	488.9
Proceeds from sale of plant and equipment in the ordinary course of business	6.1	12.1	3.6	6.3
Loans (made)/repaid	4.2	1.2	2.5	0.6
Proceeds from sale of other investments	9.1	-	5.3	-
NET CASH PROVIDED BY INVESTING ACTIVITIES	4.0	874.5	2.3	456.5
CASH FLOWS RELATED TO FINANCING ACTIVITIES				
Proceeds from borrowings	7.8	737.0	4.6	384.8
Repayments of borrowings	(86.9)	(1,673.9)	(51.0)	(874.0)
Net repayments of borrowings	(79.1)	(936.9)	(46.4)	(489.2)
Proceeds from issues of shares	1.0	1.2	0.6	0.6
Payments for share buy-back	(8.2)	-	(4.8)	-
Dividends paid	(1.7)	(48.3)	(1.0)	(25.2)
Interest received	8.0	13.1	4.7	6.8
Interest and borrowing costs paid	(37.8)	(70.2)	(22.2)	(36.7)
NET CASH USED IN FINANCING ACTIVITIES	(117.8)	(1,041.1)	(69.1)	(543.7)
NET DECREASE IN CASH HELD	47.8	(53.5)	28.4	(28.1)
Cash at the beginning of the financial year	262.3	328.4	148.6	185.9
Effects of exchange rate changes on the balances of cash held in foreign currencies at the beginning of the financial year	(12.9)	(12.6)	21.4	(9.2)
CASH AT THE END OF THE FINANCIAL YEAR	297.2	262.3	198.4	148.6

(a) Translation of amounts from Australian dollars to US dollars has been made throughout the Consolidated Statement of Cash Flows for the convenience of the reader at US$0.58651 = A$1, being the average of the 10.00 am mid buy/sell rate for Australian dollars as quoted by Reuters on the last working day of the month for the 13 month period June 2002 to June 2003 (June 2002 US$0.52214 = A$1).

The above statement of cash flows should be read in conjunction with the discussion and analysis on 27 and 28 and the notes to the financial statements set out on pages 34 to 37.

94

Industry Segments

CONCISE FINANCIAL REPORT OF ANSELL LIMITED AND CONTROLLED ENTITIES FOR THE YEAR ENDED 30 JUNE 2003

	OPERATING REVENUE				OPERATING RESULT			
	2003 $M	2002 $M	2003 US$M[a]	2002 US$M[a]	2003 $M	2002 $M	2003 US$M[a]	2002 US$M[a]
INDUSTRY								
ANSELL HEALTHCARE								
Occupational Healthcare	624.9	640.2	366.5	334.3	62.9	37.0	36.9	19.3
Professional Healthcare	452.6	546.9	265.5	285.6	53.9	92.7	31.6	48.4
Consumer Healthcare	216.1	227.1	126.7	118.6	42.8	32.6	25.1	17.0
TOTAL ANSELL HEALTHCARE	1,293.6	1,414.2	758.7	738.5	159.6	162.3	93.6	84.7
Unallocated Items	26.5	27.9	15.6	14.4	(22.4)	(27.7)	(13.1)	(14.5)
					137.2	134.6	80.5	70.2
DISCONTINUED BUSINESSES								
Trading		808.6		422.2		61.0		31.9
Operating EBITA					137.2	195.6	80.5	102.1
NON-RECURRING								
DISCONTINUED BUSINESSES								
Net gain on sale of interests in Associated Companies					5.5		3.2	
Proceeds/Net gain on sale of Controlled Entities and Businesses		939.7		490.7		25.7		13.4
RATIONALISATION/RESTRUCTURING								
Ansell Healthcare					(4.6)	(11.6)	(2.7)	(6.1)
Other					(5.5)	(6.5)	(3.2)	(3.4)
WRITE-DOWN OF ASSETS								
Ansell Healthcare						(63.1)		(32.9)
Exide						(99.9)		(52.2)
Other					(1.5)	(13.5)	(0.9)	(7.0)
					131.1	26.7	76.9	13.9
Goodwill amortisation					(25.3)	(29.2)	(14.8)	(15.2)
EARNINGS BEFORE NET INTEREST AND TAX (EBIT)					105.8	(2.5)	62.1	(1.3)
Borrowing Costs Net of Interest Revenue					(26.5)	(54.7)	(15.5)	(28.6)
Operating Profit before Tax					79.3	(57.2)	46.6	(29.9)
Tax					(26.8)	(55.8)	(15.8)	(29.1)
Outside Equity Interests					(2.6)	(2.8)	(1.5)	(1.5)
TOTAL CONSOLIDATED	1,320.1	3,190.4	774.3	1,665.8	49.9	(115.8)	29.3	(60.5)
REGIONS								
Asia Pacific	173.7	170.7	101.9	89.1	35.9	32.9	21.1	17.2
Americas	656.0	799.5	384.7	417.6	80.2	99.1	47.0	51.7
Europe	463.9	444.0	272.1	231.8	43.5	30.3	25.5	15.8
	1,293.6	1,414.2	758.7	738.5	159.6	162.3	93.6	84.7

95

	ASSETS EMPLOYED				LIABILITIES			
	2003 $M	2002 $M	2003 US$M(b)	2002 US$M(b)	2003 $M	2002 $M	2003 US$M(b)	2002 US$M(b)
INDUSTRY								
ANSELL HEALTHCARE								
Occupational Healthcare	300.9	376.0	200.6	212.8	118.8	124.7	79.2	70.6
Professional Healthcare	331.5	404.3	221.0	228.9	108.3	114.3	72.2	64.7
Consumer Healthcare	115.7	140.8	77.1	79.7	52.8	54.6	35.2	30.9
TOTAL ANSELL HEALTHCARE	748.1	921.1	498.7	521.4	279.9	293.6	186.6	166.2
Unallocated Items	(16.6)	(21.1)	(11.0)	(11.9)	426.1	619.9	284.1	350.8
DISCONTINUED BUSINESSES	223.0	252.6	148.7	143.0	28.3	43.2	18.9	24.5
Goodwill and Brand names	324.5	403.2	216.4	228.2				
Cash	299.8	276.9	199.9	156.7				
TOTAL CONSOLIDATED	1,578.8	1,832.7	1,052.7	1,037.4	734.3	956.7	489.6	541.5
REGIONS								
Asia Pacific	269.5	318.4	179.7	180.2	78.6	83.0	52.4	47.0
Americas	297.5	398.6	198.4	225.7	173.2	181.9	115.5	103.0
Europe	181.1	204.1	120.6	115.5	28.1	28.7	18.7	16.2
	748.1	921.1	498.7	521.4	279.9	293.6	186.6	166.2

Prior year comparatives have been adjusted for reclassification of former Industry Segment businesses which have been sold or abandoned and hence classified as Discontinued Businesses.

(a) Translation of amounts from Australian dollars into US dollars for Operating Revenue and Operating Result has been made for the convenience of the reader at US$0.58651 = A$1 (June 2002 US$0.52214 = A$1), being the average of the 10.00am mid buy/sell rate for Australian dollars as quoted by Reuters on the last working day of the month for the 13 month period June 2002 to June 2003.

(b) Translation of amounts from Australian dollars into US dollars for Assets Employed and Liabilities has been made for the convenience of the reader at the 10.00am mid buy/sell rate for Australian dollars as quoted by Reuters on Monday 30 June 2003, at US$0.66675 = A$1 (June 2002 US$0.56605 = A$1).

The above industry segments report should be read in conjunction with the discussion and analysis on pages 27 and 28 and the notes to the financial statements set out on pages 34 to 37.

96

Notes to the Financial Statements

CONCISE FINANCIAL REPORT OF ANSELL LIMITED AND CONTROLLED ENTITIES FOR THE YEAR ENDED 30 JUNE 2003

1. BASIS OF PREPARATION OF CONCISE FINANCIAL REPORT

The concise financial report has been prepared in accordance with the Corporations Act 2001, Accounting Standard AASB 1039 'Concise Financial Reports' and applicable Urgent Issues Group Consensus Views. The financial statements and specific disclosures required by AASB 1039 have been derived from the consolidated entity's full financial report for the financial year. Other information included in the concise financial report is consistent with the consolidated entity's full financial report. The concise financial report does not, and cannot be expected to, provide as full an understanding of the financial performance, financial position and financing and investing activities of the consolidated entity as the full financial report.

It has been prepared on the basis of historical costs and, except where stated, does not take into account changing money values or current valuations of non-current assets.

These accounting policies have been consistently applied by each entity in the consolidated entity and are consistent with those of the previous year.

Where necessary, comparative information has been reclassified to achieve consistency in disclosure with current financial year amounts and other disclosures.

A full description of the accounting policies adopted by the consolidated entity may be found in the consolidated entity's full financial report.

	CONSOLIDATED 2003 $M	2002 $M
2. TOTAL REVENUE		
REVENUE FROM THE SALE OF GOODS	1,293.6	2,222.8
REVENUES FROM OTHER OPERATING ACTIVITIES		
DIVIDEND INCOME		
From shares in other companies	–	0.3
INTEREST RECEIVED OR DUE AND RECEIVABLE		
From related parties	3.3	2.5
From others	8.0	13.0
TOTAL REVENUE FROM OTHER OPERATING ACTIVITIES	11.3	15.8
REVENUE FROM OUTSIDE OPERATING ACTIVITIES		
Proceeds from the sale of non-current assets	15.2	12.1
Proceeds received from the sale of businesses and investments	–	939.7
TOTAL REVENUE FROM OUTSIDE OPERATING ACTIVITIES	15.2	951.8
TOTAL REVENUE	1,320.1	3,190.4
3. PROFIT/(LOSS) FROM ORDINARY ACTIVITIES BEFORE INCOME TAX EXPENSE		
INDIVIDUALLY SIGNIFICANT ITEMS INCLUDED IN PROFIT/(LOSS) FROM ORDINARY ACTIVITIES BEFORE INCOME TAX EXPENSE		
Write-down of receivable/investment	(6.1)	(99.9)
Write-down of Ansell Healthcare fixed assets	–	(63.1)
Net gain on sale of controlled entities and businesses	–	25.7
4. INCOME TAX EXPENSE ATTRIBUTABLE TO ORDINARY ACTIVITIES		
INDIVIDUALLY SIGNIFICANT INCOME TAX ITEMS INCLUDED IN INCOME TAX EXPENSE RELATING TO ORDINARY ACTIVITIES		
Write-off of tax balances attributable to Australian operations	–	15.2

97

	THE COMPANY	
	2003 $M	2002 $M
5. DIVIDENDS PAID AND DECLARED		
DIVIDENDS PAID		
No dividends were paid by the Company (2002 – Nil)	–	–
DIVIDENDS DECLARED		
Since the end of the financial year the Directors declared the following dividend:		
a final dividend of 11 cents, unfranked	20.5	–

The financial effect of this dividend has not been brought to account in the financial statements for the year ended 30 June 2003 and will be recognised in subsequent financial reports.

DIVIDEND FRANKING ACCOUNT

The balance of available franking credits in the franking account as at 30 June 2003 was Nil (2002 – Nil).

	CONSOLIDATED	
	2003 $M	2002 $M
6. ACCUMULATED LOSSES		
Accumulated losses at the beginning of the financial year	(417.0)	(289.9)
Transfer from/(to) reserves	21.4	(11.4)
Net profit/(loss) after income tax attributable to Ansell Limited shareholders	49.9	(115.8)
Overprovision of prior year dividend	–	0.1
ACCUMULATED LOSSES AT THE END OF THE FINANCIAL YEAR	(345.7)	(417.0)

	2003 $M	2002 $M
7. TOTAL EQUITY RECONCILIATION		
Total equity at the beginning of the financial year	876.0	1,066.2
Total changes in equity from non-owner related transactions attributable to Ansell Limited shareholders	(21.4)	(185.4)
Transactions with owners as owners:		
Contributions of equity	1.0	1.2
Share buy-back	(8.2)	–
Dividends	–	0.1
Total changes in outside equity interest	(2.9)	(6.1)
TOTAL EQUITY AT THE END OF THE FINANCIAL YEAR	844.5	876.0

98

8. NOTES TO THE INDUSTRY SEGMENTS REPORT

(A) OPERATING REVENUE

The Operating Revenue of Discontinued Businesses represents the external sales to the date of disposal and the cash received/receivable from the sale of such businesses (net of disposal costs).

(B) UNALLOCATED REVENUE AND COSTS

Represents costs of Statutory Head Office, part of the costs of Ansell Healthcare's Corporate Head Office and non-sales revenue.

(C) TAX

June 2002 includes the write-off of tax balances attributable to Australian operations of $15.2 million (US$7.9 million) and tax attributable to Discontinued Businesses.

(D) CASH

Cash also includes Accufix Pacing Leads restricted deposits.

(E) INTER-SEGMENT TRANSACTIONS

Significant inter-segment sales were made by Asia Pacific – $258.2 million (US$151.4 million) (2002 – $304.9 million; US$159.2 million) and Americas – $254.7million (US$149.4 million) (2002 – $188.3 million; US$98.3 million). Inter-segment sales are predominantly made at the same prices as sales to major customers. Operating Revenue is shown net of inter-segment values. Accordingly, the Operating Revenues shown in each segment reflect only the external sales made by that segment.

(F) INDUSTRY SEGMENTS

The consolidated entity comprises the following main business segments:

- Occupational Healthcare – manufacture and sale of occupational health and safety gloves.
- Professional Healthcare – manufacture and sale of medical, surgical and examination gloves for hand barrier protection and infection control.
- Consumer Healthcare – manufacture and sale of condoms, household gloves and other personal products.
- Discontinued Businesses – represents former Industry Segment businesses which have been sold or abandoned.

(G) REGIONS

The allocation of Operating Revenue and Operating Results reflect the geographical regions in which the products are sold to external customers. Assets Employed are allocated to the geographical regions in which the assets are located.

- Asia Pacific – manufacturing facilities in four countries and sales.
- Americas – manufacturing facilities in USA and Mexico and significant sales activity.
- Europe – principally a sales region with one manufacturing facility in the UK.

	2003 $M	2002 $M	2003 US$M	2002 US$M
(H) SEGMENT CAPITAL EXPENDITURE				
Occupational Healthcare	3.2	6.7	1.9	3.5
Professional Healthcare	8.6	12.7	5.0	6.6
Consumer Healthcare	3.4	1.5	2.0	0.8
Discontinued Businesses	–	12.0	–	6.3
(I) REGION CAPITAL EXPENDITURE				
Asia Pacific	10.1	13.6	5.9	7.1
Americas	4.2	5.3	2.5	2.8
Europe	0.9	2.0	0.5	1.0
(J) SEGMENT DEPRECIATION				
Occupational Healthcare	11.0	15.7	6.5	8.2
Professional Healthcare	15.5	18.8	9.1	9.8
Consumer Healthcare	4.8	5.6	2.8	2.9
Discontinued Businesses	–	11.1	–	5.8
(K) SEGMENT OTHER NON-CASH EXPENSES (EXCLUDING PROVISION FOR RATIONALISATION AND WRITE-DOWN OF ASSETS SEPARATELY DISCLOSED)				
Occupational Healthcare	8.3	8.9	4.9	4.6
Professional Healthcare	0.7	1.9	0.4	1.0
Consumer Healthcare	2.9	5.1	1.7	2.7
Discontinued Businesses	–	14.8	–	7.7

99

9. CONTINGENT LIABILITIES

INDEMNITIES AND GUARANTEES

Ansell Limited ('the Company') has previously entered into Deeds of Indemnity with each of the Directors of the Company and certain officers of controlled entities, in relation to liabilities that they may incur (other than to Group Companies) as Directors of the Company and Directors of certain controlled entities respectively, to the extent permitted by law and the Company's Constitution.

The Company has also guaranteed the performance of certain wholly-owned controlled entities which have negative shareholders' funds.

At this time, no liabilities the subject of any such indemnity or guarantee have been identified and, accordingly, it is not possible to quantify any financial obligation of the consolidated entity under these indemnities and of the Company pursuant to its guarantee.

ACCUFIX LITIGATION

Claims have been made against certain Group Companies in a number of jurisdictions relating to the Accufix Pacing Leads manufactured by Accufix Research Institute, Inc. (formerly TPLC) ('ARI').

As at 30 June 2003, all lawsuits have been concluded with the exception of three lawsuits which remain outstanding in France in relation to the Accufix Pacing Leads: one involving three individual claimants, and two recently initiated actions one of which involves eight claimants, the other involving only one claimant.

In addition, claims may still be made by any of the 150 persons who opted out of the class settlement in the United States.

As at 30 June 2003, the balance of the provisions made for settlements (approximately $14.5 million) is considered adequate to address any remaining liability of members of the Ansell Group to claims made by individuals with respect to the manufacture of the Accufix Pacing Leads.

LATEX ALLERGY LITIGATION

Proceedings have been brought against various Group Companies (the 'Ansell Defendants') in the United States and Australia in relation to exposure to natural rubber latex gloves.

As at 30 June 2003, there were approximately 313 such cases pending against one or more of the Ansell Defendants. Ansell Limited is no longer a defendant in any cases in the United States.

The Australian Competition and Consumer Commission has instituted legal action against the Company alleging breaches of the Trade Practices Act relating to the labelling and packaging of natural rubber latex gloves. The Company is vigorously defending this litigation.

BUSINESS AND ASSET SALES

The Company and various Group Companies have, as part of the Group's asset and business sale program, provided warranties, indemnities and other undertakings and, in some instances, the Company has guaranteed the warranties, indemnities and other obligations of various Group Companies, to the purchasers of Group assets and businesses.

At this time, it is not possible to quantify the potential financial impact of those warranties, indemnities, undertakings or guarantees upon the economic entity.

From time to time, the Company has received notices from purchasers of its businesses pursuant to the relevant sale agreements.

Simplot Australia Pty Ltd has instituted proceedings against the Company and other Group Companies in the Supreme Court of Victoria in relation to the sale of the Edgell-Bird's Eye and Herbert Adams Bakeries businesses. The matter is scheduled to be heard in March 2004. The Company denies all of the allegations made against it and is continuing to strenuously defend the claim.

No other formal proceedings have been initiated and, accordingly, it is not possible at this time to quantify the potential financial impact on the Group.

10. CONTINGENT ASSETS

EXIDE CORPORATION

US legal proceedings are continuing against entities in the Exide Group that have not filed for bankruptcy ('Non-bankrupt Entities'), to recover amounts due to the Ansell Group in connection with the sale of the GNB business. These proceedings have been joined with the Exide Technologies bankruptcy case. The Ansell Group has opposed this joinder, and is seeking a motion to have the proceedings remitted to the Illinois State Court. The Ansell Group will continue to aggressively pursue recovery of the amounts owed by the Non-bankrupt Entities, including the separation of these claims from Exide Technologies bankruptcy case.

11. ENVIRONMENTAL MATTERS

The Company and various Group Companies as the occupiers of property receive, from time to time, notices from relevant authorities pursuant to various environmental legislation. On receiving such notices, the Company evaluates potential remediation options and the associated costs.
At this time, the Company does not believe that the potential financial impact of such remediation upon the economic entity is material.

In the ordinary course of business, the Ansell Group has maintained comprehensive general liability insurance policies covering its operations and assets. Generally such policies exclude coverage for most environmental liabilities.

12. EVENT AFTER BALANCE DATE

Since the end of the financial year, Simplot Australia Pty. Ltd. ('Simplot'), the Company and other Group Companies have entered into an agreement to settle the claims previously instituted by Simplot in the Supreme Court of Victoria that were outstanding during, and at the end of, the financial year.

Directors' Declaration

In the opinion of the Directors of Ansell Limited, the accompanying concise financial report of the consolidated entity, comprising Ansell Limited and its controlled entities for the year ended 30 June 2003, set out on pages 27 to 37:

(a) has been derived from or is consistent with the financial report for the financial year; and

(b) complies with Accounting Standard AASB 1039 'Concise Financial Reports'.

Signed in accordance with a resolution of the Directors:

Edward D Tweddell
Director

Harry Boon
Director

Dated in Melbourne this 1st day of September 2003

Independent Audit Report on Concise Financial Report

To the members of Ansell Limited,

Scope

We have audited the concise financial report of Ansell Limited and its controlled entities for the financial year ended 30 June 2003, consisting of the statement of financial performance, statement of financial position, statement of cash flows, industry segments, accompanying notes 1 to 12, and the accompanying discussion and analysis on the statement of financial performance, statement of financial position and statement of cash flows, set out on pages 27 to 37 in order to express an opinion on it to the members of the Company. The Company's Directors are responsible for the concise financial report.

Our audit has been conducted in accordance with Australian Auditing Standards to provide reasonable assurance whether the concise financial report is free of material misstatement. We have also performed an independent audit of the full financial report of Ansell Limited and its controlled entities for the year ended 30 June 2003.

Our audit report on the full financial report was signed on 1 September 2003, and was not subject to any qualification.

Our procedures in respect of the audit of the concise financial report included testing that the information in the concise financial report is consistent with the full financial report and examination, on a test basis, of evidence supporting the amounts, discussion and analysis, and other disclosures which were not directly derived from the full financial report. These procedures have been undertaken to form an opinion whether, in all material respects, the concise financial report is presented fairly in accordance with Accounting Standard AASB 1039 'Concise Financial Reports' issued in Australia.

The audit opinion expressed in this report has been formed on the above basis.

Audit opinion

In our opinion the concise financial report of Ansell Limited and its controlled entities for the year ended 30 June 2003 complies with AASB 1039 'Concise Financial Reports' issued in Australia.

KPMG

KPMG

William J Stevens
Partner

Dated in Melbourne this 1st day of September 2003

101

Shareholders

Details of quoted shares held in Ansell Limited as at 20 August 2003.

DISTRIBUTION OF ORDINARY SHAREHOLDERS AND SHAREHOLDINGS

SIZE OF HOLDING	NUMBER OF SHAREHOLDERS		NUMBER OF SHARES	
1 – 1,000	49,394*	82.48	17,638,800	9.51
1,001 – 5,000	9,374	15.65	19,027,274	10.26
5,001 – 10,000	737	1.23	5,260,898	2.84
10,001 – 100,000	327	0.55	8,309,360	4.48
100,001 AND OVER	51	0.09	135,184,118	72.91
	59,883	100%	185,420,450	100%

* Including 1,962 shareholders holding a parcel of shares of less than $500 in value (75 shares), based on market price of $6.71.

Percentage of the total holding of the 20 largest shareholders – 68.59 per cent.

In addition to the foregoing, there were 2,080 members of the Employee Share Plan, holding 210,679 shares, and 872 members of the Executive Share Plan, whose shares are paid to one cent each, holding 920,100 Plan shares.

Voting rights as governed by the Constitution of the Company provide that each ordinary shareholder present in person or by proxy at a meeting shall have:

(a) on a show of hands, one vote only;

(b) on a poll, one vote for every fully paid ordinary share held.

TWENTY LARGEST SHAREHOLDERS	NO. OF FULLY PAID SHARES	% OF ISSUED CAPITAL
National Nominees Limited	45,884,734	24.75
Westpac Custodian Nominees Limited	18,917,639	10.20
RBC Global Services Australia Nominees Pty Limited (PIPOOLED A/C)	13,261,873	7.15
J P Morgan Nominees Australia Limited	12,542,278	6.76
Queensland Investment Corporation	7,520,080	4.06
RBC Global Services Australia Nominees Pty Limited	5,964,996	3.22
Commonwealth Custodial Services Limited	4,652,307	2.51
Cogent Nominees Pty Limited	3,028,101	1.63
Citicorp Nominees Pty Limited	3,017,984	1.63
RBC Global Services Australia Nominees Pty Limited (PIIC A/C)	2,301,409	1.24
AMP Life Limited	1,698,075	0.92
De Bortoli Wines Pty Limited	1,679,327	0.91
ANZ Nominees Limited	1,201,353	0.65
Westpac Custodian Nominees Limited (ADR A/C)	1,199,120	0.65
Caledonia Investments Limited	974,430	0.53
Permanent Trustee Australia Limited (PAR0006 A/C)	937,154	0.51
HSBC Custody Nominees (Australia) Limited	625,948	0.34
Government Superannuation Office (A/C State Super Fund)	614,009	0.33
RBC Global Services Australia Nominees Pty Limited (BKCUST A/C)	550,000	0.30
Cogent Nominees Pty Limited (SMP Accounts)	549,726	0.30
	127,120,543	68.59

REGISTER OF SUBSTANTIAL SHAREHOLDERS

The names of substantial shareholders in the Company and the number of fully paid ordinary shares in which each has an interest, as disclosed in substantial shareholder notices to the Company on the respective dates shown, are as follows:

7 November 2002	Maple-Brown Abbott Limited	20,954,605	11.24%
15 August 2003	Harris Associates L.P.	16,840,730	9.06%
15 August 2003	Perpetual Trustees Australia Limited	18,274,579	9.83%
21 August 2003*	Shamrock Holdings of California Inc. and its related bodies corporate	18,937,905	10.19%

* Advice of change in substantial shareholding was received from Shamrock Holdings of California Inc. subsequent to the table of 20 largest shareholders being compiled.

102

Investor Information

ANNUAL REPORT

Ansell's Annual Report consists of two documents – the Annual Review 2003 (incorporating the concise financial report to shareholders) and the Financial Report 2003. The Annual Review details the Company's operations and provides a summary of the financial statements. The financial statements and disclosures in the concise financial report have been derived from the Ansell Limited Financial Report 2003. A more complete understanding of the Company's financial performance, financial position and financing and investing activities can be obtained from the Financial Report.

All shareholders are entitled to receive a copy of the Annual Review. Those who do not wish to receive a copy of the Annual Review can have their name deleted from the mailing list by advising the Company in writing. A copy of the Financial Report of the Company and its Controlled Entities is available and will be sent to shareholders, free of charge, on request.

Alternatively, shareholders can access the Financial Report 2003 and other information on the Company and its activities on the internet from Ansell's website at www.ansell.com

CHANGE OF ADDRESS

Shareholders should notify the Company in writing immediately there is a change to their registered address. For added protection, shareholders should quote their Securityholder Reference Number (SRN) or Holder Identification Number (HIN).

DIVIDEND

A final dividend of 11.0 cents per share will be paid on 9 October 2003 to shareholders registered on 18 September 2003. The dividend will be unfranked.

Australian shareholders may elect to have cash dividends paid directly into any bank, building society or credit union account in Australia. Shareholders with registered addresses in New Zealand, the UK or the US who receive cash dividends may elect to be paid by cheque in their respective currencies. Shareholders with a registered address in Canada can receive their dividends in US dollars.

COMPANY DIRECTORY

The Annual Review, and the Company's website, are the main sources of information for investors. Shareholders who wish to contact the Company on any matter relating to its activities are invited to contact the most convenient office listed below, or contact the Company via its website at www.ansell.com

AUSTRALIA

Att: Investor Relations
Ansell Limited
Level 3
678 Victoria Street
Richmond VIC 3121
Telephone (+61 3) 9270 7270
Facsimile (+61 3) 9270 7300
Email shareholderenquiries@ap.ansell.com

UNITED STATES

Att: Mr Phil Corke
Ansell Limited
200 Schulz Drive
Red Bank NJ 07701
Telephone (+1 732) 345 5400
Facsimile (+1 732) 219 5114
Email pcorke@ansell.com

ENQUIRIES

Shareholders requiring information about their shareholdings should contact the Company's registry at:

Computershare Investor Services Pty Limited
GPO Box 2975
Melbourne VIC 3001
Australia
Telephone (+61 3) 9611 5711
Facsimile (+61 3) 9611 5710
Shareholder Enquiries 1300 850 505

Or visit their website (www.computershare.com), where shareholder information can be accessed by clicking on 'Investors' and providing a Security Holder Number (SRN) or HIN, Family or Business name and Postcode.

LISTINGS

Ansell's shares (Ticker Symbol ANN) are listed on the Australian, New Zealand and London stock exchanges. In the US, Ansell shares are traded in the form of American Depositary Receipts (ADRs) on NASDAQ. Each ADR unit represents four ordinary Ansell shares. Cash dividends for ADRs are paid in US dollar denominated cheques and stock dividends are issued in the form of ADRs by the administrator of the program. ADR investors requiring information concerning their shareholding should contact:

JPMorgan Service Center
P O Box 43013
Providence RI 02940-3013 USA
US Toll Free (800) 990 1135
Telephone (+1 781) 575 4328
Facsimile (+1 781) 575 4088
Email adr@jpmorgan.com

FINANCIAL CALENDAR – 2004

11 February 2004
Announcement of result for half-year ending 31 December 2003

11 August 2004
Announcement of result for year ending 30 June 2004

14 October 2004
Annual General Meeting

103

Ansell Offices

REGISTERED OFFICE
Ansell Limited
ABN 89 004 085 330
Level 3, 678 Victoria Street
Richmond VIC 3121
Australia
Telephone (+61 3) 9270 7270
Facsimile (+61 3) 9270 7300
Email shareholderenquiries@ap.ansell.com

Secretary
Robert J Bartlett

Auditors
KPMG

Lawyers
Freehills

OPERATIONAL HEADQUARTERS
Ansell Healthcare
200 Schulz Drive
Red Bank NJ 07701
USA
Telephone (+1 732) 345 5400
Facsimile (+1 732) 219 5114

REGIONAL MARKETING & SALES

Europe
Ansell Healthcare
Riverside Business Park
'Spey House'
Internationalelaan 55
1070 Brussels
Telephone (+32 2) 528 7501
Facsimile (+32 2) 528 7401

Americas
Ansell Healthcare
200 Schulz Drive
Red Bank NJ 07701
USA
Telephone (+1 732) 345 5400
Facsimile (+1 732) 219 5114

Asia Pacific
Ansell Healthcare
Level 3, 678 Victoria Street
Richmond VIC 3121
Australia
Telephone (+61 3) 9270 7270
Facsimile (+61 3) 9270 7330

Senior Management

Harry Boon
Managing Director & Chief Executive Officer, Ansell Limited
(Red Bank)

Robert Bartlett
Company Secretary & General Manager – Corporate
(Richmond)

Phil Corke
Senior Vice-President, Human Resources & Communications
(Red Bank)

Duane Dickson
Head of Global Marketing & Program Director, *Operation Full Potential*
(Red Bank)

Werner Heintz
Senior Vice-President & Regional Director, Europe
(Brussels)

Rustom Jilla
Senior Vice-President & Chief Financial Officer
(Red Bank)

Neil O'Donnell
Senior Vice-President & Regional Director, Asia Pacific
(Richmond)

Scott Papier
Vice-President Global Supply & Logistics
(Red Bank)

William Reed
Senior Vice-President & Regional Director, Americas
(Red Bank)

William Reilly
Senior Vice-President & General Counsel
(Red Bank)

Peter Soszyn
Senior Vice-President & Chief Information Officer
(Red Bank)

Rainer Wolf
Head of Global Manufacturing
(Shah Alam, Malaysia)

Gwynne Woodward
Senior Vice-President Risk Management
(Red Bank)

Dr Michael Zedalis
Senior Vice-President Science & Technology
(Red Bank)

A complete copy of the financial statements can be obtained from the Ansell website www.ansell.com

Designed and produced by Amanda Roach Design

Ansell

ANSELL LIMITED ABN 89 004 085 330

Level 3, 678 Victoria Street, MELBOURNE VIC 3121. Fax 61 3 9270 7300

Mark this box with an 'X' if you have made any changes to your address details (see reverse) ☐

Proxy Form

All correspondence to:
Computershare Investor Services Pty Limited
GPO Box 242 Melbourne
Victoria 3001 Australia
Enquiries (within Australia) 1300 850 505
(outside Australia) 61 3 9615 5970
Facsimile 61 3 9473 2555
www.computershare.com

SAMPLE CUSTOMER
SAMPLE STREET
SAMPLE STREET
SAMPLE STREET
SAMPLE STREET
SAMPLETOWN TAS 7000

Securityholder Reference Number (SRN)

ASX

Appointment of Proxy

I/We being a member/s of Ansell Limited and entitled to attend and vote hereby appoint

☐ the Chairman of the Meeting (mark with an 'X') OR [ ] Write here the name of the person you are appointing if this person is someone other than the Chairman of the Meeting.

as my/our proxy to vote in accordance with the following directions or failing the person named, or if no person is named, the Chairman of the Meeting, at the Annual General Meeting of Ansell Limited to be held at 10.00am on Thursday, 9 October 2003 and at any adjournment or postponement of that meeting.

Voting directions to your proxy - please mark X to indicate your directions

Ordinary Business - Election of Directors

		For	Against	Abstain**
Item 2.(a)	To elect Mr L D Crandall as a Director			
Item 2.(b)	To re-elect Mr H J Elliott as a Director			

** **Should you wish to direct your proxy how to vote or abstain from voting on any resolution please insert a mark in the appropriate box.** If you mark the abstain box for a particular item, you are directing your proxy not to vote on your behalf on a show of hands or on a poll, and your shares will not be counted in computing the required majority on a poll. The Chairman of the Meeting intends to vote undirected proxies in favour of each of the items of Business on the Notice of Meeting.

Appointing a second Proxy

I/We wish to appoint a second proxy

Mark with an 'X' if you wish to appoint a second proxy. AND % OR State the percentage of your voting rights or the number of securities for this Proxy Form.

PLEASE SIGN HERE

This section *must* be signed in accordance with the instructions overleaf to enable your directions to be implemented.

Individual or Securityholder 1	Securityholder 2	Securityholder 3
Sole Director and Sole Company Secretary	Director	Director/Company Secretary

Contact Name ______ Contact Daytime Telephone ______ Date / /

ANN 1PR 004180V_007DRB

How to complete this Proxy Form

1 Your Name and Address

This is your name and address as it appears on the share register of Ansell Limited. If this information is incorrect, please mark the box and make the correction on the form. Shareholders sponsored by a broker should advise their broker of any changes. **Please note, you cannot change ownership of your shares using this form.**

2 Appointment of a Proxy

If you wish to appoint the Chairman of the Meeting as your proxy, mark the box. If the person you wish to appoint as your proxy is someone other than the Chairman of the Meeting please write the name of that person. If you leave this section blank, or your named proxy does not attend the meeting, the Chairman of the Meeting will be your proxy and vote on your behalf. A proxy need not be a shareholder of Ansell Limited.

3 Votes on Items of Business

You may direct your proxy how to vote by placing a mark in one of the three boxes opposite each item of business. All your shares will be voted in accordance with such a direction unless you indicate only a portion of voting rights are to be voted on any item by inserting the percentage or number of shares you wish to vote in the appropriate box or boxes. If you do not mark any of the boxes on a given item, your proxy may vote as he or she chooses. If you mark more than one box on an item your vote on that item will be invalid.

4 Appointment of a Second Proxy

If you wish to appoint a second proxy, an additional Proxy Form may be obtained by telephoning the share registry of Ansell Limited on 1300 850 505 within Australia or 61 3 9615 5970 for overseas or you may copy this form.

Where more than one proxy is appointed, neither proxy is entitled to vote on a show of hands.

To appoint a second proxy you must:

(a) indicate that you wish to appoint a second proxy by marking the box.
(b) on each of the first Proxy Form and the second Proxy Form state the percentage of your voting rights or number of shares applicable to that form. If the appointment does not specify the percentage or number of the shareholders' voting rights each proxy may exercise, each proxy may exercise half the votes.
(c) return both forms together in the same envelope.

5 Authorised Signature(s)

You must sign this form as follows in the spaces provided:

Individuals:	where the holding is in one name, the shareholder must sign.
Joint Holding:	where the holding is in more than one name all of the shareholders must sign.
Power of Attorney:	to sign under Power of Attorney, you must have already lodged it with the registry. If you have not previously lodged this document for notation, please attach a certified photocopy of the Power of Attorney to this form when you return it.
Companies:	this form must be executed in accordance with section 127 of the Corporations Act 2001 or signed by an authorised officer or attorney.

If a representative of the corporation is to attend the meeting the appropriate "Certificate of Appointment of Representative" should be produced prior to admission. A form of the certificate may be obtained from the Company's share registry.

Lodgement of Proxy

This Proxy Form (and any Power of Attorney under which it is signed) must be received not later than 10.00am on Tuesday, 7 October 2003. Any Proxy Form received after that time will not be valid for the scheduled meeting.

Documents may be lodged using the reply paid envelope or:

- by posting, delivery or facsimile to Ansell Limited share registry at the address opposite, or
- by delivery or facsimile to the Registered Office of Ansell Limited

Ansell Limited share registry
Computershare Investor Services Pty Limited
GPO Box 242
Melbourne Victoria 3001
Australia
Facsimile 61 3 9473 2555

004190 V_007DRB

Ansell

ANSELL LIMITED ABN 89 004 085 330

Level 3, 678 Victoria Street, MELBOURNE VIC 3121. Fax 61 3 9270 7300

Mark this box with an 'X' if you have made any changes to your address details (see reverse)

Proxy Form

All correspondence to:
Computershare Investor Services Pty Limited
GPO Box 242 Melbourne
Victoria 3001 Australia
Enquiries (within Australia) 1300 850 505
(outside Australia) 61 3 9615 5970
Facsimile 61 3 9473 2555
www.computershare.com

SAMPLE CUSTOMER
SAMPLE STREET
SAMPLE STREET
SAMPLE STREET
SAMPLE STREET
SAMPLETOWN TAS 7000

Securityholder Reference Number (SRN)

ASX

Appointment of Proxy

I/We being a member/s of Ansell Limited and entitled to attend and vote hereby appoint

the Chairman of the Meeting (mark with an 'X') OR

Write here the name of the person you are appointing if this person is **someone other than** the Chairman of the Meeting.

as my/our proxy to vote in accordance with the following directions or failing the person named, or if no person is named, the Chairman of the Meeting, at the Annual General Meeting of Ansell Limited to be held at 10.00am on Thursday, 9 October 2003 and at any adjournment or postponement of that meeting.

Voting directions to your proxy - please mark X to indicate your directions

Ordinary Business - Election of Directors

		For	Against	Abstain**
Item 2.(a)	To elect Mr L D Crandall as a Director			
Item 2.(b)	To re-elect Mr H J Elliott as a Director			

** **Should you wish to direct your proxy how to vote or abstain from voting on any resolution please insert a mark in the appropriate box.** If you mark the abstain box for a particular item, you are directing your proxy not to vote on your behalf on a show of hands or on a poll, and your shares will not be counted in computing the required majority on a poll. The Chairman of the Meeting intends to vote undirected proxies in favour of each of the items of Business on the Notice of Meeting.

Appointing a second Proxy

I/We wish to appoint a second proxy

Mark with an 'X' if you wish to appoint a second proxy. AND % OR

State the percentage of your voting rights or the number of securities for this Proxy Form.

PLEASE SIGN HERE

This section *must* be signed in accordance with the instructions overleaf to enable your directions to be implemented.

Individual or Securityholder 1	Securityholder 2	Securityholder 3
Sole Director and Sole Company Secretary	Director	Director/Company Secretary

Contact Name | Contact Daytime Telephone | Date / /

ANN 1PR

004190 V_007DRB

How to complete this Proxy Form

1 Your Name and Address

This is your name and address as it appears on the share register of Ansell Limited. If this information is incorrect, please mark the box and make the correction on the form. Shareholders sponsored by a broker should advise their broker of any changes. **Please note, you cannot change ownership of your shares using this form.**

2 Appointment of a Proxy

If you wish to appoint the Chairman of the Meeting as your proxy, mark the box. If the person you wish to appoint as your proxy is someone other than the Chairman of the Meeting please write the name of that person. If you leave this section blank, or your named proxy does not attend the meeting, the Chairman of the Meeting will be your proxy and vote on your behalf. A proxy need not be a shareholder of Ansell Limited.

3 Votes on Items of Business

You may direct your proxy how to vote by placing a mark in one of the three boxes opposite each item of business. All your shares will be voted in accordance with such a direction unless you indicate only a portion of voting rights are to be voted on any item by inserting the percentage or number of shares you wish to vote in the appropriate box or boxes. If you do not mark any of the boxes on a given item, your proxy may vote as he or she chooses. If you mark more than one box on an item your vote on that item will be invalid.

4 Appointment of a Second Proxy

If you wish to appoint a second proxy, an additional Proxy Form may be obtained by telephoning the share registry of Ansell Limited on 1300 850 505 within Australia or 61 3 9615 5970 for overseas or you may copy this form.

Where more than one proxy is appointed, neither proxy is entitled to vote on a show of hands.

To appoint a second proxy you must:

(a) indicate that you wish to appoint a second proxy by marking the box.
(b) on each of the first Proxy Form and the second Proxy Form state the percentage of your voting rights or number of shares applicable to that form. If the appointment does not specify the percentage or number of the shareholders' voting rights each proxy may exercise, each proxy may exercise half the votes.
(c) return both forms together in the same envelope.

5 Authorised Signature(s)

You must sign this form as follows in the spaces provided:

Individuals:	where the holding is in one name, the shareholder must sign.
Joint Holding:	where the holding is in more than one name all of the shareholders must sign.
Power of Attorney:	to sign under Power of Attorney, you must have already lodged it with the registry. If you have not previously lodged this document for notation, please attach a certified photocopy of the Power of Attorney to this form when you return it.
Companies:	this form must be executed in accordance with section 127 of the Corporations Act 2001 or signed by an authorised officer or attorney.

If a representative of the corporation is to attend the meeting the appropriate "Certificate of Appointment of Representative" should be produced prior to admission. A form of the certificate may be obtained from the Company's share registry.

Lodgement of Proxy

This Proxy Form (and any Power of Attorney under which it is signed) must be received not later than 10.00am on Tuesday, 7 October 2003. Any Proxy Form received after that time will not be valid for the scheduled meeting.

Documents may be lodged using the reply paid envelope or:

- by posting, delivery or facsimile to Ansell Limited share registry at the address opposite, or
- by delivery or facsimile to the Registered Office of Ansell Limited

Ansell Limited share registry
Computershare Investor Services Pty Limited
GPO Box 242
Melbourne Victoria 3001
Australia
Facsimile 61 3 9473 2555

004190 V_007DR8

Ansell

ANSELL LIMITED ABN 89 004 085 330

Level 3, 678 Victoria Street, MELBOURNE VIC 3121. Fax 61 3 9270 7300

Mark this box with an 'X' if you have made any changes to your address details (see reverse) ☐

Proxy Form

All correspondence to:
Computershare Investor Services Pty Limited
GPO Box 242 Melbourne
Victoria 3001 Australia
Enquiries (within Australia) 1300 850 505
(outside Australia) 61 3 9615 5970
Facsimile 61 3 9473 2555
www.computershare.com

SAMPLE CUSTOMER
SAMPLE STREET
SAMPLE STREET
SAMPLE STREET
SAMPLE STREET
SAMPLETOWN TAS 7000

Securityholder Reference Number (SRN)

ASX

Appointment of Proxy

I/We being a member/s of Ansell Limited and entitled to attend and vote hereby appoint

☐ the Chairman of the Meeting (mark with an 'X') **OR** ____________________ Write here the name of the person you are appointing if this person is **someone other than** the Chairman of the Meeting.

as my/our proxy to vote in accordance with the following directions or failing the person named, or if no person is named, the Chairman of the Meeting, at the Annual General Meeting of Ansell Limited to be held at 10.00am on Thursday, 9 October 2003 and at any adjournment or postponement of that meeting.

Voting directions to your proxy - please mark X to indicate your directions

Ordinary Business - Election of Directors

		For	Against	Abstain**
Item 2.(a)	To elect Mr L D Crandall as a Director			
Item 2.(b)	To re-elect Mr H J Elliott as a Director			

**** Should you wish to direct your proxy how to vote or abstain from voting on any resolution please insert a mark in the appropriate box.** If you mark the abstain box for a particular item, you are directing your proxy not to vote on your behalf on a show of hands or on a poll, and your shares will not be counted in computing the required majority on a poll. The Chairman of the Meeting intends to vote undirected proxies in favour of each of the items of Business on the Notice of Meeting.

Appointing a second Proxy

I/We wish to appoint a second proxy

Mark with an 'X' if you wish to appoint a second proxy. **AND** % **OR** State the percentage of your voting rights or the number of securities for this Proxy Form.

PLEASE SIGN HERE

This section *must* be signed in accordance with the instructions overleaf to enable your directions to be implemented.

Individual or Securityholder 1	Securityholder 2	Securityholder 3
Sole Director and Sole Company Secretary	Director	Director/Company Secretary

Contact Name ____________ Contact Daytime Telephone ____________ Date / /

ANN 1PR

004190 V_007DRB

How to complete this Proxy Form

1 **Your Name and Address**
This is your name and address as it appears on the share register of Ansell Limited. If this information is incorrect, please mark the box and make the correction on the form. Shareholders sponsored by a broker should advise their broker of any changes. **Please note, you cannot change ownership of your shares using this form.**

2 **Appointment of a Proxy**
If you wish to appoint the Chairman of the Meeting as your proxy, mark the box. If the person you wish to appoint as your proxy is someone other than the Chairman of the Meeting please write the name of that person. If you leave this section blank, or your named proxy does not attend the meeting, the Chairman of the Meeting will be your proxy and vote on your behalf. A proxy need not be a shareholder of Ansell Limited.

3 **Votes on Items of Business**
You may direct your proxy how to vote by placing a mark in one of the three boxes opposite each item of business. All your shares will be voted in accordance with such a direction unless you indicate only a portion of voting rights are to be voted on any item by inserting the percentage or number of shares you wish to vote in the appropriate box or boxes. If you do not mark any of the boxes on a given item, your proxy may vote as he or she chooses. If you mark more than one box on an item your vote on that item will be invalid.

4 **Appointment of a Second Proxy**
If you wish to appoint a second proxy, an additional Proxy Form may be obtained by telephoning the share registry of Ansell Limited on 1300 850 505 within Australia or 61 3 9615 5970 for overseas or you may copy this form.

Where more than one proxy is appointed, neither proxy is entitled to vote on a show of hands.

To appoint a second proxy you must:
(a) indicate that you wish to appoint a second proxy by marking the box.
(b) on each of the first Proxy Form and the second Proxy Form state the percentage of your voting rights or number of shares applicable to that form. If the appointment does not specify the percentage or number of the shareholders' voting rights each proxy may exercise, each proxy may exercise half the votes.
(c) return both forms together in the same envelope.

5 **Authorised Signature(s)**
You must sign this form as follows in the spaces provided:

Individuals:	where the holding is in one name, the shareholder must sign.
Joint Holding:	where the holding is in more than one name all of the shareholders must sign.
Power of Attorney:	to sign under Power of Attorney, you must have already lodged it with the registry. If you have not previously lodged this document for notation, please attach a certified photocopy of the Power of Attorney to this form when you return it.
Companies:	this form must be executed in accordance with section 127 of the Corporations Act 2001 or signed by an authorised officer or attorney.

If a representative of the corporation is to attend the meeting the appropriate "Certificate of Appointment of Representative" should be produced prior to admission. A form of the certificate may be obtained from the Company's share registry.

Lodgement of Proxy
This Proxy Form (and any Power of Attorney under which it is signed) must be received not later than 10.00am on Tuesday, 7 October 2003. Any Proxy Form received after that time will not be valid for the scheduled meeting.

Documents may be lodged using the reply paid envelope or:
- by posting, delivery or facsimile to Ansell Limited share registry at the address opposite, or
- by delivery or facsimile to the Registered Office of Ansell Limited

Ansell Limited share registry
Computershare Investor Services Pty Limited
GPO Box 242
Melbourne Victoria 3001
Australia
Facsimile 61 3 9473 2555

004190 V_007DRB

Ansell

Proxy Form

ANSELL LIMITED ABN 89 004 085 330

Level 3, 678 Victoria Street, MELBOURNE VIC 3121. Fax 61 3 9270 7300

Mark this box with an 'X' if you have made any changes to your address details (see reverse) ☐

All correspondence to:
Computershare Investor Services Pty Limited
GPO Box 242 Melbourne
Victoria 3001 Australia
Enquiries (within Australia) 1300 850 505
(outside Australia) 61 3 9615 5970
Facsimile 61 3 9473 2555
www.computershare.com

SAMPLE CUSTOMER
SAMPLE STREET
SAMPLE STREET
SAMPLE STREET
SAMPLE STREET
SAMPLETOWN TAS 7000

Securityholder Reference Number (SRN)

ASX

Appointment of Proxy

I/We being a member/s of Ansell Limited and entitled to attend and vote hereby appoint

☐ the Chairman of the Meeting (mark with an 'X') OR ☐ Write here the name of the person you are appointing if this person is someone other than the Chairman of the Meeting.

as my/our proxy to vote in accordance with the following directions or failing the person named, or if no person is named, the Chairman of the Meeting, at the Annual General Meeting of Ansell Limited to be held at 10.00am on Thursday, 9 October 2003 and at any adjournment or postponement of that meeting.

Voting directions to your proxy - please mark X to indicate your directions

Ordinary Business - Election of Directors		For	Against	Abstain**
Item 2.(a)	To elect Mr L D Crandall as a Director			
Item 2.(b)	To re-elect Mr H J Elliott as a Director			

** Should you wish to direct your proxy how to vote or abstain from voting on any resolution please insert a mark in the appropriate box. If you mark the abstain box for a particular item, you are directing your proxy not to vote on your behalf on a show of hands or on a poll, and your shares will not be counted in computing the required majority on a poll. The Chairman of the Meeting intends to vote undirected proxies in favour of each of the items of Business on the Notice of Meeting.

Appointing a second Proxy

I/We wish to appoint a second proxy

Mark with an 'X' if you wish to appoint a second proxy. AND % OR State the percentage of your voting rights or the number of securities for this Proxy Form.

PLEASE SIGN HERE

This section *must* be signed in accordance with the instructions overleaf to enable your directions to be implemented.

Individual or Securityholder 1	Securityholder 2	Securityholder 3
Sole Director and Sole Company Secretary	Director	Director/Company Secretary

Contact Name ______ Contact Daytime Telephone ______ Date / /

ANN 1PR 004190 V_007DR8

How to complete this Proxy Form

1 **Your Name and Address**
This is your name and address as it appears on the share register of Ansell Limited. If this information is incorrect, please mark the box and make the correction on the form. Shareholders sponsored by a broker should advise their broker of any changes. **Please note, you cannot change ownership of your shares using this form.**

2 **Appointment of a Proxy**
If you wish to appoint the Chairman of the Meeting as your proxy, mark the box. If the person you wish to appoint as your proxy is someone other than the Chairman of the Meeting please write the name of that person. If you leave this section blank, or your named proxy does not attend the meeting, the Chairman of the Meeting will be your proxy and vote on your behalf. A proxy need not be a shareholder of Ansell Limited.

3 **Votes on Items of Business**
You may direct your proxy how to vote by placing a mark in one of the three boxes opposite each item of business. All your shares will be voted in accordance with such a direction unless you indicate only a portion of voting rights are to be voted on any item by inserting the percentage or number of shares you wish to vote in the appropriate box or boxes. If you do not mark any of the boxes on a given item, your proxy may vote as he or she chooses. If you mark more than one box on an item your vote on that item will be invalid.

4 **Appointment of a Second Proxy**
If you wish to appoint a second proxy, an additional Proxy Form may be obtained by telephoning the share registry of Ansell Limited on 1300 850 505 within Australia or 61 3 9615 5970 for overseas or you may copy this form.

Where more than one proxy is appointed, neither proxy is entitled to vote on a show of hands.

To appoint a second proxy you must:
(a) indicate that you wish to appoint a second proxy by marking the box.
(b) on each of the first Proxy Form and the second Proxy Form state the percentage of your voting rights or number of shares applicable to that form. If the appointment does not specify the percentage or number of the shareholders' voting rights each proxy may exercise, each proxy may exercise half the votes.
(c) return both forms together in the same envelope.

5 **Authorised Signature(s)**
You must sign this form as follows in the spaces provided:

Individuals:	where the holding is in one name, the shareholder must sign.
Joint Holding:	where the holding is in more than one name all of the shareholders must sign.
Power of Attorney:	to sign under Power of Attorney, you must have already lodged it with the registry. If you have not previously lodged this document for notation, please attach a certified photocopy of the Power of Attorney to this form when you return it.
Companies:	this form must be executed in accordance with section 127 of the Corporations Act 2001 or signed by an authorised officer or attorney.

If a representative of the corporation is to attend the meeting the appropriate "Certificate of Appointment of Representative" should be produced prior to admission. A form of the certificate may be obtained from the Company's share registry.

Lodgement of Proxy
This Proxy Form (and any Power of Attorney under which it is signed) must be received not later than 10.00am on Tuesday, 7 October 2003. Any Proxy Form received after that time will not be valid for the scheduled meeting.

Documents may be lodged using the reply paid envelope or:
- by posting, delivery or facsimile to Ansell Limited share registry at the address opposite, or
- by delivery or facsimile to the Registered Office of Ansell Limited

Ansell Limited share registry
Computershare Investor Services Pty Limited
GPO Box 242
Melbourne Victoria 3001
Australia
Facsimile 61 3 9473 2555

004180 V_007DR8

Ansell

Proxy Form

ANSELL LIMITED ABN 89 004 085 330
Level 3, 678 Victoria Street, MELBOURNE VIC 3121. Fax 61 3 9270 7300

Mark this box with an 'X' if you have made any changes to your address details (see reverse) ☐

All correspondence to:
Computershare Investor Services Pty Limited
GPO Box 242 Melbourne
Victoria 3001 Australia
Enquiries (within Australia) 1300 850 505
(outside Australia) 61 3 9615 5970
Facsimile 61 3 9473 2555
www.computershare.com

SAMPLE CUSTOMER
SAMPLE STREET
SAMPLE STREET
SAMPLE STREET
SAMPLE STREET
SAMPLETOWN TAS 7000

Securityholder Reference Number (SRN)

ASX

Appointment of Proxy

I/We being a member/s of Ansell Limited and entitled to attend and vote hereby appoint

☐ the Chairman of the Meeting (mark with an 'X') **OR** ☐ Write here the name of the person you are appointing if this person is someone other than the Chairman of the Meeting.

as my/our proxy to vote in accordance with the following directions or failing the person named, or if no person is named, the Chairman of the Meeting, at the Annual General Meeting of Ansell Limited to be held at 10.00am on Thursday, 9 October 2003 and at any adjournment or postponement of that meeting.

Voting directions to your proxy - please mark X to indicate your directions

Ordinary Business - Election of Directors		For	Against	Abstain**
Item 2.(a)	To elect Mr L D Crandall as a Director			
Item 2.(b)	To re-elect Mr H J Elliott as a Director			

** **Should you wish to direct your proxy how to vote or abstain from voting on any resolution please insert a mark in the appropriate box.** If you mark the abstain box for a particular item, you are directing your proxy not to vote on your behalf on a show of hands or on a poll, and your shares will not be counted in computing the required majority on a poll. The Chairman of the Meeting intends to vote undirected proxies in favour of each of the items of Business on the Notice of Meeting.

Appointing a second Proxy

I/We wish to appoint a second proxy

Mark with an 'X' if you wish to appoint a second proxy. **AND** % **OR** State the percentage of your voting rights or the number of securities for this Proxy Form.

PLEASE SIGN HERE

This section *must* be signed in accordance with the instructions overleaf to enable your directions to be implemented.

Individual or Securityholder 1	Securityholder 2	Securityholder 3
Sole Director and Sole Company Secretary	Director	Director/Company Secretary

Contact Name ____ Contact Daytime Telephone ____ Date / /

ANN 1PR + 004180 V_007OR0

How to complete this Proxy Form

1 Your Name and Address

This is your name and address as it appears on the share register of Ansell Limited. If this information is incorrect, please mark the box and make the correction on the form. Shareholders sponsored by a broker should advise their broker of any changes. **Please note, you cannot change ownership of your shares using this form.**

2 Appointment of a Proxy

If you wish to appoint the Chairman of the Meeting as your proxy, mark the box. If the person you wish to appoint as your proxy is someone other than the Chairman of the Meeting please write the name of that person. If you leave this section blank, or your named proxy does not attend the meeting, the Chairman of the Meeting will be your proxy and vote on your behalf. A proxy need not be a shareholder of Ansell Limited.

3 Votes on Items of Business

You may direct your proxy how to vote by placing a mark in one of the three boxes opposite each item of business. All your shares will be voted in accordance with such a direction unless you indicate only a portion of voting rights are to be voted on any item by inserting the percentage or number of shares you wish to vote in the appropriate box or boxes. If you do not mark any of the boxes on a given item, your proxy may vote as he or she chooses. If you mark more than one box on an item your vote on that item will be invalid.

4 Appointment of a Second Proxy

If you wish to appoint a second proxy, an additional Proxy Form may be obtained by telephoning the share registry of Ansell Limited on 1300 850 505 within Australia or 61 3 9615 5970 for overseas or you may copy this form.

Where more than one proxy is appointed, neither proxy is entitled to vote on a show of hands.

To appoint a second proxy you must:

(a) indicate that you wish to appoint a second proxy by marking the box.

(b) on each of the first Proxy Form and the second Proxy Form state the percentage of your voting rights or number of shares applicable to that form. If the appointment does not specify the percentage or number of the shareholders' voting rights each proxy may exercise, each proxy may exercise half the votes.

(c) return both forms together in the same envelope.

5 Authorised Signature(s)

You must sign this form as follows in the spaces provided:

Individuals:	where the holding is in one name, the shareholder must sign.
Joint Holding:	where the holding is in more than one name all of the shareholders must sign.
Power of Attorney:	to sign under Power of Attorney, you must have already lodged it with the registry. If you have not previously lodged this document for notation, please attach a certified photocopy of the Power of Attorney to this form when you return it.
Companies:	this form must be executed in accordance with section 127 of the Corporations Act 2001 or signed by an authorised officer or attorney.

If a representative of the corporation is to attend the meeting the appropriate "Certificate of Appointment of Representative" should be produced prior to admission. A form of the certificate may be obtained from the Company's share registry.

Lodgement of Proxy

This Proxy Form (and any Power of Attorney under which it is signed) must be received not later than 10.00am on Tuesday, 7 October 2003. Any Proxy Form received after that time will not be valid for the scheduled meeting.

Documents may be lodged using the reply paid envelope or:

- by posting, delivery or facsimile to Ansell Limited share registry at the address opposite, or
- by delivery or facsimile to the Registered Office of Ansell Limited

Ansell Limited share registry
Computershare Investor Services Pty Limited
GPO Box 242
Melbourne Victoria 3001
Australia
Facsimile 61 3 9473 2555

004190 V_0070RB

Notice of Annual General Meeting

Notice is hereby given that the annual general meeting of Ansell Limited will be held in The Latrobe Theatre at the Melbourne Convention Centre, corner Flinders and Spencer Streets, Melbourne, Victoria on Thursday, 9 October 2003 at 10.00am.

Ansell

Ansell Limited ABN 89 004 085 330

Registered Office: Level 3, 678 Victoria Street, Richmond, Victoria 3121

GPO Box 772H, Melbourne, Victoria 3001 Facsimile (61 3) 9270 7300

Notice of Meeting

ORDINARY BUSINESS

1 To receive and consider the financial and other reports for the year ended 30 June 2003.

2 To elect two Directors

- Mr L Dale Crandall who was appointed a Director on 1 November 2002, retires in accordance with Rule 33(b) of the Company's Constitution and being eligible offers himself for election.
- Mr Herbert J Elliott who retires by rotation in accordance with Rule 33(c) of the Company's Constitution and being eligible offers himself for re-election.

By order of the Board

R J Bartlett
Secretary

1 September 2003

RESOLUTION 2 – ELECTION OF DIRECTORS

The following are the backgrounds of the Directors who are seeking election or re-election:



MR L DALE CRANDALL
MBA UC BERKELEY, CPA

Mr Crandall was appointed as a non-executive Director on 1 November 2002. He is a Director of Union Bank of California, Covad Communications and BEA Systems and is a Trustee of Dodge & Cox Mutual Funds.

Mr Crandall has an accounting and finance background, having been Group Managing Partner for Southern California for Price Waterhouse and, more recently, President and Chief Operating Officer of Kaiser Foundation Health Plan and Hospitals in the US.

In addition to his Board role, Mr Crandall is a member of the Audit Committee.



MR HERBERT J ELLIOTT
AC, MBE, MA CANTAB

Mr Elliott has been a non-executive Director since February 2001. He is Chairman of the Telstra Foundation Limited and Director of Sydney Olympic Parks Authority.

Mr Elliott has experience in marketing and general management, including an appointment as President and Chief Executive of North America for the sporting goods company, Puma.

Mr Elliott is also a member of the Audit Committee.

NOTES

1 On a poll, shareholders have one vote for every fully paid ordinary share held.

2 Where more than one proxy is appointed, each proxy may be appointed to represent a specified proportion or number of the member's voting rights and neither proxy is entitled to vote on a show of hands if more than one proxy attends. A member entitled to attend and vote is entitled to appoint two proxies. If it is desired to appoint two proxies, then an additional proxy form can be obtained from the Ansell Limited Share Registry by telephoning (613) 9615 5970.

3 A proxy need not be a member of the Company.

4 Proxy forms must be signed by a member or the member's attorney or, if a corporation, executed under seal or in accordance with section 127 of the Corporations Act 2001 or signed by an authorised officer or agent.

5 Proxy forms (and if the appointment is signed by the appointor's attorney, the original authority under which the appointment was signed or a certified copy of the authority) must be received by the Company at its registered office: Level 3, 678 Victoria Street, Richmond, Victoria 3121, or at its postal address: c/- Computershare Investor Services Pty Limited, GPO Box 242, Melbourne, Victoria 3001, or by facsimile on (613) 9270 7300, not less than 48 hours before the time for holding the meeting.

6 The Board has determined, in accordance with the Company's Constitution and the Corporations Regulations 2001, that a shareholder's voting entitlement at the meeting will be taken to be the entitlement of that person shown in the register of members as at 10.00 pm on Tuesday, 7 October 2003.

116

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANSELL LIMITED
(Registrant)

By: ______________________

Name: David Malcolm Graham

Title: General Manager – Finance & Treasury

Date: October 22, 2003